


RECEIVED
MAR 31 2004
WASH, D.C.
158
SECTION


04021772

Letter to Stockholders

Notice of 2004 Annual Meeting and Proxy Statement

2003 Annual Report to Stockholders

Proxy Statement and 2003 Annual Report to Stockholders

To My Fellow Stockholders:

During 2003, Atmel enjoyed robust growth as demand for our products grew dramatically. To fully benefit from the rising demand, the Company increased installed production capacity and benefited from the efficiencies gained from our previous years' restructuring efforts. As a result, the Company was profitable in the fourth quarter. The Company is also well positioned to continue its goals of broadening market acceptance of our complete system solutions and improved financial performance.

For the fourth quarter, ended in December 2003, the Company reported revenues of $380 million and a net profit of $0.02 per share. Revenue for the fiscal year ended in December 2003 was $1.33 billion, with a net loss of ($0.25) per share. The Company reduced its overall debt level by over $236 million, while maintaining a healthy cash and cash-equivalents, short-term investments and restricted cash level of nearly $458 million. The ability to generate cash, even during difficult times, has placed the Company in a very strong position to fully take advantage of the improvement in industry conditions.

Atmel underwent an extensive strategic review during the second half of the year. This process was successful in outlining key strategies surrounding capacity planning and research and development initiatives. The Company has already begun to implement these strategies in order to ensure that it will continue to have the ability to maximize our short- and long-term returns.

Atmel will meet the growing demand in today's market by moving to smaller geometries, such as 0.13-micron, and increasing installed capacity in its European wafer fabrication facilities.

The Company is currently in the process of moving equipment from its Irving, TX facility to its UK facility in North Tyneside, to enable the more than doubling of its output and to increase capacity of the facility in Rousset, France by approximately 50%. Additionally, Atmel will utilize outside foundries for high-volume commodity products, such as Flash memory, and for aggressive technology ASIC products.

Atmel will continue to Invest in new technologies and products to remain competitive and cost effective in the market. The Company should improve operating margins as we anticipate that revenues will increase at a faster pace than research and development spending. The Company will primarily focus on investing in key technologies, such as the leading-edge embedded E^2technology used in our microcontroller products, Flash and logic technologies at 0.13- and 0.09-micron, and silicon germanium BiCMOS and high-voltage BCDMOS technology.

Atmel ramped revenue considerably throughout 2003, from $296 million in the first quarter to $380 million in the fourth quarter. Also, Atmel was profitable in the fourth quarter and eliminated significant amounts of debt from our balance sheet. With the increase in demand for our products, and our fabs running more efficiently, we believe that we have the opportunity to put together an even stronger year in 2004. We would like to thank our customers, partners, stockholders and employees for their ongoing confidence and support.

Sincerely,



George Perlegos,
President and Chief Executive Officer



ATMEL CORPORATION

NOTICE OF 2004 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 12, 2004
2:00 p.m.

Dear Atmel Stockholders:

Our Annual Meeting of Stockholders will be held on Wednesday, May 12, 2004 at 2:00 p.m., local time, at our offices located at 2325 Orchard Parkway, San Jose, California 95131, for the following purposes:

1. To elect eight (8) directors to serve for the ensuing year and until their successors are elected;

2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent accountants for the year ending December 31, 2004; and

3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on March 16, 2004 are entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

All stockholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, please vote as soon as possible using one of the following methods: (1) by using the Internet as instructed on the enclosed proxy card, (2) by telephone as instructed on the enclosed proxy card or (3) by mail, using the enclosed paper proxy card and postage-prepaid envelope. For further details, please see the section entitled "Voting" on page one of the accompanying Proxy Statement. Any stockholder attending the annual meeting may vote in person even if he or she has voted using the Internet, telephone, or proxy card, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting.

FOR THE BOARD OF DIRECTORS

Mark A. Bertelsen
Secretary

San Jose, California
March 31, 2004

ATMEL CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

These proxy materials are furnished to holders of our common stock in connection with the solicitation of proxies by our Board of Directors for the Annual Meeting of Stockholders to be held on Wednesday, May 12, 2004, at 2:00 p.m., local time, and at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held at our offices located at 2325 Orchard Parkway, San Jose, California 95131. Our telephone number at this location is (408) 441-0311.

These proxy materials and our Annual Report on Form 10-K for the year ended December 31, 2003 were first mailed on or about March 31, 2004, to all stockholders entitled to vote at the meeting.

Record Date and Voting Securities

Only holders of record of our common stock at the close of business on March 16, 2004, are entitled to notice of and to vote at the meeting and any adjournment thereof. Such stockholders are entitled to cast one vote for each share of common stock held as of the record date on all matters properly submitted for the vote of stockholders. At the record date, 475,123,648 shares of our common stock were issued and outstanding, and no shares of our preferred stock were outstanding. For information regarding security ownership by management and by the beneficial owners of more than 5% of our common stock, see "Security Ownership."

Quorum; Required Vote; Abstentions and Broker Non-Votes

The presence of the holders of a majority of the shares of common stock entitled to vote generally at the annual meeting is necessary to constitute a quorum at the annual meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the annual meeting or (2) have properly submitted a proxy card or voted by telephone or over the Internet. A plurality of the votes duly cast is required for the election of directors. The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of auditors.

Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the annual meeting; however, broker "non-votes" are not deemed to be "votes cast." As a result, broker "non-votes" are not included in the tabulation of the voting results on the election of directors or issues requiring approval of a majority of the votes cast and, therefore, do not have the effect of votes in opposition in such tabulations. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Voting

Voting by attending the meeting. A stockholder may vote his or her shares in person at the annual meeting. A stockholder planning to attend the annual meeting should bring proof of identification for entrance to the annual meeting.

Voting by proxy card. All shares entitled to vote and represented by properly executed proxy cards received prior to the annual meeting, and not revoked, will be voted at the annual meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board of Directors. If any other matters are properly presented for consideration at the annual meeting, including, among other things, consideration of a motion to adjourn the annual meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the annual meeting.

Voting by telephone or the Internet. A stockholder may vote his or her shares by calling the toll-free number indicated on the enclosed proxy card and following the recorded instructions or by accessing the website indicated on the enclosed proxy card and following the instructions provided.

When a stockholder votes via the Internet or by telephone, his or her vote is recorded immediately. We encourage our stockholders to vote using these methods whenever possible. If a stockholder attends the annual meeting, he or she may also submit his or her vote in person, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to us (Attention: Vice President and General Counsel, 2325 Orchard Parkway, San Jose, California 95131) a later dated written notice of revocation or duly executed proxy, in each case at or before the taking of the vote at the annual meeting, or by attending the meeting and voting in person.

Expenses of Solicitation

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy, and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by one or more of telephone, email, telegram, facsimile, or personal solicitation by our directors, officers, or regular employees. No additional compensation will be paid for such services. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be material.

Stockholder Proposals to Be Presented At Next Annual Meeting

Requirements for stockholder proposals to be considered for inclusion in Atmel's proxy materials. Stockholders interested in submitting a proper proposal for inclusion in the proxy materials for our 2005 annual meeting may do so by submitting such proposal in writing to our offices located at 2325 Orchard Parkway, San Jose, California 95131, Attn: Corporate Secretary c/o Mike Ross, Vice President and General Counsel. To be eligible for inclusion, stockholder proposals must be received no later than December 1, 2004, and must otherwise comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (Exchange Act).

Requirements for stockholder proposals to be brought before Atmel's annual meetings. Our bylaws also establish an advanced notice procedure for stockholders who wish to present certain matters, including nominations of persons for election to the board of directors and stockholder proposals not included in our proxy statement, to be brought before an annual meeting of stockholders. Stockholder proposals, including the nomination of a person for election to the board of directors, may not be brought before the meeting unless, among other things: (1) the proposal contains certain information specified in the bylaws, and (2) the proposal is received by us not less than 120 days prior to the date of our proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders, which will be December 1, 2004 for the 2005 Annual Meeting; provided, however, that in the event that we did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed more than 30 days from the date of the previous year's meeting, then the deadline for receipt of notice by the stockholder is no later than the close of business on the later of: (1) 120 days prior to the meeting and (2) 10 days after public announcement of the meeting date. A copy of the full text of these bylaw provisions may be obtained by writing to our Vice President and General Counsel at the address above. In addition to the above requirements, the Securities and Exchange Commission's requirements that a stockholder must meet in order to have a stockholder proposal included in our proxy statement can be found under Rule 14a-8 under the Exchange Act.

Stockholders may also submit a recommendation (as opposed to a formal nomination) for a candidate for membership on our Board of Directors by following the procedures set forth in "Director Candidates."

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of eight (8) directors is to be elected at the meeting. Unless otherwise instructed, the proxyholders will vote the proxies received by them for the eight (8) nominees named below, all of whom are presently our directors. In the event that any such nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders or until his successor has been elected and qualified.

The names of the nominees and certain information about them are set forth below (ages are as of December 31, 2003):

Name of Nominee	Age	Principal Occupation	Director Since
George Perlegos	53	President, Chief Executive Officer and Chairman of the Board, Atmel Corporation	1984
Gust Perlegos	56	Executive Vice President, Office of the President, Atmel Corporation	1985
Tsung-Ching Wu	53	Executive Vice President, Office of the President, Atmel Corporation	1985
T. Peter Thomas	57	Managing Director, Institutional Venture Partners	1987
Norm Hall	50	Managing Director, Alliant Partners	1992
Pierre Fougere	62	Chief Executive Officer, Fougere Conseil	2001
Dr. Chaiho Kim	69	Joseph S. Alemany Professor at The Leavey School of Business of Santa Clara University	2002
David Sugishita	55	Executive Vice President of Special Projects, Peregrine Systems, Inc.	2004

George Perlegos has served as President, Chief Executive Officer and Chairman of the Board since our inception in 1984. George Perlegos holds degrees in electrical engineering from San Jose State University (B.S.) and Stanford University (M.S.). George Perlegos is a brother of Gust Perlegos.

Gust Perlegos has served as a director since January 1985, as Vice President, General Manager from January 1985 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Gust Perlegos holds degrees in electrical engineering from San Jose State University (B.S.), Stanford University (M.S.) and Santa Clara University (Ph.D.). Gust Perlegos is a brother of George Perlegos.

Tsung-Ching Wu has served as a director since January 1985, as Vice President, Technology from January 1986 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

T. Peter Thomas has served as a director of Atmel since December 1987. Mr. Thomas is Managing Director of Institutional Venture Partners. Mr. Thomas has held this position since November 1985. Mr. Thomas also serves as a director of @Road, Inc. and Transmeta Corporation.

Norm Hall has served as a director of Atmel since August 1992. He is currently Managing Director of Alliant Partners, an investment banking firm, which position he has held since 1990. From 1988 to 1990, he worked for Berkeley International Capital Corporation, a venture capital firm. Prior to 1988, Mr. Hall worked at Intel Corporation. Mr. Hall also serves as a director of White Electronic Designs, Inc.

Pierre Fougere has served as a director of Atmel since February 2001. Mr. Fougere is currently Chief Executive Officer of Fougere Conseil, a consulting firm, and serves as Chairman of Société Chateau Lilian Ladouys, a wine producer, and Chairman of the supervisory board of Société Garnier Ponsonnet Vuillard, a paper manufacturer, and Société Nemoptic a maker of electronic displays. From 1986 to 1988, Mr. Fougere was Executive Vice President of the Matra Group and Chairman and Chief Executive Officer of Matra Datavision Inc., a software company. Prior to 1986, he was Executive Vice President, General Manager of the Components Division, Chairman and Chief Executive Officer of Matra Harris Semiconductor and Matra GCA.

Dr. Chaiho Kim has served as a director of Atmel since September 2002. He is Joseph A. Alemany University Professor at Santa Clara University in Santa Clara, California, where he has taught since 1964, and is a member of the faculty of The Leavey School of Business. Administrative positions that he has held at the university include the chair of Operations and Management Information Systems Department and chair of the Ph.D. Program of the school. He received a masters degree in International Business and a Ph. D. in Finance, both from the Graduate School of Business, Columbia University.

David Sugishita has served as a director of Atmel since February 2004. He is currently Executive Vice President of Special Projects of Peregrine Systems, Inc., an enterprise software company, since December 2003. From January 2002 to April 2002, Mr. Sugishita served as Executive Vice President and Chief Financial Officer of SONICblue, Inc., a provider of digital entertainment and consumer electronics products. From May 2001 to January 2002, Mr. Sugishita served as a consultant to several private software companies. From October 2000 to April 2001, he served as Executive Vice President and Chief Financial Officer of RightWorks Corporation, an eBusiness procurement software company. From June 1997 to February 2000, Mr. Sugishita served as Senior Vice President – Finance & Operations and Chief Financial Officer for Synopsys, Inc., a provider of electronic design automation software and services. Prior to his time at Synopsys, Mr. Sugishita held Senior Vice President and Chief Financial Officer positions at both Actel Corporation and Micro Component Technology, Inc. Prior to that, Mr. Sugishita held various senior financial and accounting positions at Applied Materials, Inc., and National Semiconductor Corporation. Mr. Sugishita holds degrees in business administration from San Jose State University (B.S.) and Santa Clara University (MBA). Mr. Sugishita also serves as a director and chairman of the Audit Committee of Ditech Communications Corporation and as a director of Micro Component Technology, Inc.

Corporate Governance

We are committed to principles of sound corporate governance. During the past year we have reviewed our corporate governance practices in light of the Sarbanes-Oxley Act of 2002 and changes in the rules and regulations of the Securities and Exchange Commission (SEC) and the listing standards of The Nasdaq National Market, Inc. (Nasdaq). Based on our review, in 2004, our Board of Directors (1) adopted an amended and restated charter for our Audit Committee, (2) created a Corporate Governance and Nominating Committee (and adopted a charter for such committee), (3) adopted a charter for our Compensation Committee, and (4) amended our Standards of Business Conduct to incorporate a "Code of Ethics" that complies with the rules of the SEC and the listing standards of the Nasdaq. You can access our current committee charters and Standards of Business Conduct on our web site at www.atmel.com.

Independence of Directors

Our Board of Directors has determined that each of the following directors, constituting a majority of the Board of Directors, are "independent" within the meaning of the Nasdaq listing standards:

T. Peter Thomas
Norm Hall
Pierre Fougere
Dr. Chaiho Kim
David Sugishita

Director Candidates

Our bylaws set forth the procedure for the proper submission of stockholder nominations for membership on the Board of Directors. Please refer to Section 2.2(c) of our bylaws for a description of the process for nominating directors. It is the Corporate Governance and Nominating Committee's policy to consider properly submitted stockholder recommendations (as opposed to a formal nomination) for candidates for membership on our Board of Directors. A stockholder may submit a recommendation for a candidate for membership on our Board of Directors by submitting in writing the name and background of such candidate to the Atmel Corporate Governance and Nominating Committee, c/o Mike Ross, Vice President and General Counsel, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. The Corporate Governance and Nominating Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate's name and biographical information, and (3) the recommending stockholder has consented in writing to public disclosure of such stockholder's name. Required biographical and background information shall include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending stockholder believes supports such candidacy (keeping in mind the criteria discussed below that the Corporate Governance and Nominating Committee considers when making recommendations for nomination to the Board of Directors).

The Corporate Governance and Nominating Committee uses a variety of methods for identifying candidates for nomination to the Board of Directors. Although candidates for nomination to the Board of Directors typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Committee through professional search firms, stockholders or other persons. Our newest director, David Sugishita, was initially suggested as a candidate by a non-management director. In 2003, we did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating candidates for nomination to the Board of Directors (although the Corporate Governance and Nominating Committee is authorized to do so). The process by which candidates for nomination to the Board of Directors are evaluated includes review of biographical information and background material on potential candidates by Committee members, meetings of Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Committee. Candidates recommended by stockholders (and properly submitted) are evaluated by the Corporate Governance and Nominating Committee using the same criteria as other candidates. Although the Corporate Governance and Nominating Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board of Directors, the Committee does review numerous criteria before recommending a candidate. Such criteria include: character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, other commitments and the like.

Communications from Stockholders

Stockholders may communicate with the Board of Directors by submitting either an e-mail to bod@atmel.com or written communication addressed to the Board of Directors (or specific board member) c/o Mike Ross, Vice President and General Counsel, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. E-mail communications that are intended for a specific director should be sent to the e-mail address above to the attention of the applicable director. The Chairman of the Corporate Governance and Nominating Committee will, with the assistance of our General Counsel, (1) review all communications to the Board of Directors, (2) determine if such communications relate to substantive matters, (3) if such communications relate to substantive matters, provide copies (or summaries) of such communications to the other directors as he or she considers appropriate, and (4) if such communications do not relate to substantive matters, determine what action, if any, will be taken with such communications. Communications relating to corporate governance and long-term corporate strategy are more likely to be deemed "substantive" and therefore forwarded on to the Board of Directors than communications relating to personal grievances or matters as to which we receive repetitive and duplicative communications.

Board Meetings and Committees

All directors are expected to attend each meeting of the Board of Directors and the committees on which he or she serves. All directors are also encouraged, but not required to attend our Annual Meeting of Stockholders. Each director, other than Pierre Fougere, attended the 2003 Annual Meeting of Stockholders. During the fiscal year ended December 31, 2003, the Board of Directors held eleven meetings. The Board of Directors has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the directors that were directors in 2003 attended or participated in

75% or more of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board on which he or she served during the past fiscal year.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Messrs. Thomas, Fougere, Kim and Sugishita (who replaced Norm Hall on the Audit Committee in 2004). Our Board of Directors has determined that (1) each of the current members of the Audit Committee are "independent" within the meaning of the Nasdaq listing standards and within the meaning of the rules of the Exchange Act and (2) David Sugishita meets the requirements of an audit committee financial expert in accordance with SEC rules. The Audit Committee held six meetings during 2003. In addition, the Committee met four times during 2003 with the outside auditors to review Atmel's financial results, and met with the outside auditors during its other meetings to discuss regulatory developments and Atmel's response to them. The duties of the Audit Committee are to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and Atmel's internal accounting and financial controls. Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement, reviews the reports of Atmel's management and the independent auditors concerning Atmel's internal accounting and financial controls, appoints, determines the compensation of and oversees the work of the independent auditors, and reviews and approves the scope of the annual audit. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all our books, records, facilities and personnel and the power to retain outside counsel, auditors or other experts for this purpose. The Committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditor. The Board of Directors has adopted an amended charter of the Audit Committee, which is included herein as Appendix A.

Corporate Governance and Nominating Committee

We have a separately-designated standing Corporate Governance and Nominating Committee that currently consists of Messrs. Thomas, Kim and Sugishita. Our Board of Directors has determined that each of the members of the Corporate Governance and Nominating Committee are "independent" within the meaning of the Nasdaq listing standards. This Committee develops principles of corporate governance and recommends them to the Board of Directors for its consideration and approval. The Committee also reviews governance-related stockholder proposals and makes recommendations to the Board of Directors for action on such proposals. The Corporate Governance and Nominating Committee makes recommendations to the Board of Directors regarding the composition and size of the Board. The Committee also establishes procedures for the submission of candidates for election to the Board, establishes procedures for identifying and evaluating candidates for director and determines the relevant criteria for Board membership. The Corporate Governance and Nominating Committee was formed in 2004, and therefore did not hold a meeting during 2003. The charter of the Corporate Governance and Nominating Committee is included herein as Appendix B. You can access our current committee charter on our web site at www.atmel.com.

Compensation Committee

We have a separately-designated standing Compensation Committee. The Compensation Committee currently consists of Messrs. Thomas, Hall and Fougere. This Committee reviews and approves our executive compensation policies, including the salaries and target bonuses of our executive officers, and administers our incentive stock plans. The Compensation Committee did not hold a meeting during 2003 since the Board determined that no raises and limited bonuses would be granted during 2003 to executive officers. The Board of Directors, as a whole, approved compensation matters during 2003. The charter of the Compensation Committee is included herein as Appendix C.

Code of Ethics/Standards of Business Conduct

It is our policy to conduct our operations in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior. This policy can be found in our recently amended Standards of Business Conduct, which is applicable to all of our directors, officers and employees. Such Standards of Business Conduct incorporate the Code of Ethics required by Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K. Our Standards of Business Conduct also complies with Nasdaq's listing standards.

Our Standards of Business Conduct are designed to promote honest and ethical conduct, the compliance with all applicable laws, rules and regulations and to deter wrongdoing. Our Standards of Business Conduct are also aimed at ensuring that information we provide to the public (including our filings with and submissions to the SEC) is accurate, complete, fair, relevant, timely and understandable. A copy of our Standards of Business Conduct is included herein as Appendix D. We intend to disclose future amendments to certain provisions of our Standards of Business Conduct, or waivers of such provisions granted to directors and executive officers, on our web site at www.atmel.com in accordance with applicable SEC and Nasdaq requirements.

Director Compensation

Our employee Directors receive no cash compensation for service on the Board of Directors.

During 2003, each non-employee Director received cash compensation of $60,000 for service on the Board of Directors and its Committees. Mr. Fougere also received an extra $1,500 per month for travel costs for his attendance at Board of Directors and Committee meetings since Mr. Fougere resides in France.

During 2004, each non-employee Director will receive cash compensation of $60,000 per year, paid in installments, for service on the Board of Directors and its Committees. Mr. Fougere will also receive an additional $1,500 per month during 2004 to reimburse travel costs incident to his French residence for his attendance at Board of Directors and Committee meetings.

There were no stock option grants to non-employee Directors during 2003. On February 13, 2004, upon joining the Board of Directors, we granted David Sugishita a non-qualified stock option for the purchase of 30,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, or $7.38 per share. On February 13, 2004, we granted each of Messrs. Thomas and Hall non-qualified stock options for the purchase of 20,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, or $7.38 per share. Each of such option grants were from our 1996 Stock Option Plan. Assuming continued service on our Board of Directors, such options vest and become exercisable over four years, with 12.5% of the shares vesting six months after grant date and 2.0833% of the shares vesting each month thereafter until fully vested.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE NOMINEES SET FORTH HEREIN.

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and Atmel's internal accounting and financial controls. This purpose is more fully described in its amended charter, which the Board of Directors has adopted and is included herein as Appendix A.

Our Audit Committee has (1) reviewed and discussed the audited financial statements with management and with our independent accountants, (2) discussed with PricewaterhouseCoopers LLP, its independent accountants, the matters required to be discussed by the Statement on Auditing Standards No. 61, and (3) received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, and has discussed the accountants' independence with the independent accountants.

Based on the review and discussions referred to in clauses (1) through (3) in the preceding paragraph, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and filed with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

T. Peter Thomas
Pierre Fougere
Dr. Chaiho Kim
David Sugishita

SECURITY OWNERSHIP

The following table sets forth certain information with respect to beneficial ownership of our common stock as of December 31, 2003 by (i) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the executive officers named in the Summary Compensation Table, (iii) each director and (iv) all directors and executive officers as a group. The information on beneficial ownership in the table and the footnotes hereto is based upon our records and the most recent Schedule 13D or 13G filed by each such person or entity and information supplied to us by such person or entity. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable, and can be reached by contacting our principal executive offices.

Beneficial Owner (1)	Common Stock Beneficially Owned (2)	Approximate Percent Beneficially Owned (2)
George Perlegos	33,201,636	7.02 %
FMR Corp. (3)	25,984,502	5.49 %
Gust Perlegos (4)	14,834,574	3.13 %
Tsung-Ching Wu (5)	8,320,840	1.76 %
Graham Turner (6)	486,378	*
Francis Barton (7)	56,250	*
T. Peter Thomas (8)	161,400	*
Norm Hall (9)	145,000	*
Pierre Fougere (10)	16,250	*
Dr. Chaiho Kim (11)	13,083	*
David Sugishita	--	--
All directors and executive officers as a group (13 persons) (12)	60,165,013	12.65 %

* Less than one percent of the outstanding common stock.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131.

(2) Based on 473,047,661 shares outstanding on December 31, 2003. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Atmel common stock subject to options held by that person that will be exercisable within 60 days after December 31, 2003, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Based on a Schedule 13G filed with the SEC on February 17, 2004 by FMR Corp. The address of FMR Corp. is 82 Devonshire Street, Boston MA 02109.

(4) Includes 545,626 shares issuable under stock options exercisable within 60 days of December 31, 2003.

(5) Includes 561,250 shares issuable under stock options exercisable within 60 days of December 31, 2003.

(6) Includes 277,500 shares issuable under stock options exercisable within 60 days of December 31, 2003.

(7) Includes 56,250 shares issuable under stock options exercisable within 60 days of December 31, 2003.

(8) Includes 145,000 shares issuable under stock options exercisable within 60 days of December 31, 2003.

(9) Includes 145,000 shares issuable under stock options exercisable within 60 days of December 31, 2003.

(10) Includes 16,250 shares issuable under stock options exercisable within 60 days of December 31, 2003.

(11) Includes 7,083 shares issuable under stock options exercisable within 60 days of December 31, 2003.

(12) Includes 2,607,000 issuable under stock options exercisable within 60 days of December 31, 2003.

EXECUTIVE COMPENSATION

The following table shows, as to Atmel's Chief Executive Officer and each of Atmel's four other most highly compensated executive officers whose salary plus bonus exceeded $100,000 during the last fiscal year (the "Named Officers"), information concerning compensation paid for services to Atmel in all capacities during the last three fiscal years:

		Annual Compensation		Long-Term Compensation Awards	All Other Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Number of Shares Underlying Options (1)	
George Perlegos	2003	350,115	--	--	$500 (1)
President and Chief	2002	350,115	--	--	500 (1)
Executive Officer	2001	356,980	--	--	500 (1)
Gust Perlegos	2003	305,337	--	100,000	--
Executive Vice President,	2002	305,337	--	150,000	--
Office of the President	2001	311,324	--	--	--
Tsung-Ching Wu	2003	278,300	--	100,000	500 (1)
Executive Vice President,	2002	283,866	--	200,000	500 (1)
Office of the President	2001	289,432	--	--	500 (1)
Francis Barton (2)	2003	224,815	319,825	600,000	500 (1)
Executive Vice President and	2002	--	--	--	--
Chief Financial Officer	2001	--	--	--	--
Graham Turner (3)	2003	248,517	95,196	80,000	--
Vice President and General	2002	--	--	--	--
Manager, Microcontroller	2001	--	--	--	--
Business Unit					

(1) These amounts represent the Company's contributions to the respective 401(k) plans, which provides for broad-based employee participation.

(2) Mr. Barton joined Atmel in May 2003.

(3) Mr. Turner was made an executive officer of Atmel in May 2003.

Option Grants in Last Fiscal Year

The following table sets forth certain information with respect to stock options granted to each of the Named Officers during the year ended December 31, 2003. In accordance with the rules of the SEC, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock.

	Individual Grants (1)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year (2)	Exercise Price Per Share	Expiration Date	5%	10%
George Perlegos	--	--	--	--	--	--
Gust Perlegos (3)	100,000	1.64%	$5.75	12/18/2013	$361,614	$ 916,402
Tsung-Ching Wu (3)	100,000	1.64%	$5.75	12/18/2013	$361,614	$ 916,402
Francis Barton (4)	500,000	8.21%	$1.81	4/30/2013	$569,150	$1,442,337
(3)	100,000	1.64%	$5.75	12/18/2013	$361,614	$ 916,402
Graham Turner (5)	80,000	1.31%	$5.75	12/18/2013	$289,292	$ 733,122

(1) Each option was granted from our 1996 Stock Option Plan and has an exercise price equal to the fair market value per share of our common stock on the date of grant.

(2) Atmel granted options to employees to purchase 6,086,720 shares of common stock in the fiscal year ended December 31, 2003.

(3) Shares subject to options vest and become exercisable as follows: 12.5% six months after the grant date (which was December 19, 2003) and 2.0833% each month thereafter until fully vested.

(4) Shares subject to options vest and become exercisable as follows: with respect to 300,000 shares, 12.5% six months after the grant date (which was May 1, 2003) and 2.0833% each month thereafter until fully vested; and with respect to 200,000 shares, 12.5% eighteen months after grant date (which was May 1, 2003) and 2.0833% each month thereafter until fully vested.

(5) Shares subject to options vest and become exercisable as follows: 25.0% each year on the anniversary of the grant date (which was December 19, 2003) until fully vested.

Option Exercises and Holdings

The following table provides information with respect to option exercises in 2003 by the Named Officers and the value of such officers' unexercised options at December 31, 2003:

			Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End (2)	
Name	Shares Acquired on Exercise	Value Realized (1)	Exercisable	Unexercisable	Exercisable	Unexercisable
George Perlegos	--	--	--	--	--	--
Gust Perlegos	132,708	$87,707	539,375	190,625	$743,534	$ 168,186
Tsung-Ching Wu	14,592	$8,865	552,916	227,084	$796,344	$ 310,376
Francis Barton	--	--	43,750	556,250	$183,750	$1,942,250
Graham Turner	140,000	$447,898	267,500	182,500	$847,772	$ 167,050

(1) Market value of underlying securities on date of exercise, minus the exercise price.
(2) Market value of unexercised options is based on the last reported sales price of our common stock on the Nasdaq National Market of $6.01 per share on December 31, 2003, minus the exercise price.

REPORT ON COMPENSATION

The Compensation Committee of the Board of Directors generally reviews and approves our executive compensation policies, including the base salary levels and target incentives for our executive officers, at the beginning of each year, and approves the performance objectives of the officers in their areas of responsibility. The Compensation Committee also administers our stock plans, including our 1996 Stock Plan and our 1991 Employee Stock Purchase Plan. No member of the Compensation Committee is a former or current officer or employee of Atmel or any of its subsidiaries. In fiscal 2003, the Board of Directors, as a whole, assumed these responsibilities. However, in 2004, all executive officer compensation will be determined exclusively by the Compensation Committee.

Compensation Policies

Our policy is that a substantial portion of each officer's annual compensation should be based upon our financial performance. The Compensation Committee adjusts the salaries of our officers based on our financial performance during the past year and on each officer's performance against the objectives related to his area of responsibility, which objectives were established at the beginning of the prior year. Due to our performance in 2002, the Board of Directors decided to keep base salaries in 2003 at 2002 levels for each of our executive officers.

Under our executive bonus plan, executive officers may receive a substantial percentage of their base salary in bonus payments, based on our quarterly financial performance compared to pre-tax income targets established by the Board of Directors at the beginning of the year in connection with the adoption of our operating plan. Due to our performance in 2002, the Board of Directors decided to not pay bonuses in 2003 to any of our U.S.-based executive officers that were employed with us in 2002.

The Compensation Committee considers granting stock options to executive officers based upon a number of factors, including such officer's responsibilities and relative position, any changes in such officer's responsibility and position, such officer's equity interest in the form of stock and options held by such individual, and the extent to which existing options remain unvested. Upon recommendation of our independent directors, the Board of Directors approved option grants to executive officers during 2003. All options are granted at the current market price of our common stock on the date of grant and options generally vest over four years.

Compensation of Chief Executive Officer

As reported in our 2003 Proxy Statement, the Compensation Committee used the criteria described above for compensation decisions regarding the Chief Executive Officer, and in addition considered the salaries of CEOs with a number of comparably-sized companies in the semiconductor industry (the "Benchmark Group"). Such group is subject to change from year to year based on management's assessment of comparability. In 2002, Mr. George Perlegos' compensation was well below the average compensation of chief executive officers in the Benchmark Group. Although no benchmarking was completed during 2003, nothing came to the attention of the Compensation Committee that caused a change of that view especially given that Mr. Perlegos received no increase in salary in 2003, nor did he receive a bonus for 2003.

Respectfully submitted by the members of the Board of Directors.

George Perlegos
Gust Perlegos
Tsung-Ching Wu
T. Peter Thomas *
Norm Hall *
Pierre Fougere *
Dr. Chaiho Kim
David Sugishita **

* Member of the Compensation Committee
** Joined Board of Directors in February 2004

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 2003 the Compensation Committee consisted of Messrs. Thomas, Hall, Fougere and Kim. No interlocking relationships exist between any member of the Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of Atmel or its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2002, we entered into an agreement with Board approval with Alliant Partners, an investment banking firm, to help us sell our Irving, Texas facility. Although no fees were paid to Alliant Partners during 2003, we will owe fees to Alliant Partners if we sell the facility through their efforts. Norm Hall, a director of Atmel and a member of the Compensation Committee, is Managing Director of Alliant Partners. During 2003, with Board approval we paid Angela Perlegos fees of $49,500 for her services on the Boards of Directors of several of our subsidiaries. Angela Perlegos is the wife of George Perlegos, the CEO and a director of Atmel.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such officers, directors and 10% stockholders are also required by the SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such forms received, or written representations from certain reporting persons that no filings were required for such persons, we believe that, during the year ended December 31, 2003, all Section 16(a) filing requirements applicable to our executive officers and directors were complied with, except as follows: Bernard Pruniaux failed to timely file one Form 5 report describing one transaction with respect to the stock options he was granted on December 19, 2003.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance, under our compensation plans as of December 31, 2003.

Plan Category	(a) **Number of securities to be issued upon exercise of outstanding options, warrants and rights**	(b) **Weighted-average exercise price of outstanding options, warrants and rights**	(c) **Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders	30,516,000 (1)	$5.56	40,240,000 (2)
Equity compensation plans not approved by security holders	--	--	--
Total	30,516,000	$5.56	40,240,000 (2)

(1) Includes options to purchase shares outstanding under the 1986 Incentive Stock Option Plan and the 1996 Stock Option Plan

(2) Includes 17,977,000 shares issuable under our 1991 Employee Stock Purchase Plan

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP, independent accountants, to audit our consolidated financial statements for the year ending December 31, 2004. PricewaterhouseCoopers LLP has audited our financial statements since the year ended 1985.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the meeting and will have an opportunity to make a statement if they so desire. The representatives are also expected to be available to respond to appropriate questions from the stockholders.

Ratification of Appointment of PricewaterhouseCoopers LLP

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as Atmel's independent public accountants is not required by Atmel's bylaws or other applicable legal requirement. However, our Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in the best interests of Atmel and its stockholders.

Fees of PricewaterhouseCoopers LLP Incurred by Atmel

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements for 2003 and 2002, and fees billed for other services rendered by PricewaterhouseCoopers LLP during 2003 and 2002.

	2003	2002
Audit fees[1]	$1,424,000	$ 1,226,000
Audit-related fees[2]	313,000	19,000
Tax fees[3]	18,000	162,000
All other fees[4]	8,000	1,512,000
Total	$1,763,000	$ 2,919,000

1. Audit fees represent fees for professional services provided in connection with the audit of our financial statements and the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings. Of the 2002 figure, $943,000 was billed through December 31, 2002 with the remainder billed in 2003.

2. Audit-related fees consisted primarily of advisory services rendered to Atmel in conjunction with Atmel's preliminary assessment of our readiness to meet the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 pertaining to internal controls over financial reporting and accounting consultations regarding accounting and financial reporting.

3. Tax fees consisted of fees for expatriate tax services and international tax planning services and advice.

4. Fees incurred in 2002 were for the design and implementation of financial information systems by the consulting arm of PricewaterhouseCoopers LLP from January 1, 2002 through September 30, 2002.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit Committee of the Board of Directors, subject to a de minimus exception set forth in the SEC rules (the De Minimus Exception). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. None of the audit-related or non-audit services described above were performed pursuant to the De Minimus Exception during the periods in which the pre-approval requirement has been in effect.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2004. IN THE EVENT OF A NEGATIVE VOTE ON SUCH RATIFICATION, THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS WILL RECONSIDER ITS SELECTION.

PERFORMANCE GRAPH

The following graph shows a comparison of cumulative total stockholder return, calculated on a dividend reinvested basis, for Atmel Corporation, the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes that $100 was invested in Atmel's common stock, the S&P 500 Index and the S&P Information Technology Index from the date of December 31, 1998 through the 2003 year end. Historic stock price performance is not necessarily indicative of future stock price performance.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Dec98
Dec99
Dec00
Dec01
Dec02
Dec03
ATMEL CORP
S&P 500 INDEX
S&P 500 INFORMATION TECHNOLOGY

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

THE BOARD OF DIRECTORS

Dated: March 31, 2004

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APPENDIX A

CHARTER FOR THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

OF

ATMEL CORPORATION

As of February 13, 2004

PURPOSE:

The purpose of the Audit Committee of the Board of Directors of Atmel Corporation (the "**Company**") shall be to:

- Provide oversight of the Company's accounting and financial reporting processes and the audit of the Company's financial statements;
- Assist the Board of Directors in oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance, and (iv) the Company's internal accounting and financial controls; and
- Provide to the Board of Directors such information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors may from time to time prescribe.

MEMBERSHIP:

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board of Directors. The Audit Committee will consist of at least three members of the Board of Directors. Members of the Audit Committee must meet the following criteria (as well as any criteria required by the SEC):

- Each member will be an independent director in accordance with (i) the audit committee requirements of the Nasdaq Stock Market, Inc. Marketplace Rules (the "Nasdaq Rules") and (ii) the rules of the SEC;
- Each member will be able to read and understand fundamental financial statements, in accordance with the Audit Committee requirements of the Nasdaq Rules;
- At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a principal financial officer or other senior officer with financial oversight responsibilities; and
- At least one member will be an "audit committee financial expert" as defined in the rules of the SEC.

RESPONSIBILITIES AND DUTIES:

The responsibilities and duties of the Audit Committee shall include:

Review Procedures

- Reviewing the reports of management and the independent auditors concerning the design, implementation and maintenance of the Company's internal controls and procedures for financial reporting, including meeting periodically with the Company's management and the independent auditors to review their assessment of the adequacy of such controls and to review before release the disclosure regarding such system of internal controls required under SEC rules to be contained in the Company's periodic filings and the attestations or reports by the independent auditors relating to such disclosure;

- Reviewing and providing guidance with respect to the external audit by (i) reviewing the independent auditors' proposed audit scope and approach; (ii) discussing with the Company's independent auditors the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies, disagreements with management and any other matters described in SAS No. 61; and (iii) reviewing reports submitted to the audit committee by the independent auditors in accordance with applicable SEC requirements;

- Reviewing and discussing with management and the independent auditors the annual audited financial statements and quarterly unaudited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to filing the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC;

- Directing the Company's independent auditors to review before filing with the SEC the Company's interim financial statements included in Quarterly Reports on Form 10-Q, using professional standards and procedures for conducting such reviews;

- Conducting a post-audit review of the financial statements and audit findings, including any suggestions for improvements provided to management by the independent auditors, and management's response to such suggestions;

- Review, prior to announcement, Company press releases and other disclosures containing financial information for the purpose of ensuring that such press releases and other disclosures properly disclose financial information presented in accordance with GAAP and, to the extent pro forma information is included, adequately disclose how such pro forma information differs from the comparable GAAP information and ensure that disclosure of such pro forma information is not given undue prominence and that such pro forma information does not provide a misleading presentation of the Company's results of operations or financial condition;

- Providing oversight and review at least annually of the Company's risk management policies, including its investment policies;

- Reviewing and approving in advance any proposed related party transactions;

- Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements;

- Reviewing its own charter and processes on an annual basis;

Independent Auditors

- Appointing, compensating and overseeing the work of the independent auditors (including resolving disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

- Reviewing the independence of the outside auditors, including (i) obtaining on a periodic basis a written statement from the independent auditors regarding relationships and services with the Company that may impact independence, as defined by applicable standards and SEC requirements, (ii) presenting this statement to the Board, and (iii) to the extent there are relationships, monitoring and investigating them;

- Pre-approving audit and permissible non-audit services provided to the Company by the independent auditors, except where pre-approval is not required because such non-audit services are de minimis under the rules of the SEC, in which case subsequent approval may be obtained. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full Audit Committee at its scheduled meetings;

Regulatory Compliance and Other Matters

- Overseeing compliance with the requirements of the SEC for disclosure of auditor's services and audit committee members, member qualifications and activities;

- Reviewing management's monitoring of compliance with the Foreign Corrupt Practices Act;

- Providing a report for inclusion in the Company's proxy statement in accordance with the rules and regulations of the SEC; and

- Establishing procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

MEETINGS:

The Audit Committee will meet at least four times annually. The Audit Committee may establish its own meeting schedule, which it will provide to the Board of Directors.

The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company at such times as it deems appropriate to review the financial affairs of the Company. The Audit Committee will meet separately with the independent auditors of the Company, at such times as it deems appropriate, but not less than quarterly.

MINUTES:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

COMPENSATION:

Members of the Audit Committee shall receive such fees, if any, for their service as Audit Committee members as may be determined by the Board of Directors.

Members of the Audit Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board of Directors or any committee thereof.

In addition, the Audit Committee may retain, as appropriate and at the Company's expense, outside legal, accounting or other advisors to advise or assist the Audit Committee in the performance of any of the responsibilities and duties set forth above.

APPENDIX B

CHARTER OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS OF ATMEL CORPORATION

As of February 13, 2004

PURPOSE:

The Corporate Governance and Nominating Committee (the "Committee") is a committee of the Board of Directors of Atmel Corporation (the "Company"). The purpose of the Committee is to review and make recommendations to the Board of Directors on matters concerning corporate governance, Board composition, identification, evaluation and nomination of individuals qualified to become Board members, Board Committees and conflicts of interest. The Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors may from time to time prescribe.

MEMBERSHIP:

The Committee shall consist of no fewer than three members of the Board of Directors. All members of the Committee shall be appointed and replaced by the Board, shall have no relationship to the Company or its affiliates that may interfere with the exercise of their independence, and shall otherwise be deemed "Independent Directors" as defined in Rule 4200 of the Nasdaq Stock Market, Inc. Marketplace Rules (the "Nasdaq Rules").

The Board will designate one member of the Committee as its Chair.

RESPONSIBILITIES:

The Committee has the following specific duties:

Corporate Governance Generally

- Develop principles of corporate governance and recommend them to the Board for its consideration and approval;
- Review annually the principles of corporate governance approved by the Board to ensure that they remain relevant and are being complied with;
- Review proposed changes to the Company's Certificate of Incorporation and bylaws and make recommendations to the Board;
- Determine the manner in which stockholders may send communications to the Board (as a whole or individually);
- Establish the process by which the Chair of the Committee will determine which stockholder communications will be relayed to the Board and what the Board's response, if any, should be;
- Review governance-related stockholder proposals and recommend Board responses; and
- Oversee compliance by the Board and its committees with applicable laws and regulations, including those promulgated by the Securities and Exchange Commission and the Nasdaq Rules.

Board Composition, Evaluation and Nominating Activities

- Oversee the Board evaluation process including conducting periodic evaluations of the performance of the Board as a whole and each Board committee and evaluating the performance of Board members eligible for re-election;

- Review and make recommendations to the Board regarding the composition and size of the Board and determine the relevant criteria (including any minimum qualifications) for Board membership including issues of character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of the Company's business, other commitments and the like;

- Establish procedures for the submission of candidates for election to the Board (including recommendations by stockholders of the Company);

- Establish procedures for identifying and evaluating nominees for Director;

- Review and recommend candidates for election to the Board at the annual meeting of stockholders in compliance with the Company's policies and procedures for consideration of Board candidates;

- Identify, consider and recommend candidates to fill new positions or vacancies on the Board; in performing these duties, the Committee shall have the authority, at the Company's expense, to retain and terminate any search firm to be used to identify Board candidates and shall have authority to approve the search firm's fees and other retention terms;

- Review the disclosure included in the Company's proxy statement regarding the Company's nomination process;

- Evaluate director compensation, consulting with outside consultants and/or with the Human Resources department when appropriate, and make recommendations to the Board regarding director compensation;

- Review and make recommendations to the Board with respect to the Directors' stock option grants under the 1996 Stock Plan and any proposed amendments thereto, subject to obtaining stockholder approval of any amendments as required by applicable law or the Nasdaq Rules;

- Establish policy regarding attendance of Board members at annual meeting of stockholders; and

- Make recommendations for continuing education of Board members.

Board Committees

- Periodically review the charter and composition of each Board committee and make recommendations to the Board for the creation of additional Board committees or the change in mandate or dissolution of Board committees; and

- Recommend to the Board persons to be members of the various Board committees.

Conflicts of Interest

- Review and approve the Company's Standards of Business Conduct and Code of Ethics for Principal Executive Officer and Senior Financial Officers and Managers;

- Consider questions of possible conflicts of interest of Board members and of corporate officers; and

- Review actual and potential conflicts of interest of Board members and corporate officers, and approve or prohibit any involvement of such persons in matters that may involve a conflict of interest or taking of a corporate opportunity.

In performing its duties, the Committee shall have the authority, at the Company's expense, to retain, hire, and obtain advice, reports or opinions from internal or external legal counsel and expert advisors.

The Committee may form and delegate authority to subcommittees when appropriate.

MEETINGS:

The Committee will meet as often as may be deemed necessary or appropriate, in its judgment, in order to fulfill its responsibilities. The Committee may meet either in person or telephonically, and at such times and places as the Committee determines. The Committee may invite to its meetings other Directors, Company management and such other persons as the Committee deems appropriate in order to carry out its responsibilities.

MINUTES:

The Committee will maintain written minutes of its meetings, which will be filed with the minutes of the meetings of the Board of Directors.

REPORTS:

The Chair of the Committee shall make regular reports to the full Board on the actions and recommendations of the Committee.

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APPENDIX C

CHARTER FOR THE
COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS
OF
ATMEL CORPORATION

As of March 12, 2004

1. PURPOSE

The purpose of the Compensation Committee of the Board of Directors (the "*Board*") of Atmel Corporation (the "*Company*") shall be to:

- provide oversight of the Company's compensation policies, plans and benefits programs;
- assist the Board in discharging its responsibilities relating to (i) oversight of the compensation of the Company's Chief Executive Officer (the "*CEO*") and other executive officers (including officers reporting under Section 16 of the Securities Exchange Act of 1934), and (ii) approving and evaluating the executive officer compensation plans, policies and programs of the Company; and
- assist the Board in administering the Company's equity compensation plans for its employees.

The compensation programs for the Company's executive officers shall be (i) designed to attract, motivate and retain talented executives responsible for the success of the Company, (ii) determined within a competitive framework and (iii) based on the achievement of the Company's overall financial results and individual contributions.

In furtherance of these purposes, the Compensation Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

2. MEMBERSHIP AND ORGANIZATION

Composition. The Compensation Committee members shall be appointed by, and shall serve at the discretion of, the Board. The Compensation Committee shall consist of no fewer than three members of the Board. The Board may designate one member of the Compensation Committee as its chair. The Compensation Committee may form and delegate authority to subcommittees when appropriate. Members of the Compensation Committee must meet the following criteria:

- the independence requirements of the Nasdaq Stock Market, Inc.;
- the non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended; and
- the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Meetings and Reports. The Compensation Committee will meet as often as may be deemed necessary or appropriate, in its judgment, in order to fulfill its responsibilities. The Compensation Committee may meet either in person or telephonically, and at such times and places as the Compensation Committee determines. The Compensation Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

Reports of meetings of the Compensation Committee will be made to the Board of Directors at its next regularly scheduled meeting following the Compensation Committee meeting, accompanied by any recommendations to the Board of Directors approved by the Compensation Committee. The CEO may not be present during voting or deliberations regarding CEO compensation.

Compensation. Members of the Compensation Committee shall receive such fees, if any, for their service as Compensation Committee members as may be determined by the Board in its sole discretion.

3. RESPONSIBILITIES AND DUTIES

The responsibilities and duties of the Compensation Committee shall include:

Executive and Other Compensation

- annually reviewing and approving for the CEO and the executive officers of the Company: (i) the annual base salary, (ii) the annual incentive bonus, including the specific goals and amount, (iii) equity compensation, (iv) any employment agreement, severance arrangement and change in control agreement/provision, (v) any signing bonus or payment of relocation costs and (vi) any other benefits, compensation or arrangements. One of the Compensation Committee's objectives shall be to use compensation to align the interests of the executive officers with the long-term interests of the Company's stockholders, thereby incentivizing management to increase stockholder value;

- specifically with respect to the CEO, reviewing and approving corporate goals and objectives relevant to the compensation of the CEO, evaluating his performance in light thereof, and considering factors related to the performance of the Company, including accomplishment of the Company's long-term business and financial goals;

- acting as Administrator of the Company's equity compensation plans for its employees;

- providing oversight of the Company's overall compensation plans and benefits programs and making recommendations to the Board with respect to improvements or changes to such plans or the adoption of new plans when appropriate;

- evaluating, on a periodic basis, the competitiveness of (i) the compensation of the CEO and the executive officers of the Company and (ii) the Company's overall compensation plans;

Related Duties and Authority

- periodically reviewing this Charter and its processes and recommending any proposed changes to the Board of Directors;

- consulting with the Human Resources department and, when appropriate, with outside consultants to assist in the evaluation of executive officer compensation and approving the consultant's fees and other retention terms. The Compensation Committee may also obtain advice and assistance from internal or external legal, accounting or other advisors; and

- producing a report on executive compensation for inclusion in the Company's annual proxy statement that complies with the rules and regulations of the Securities and Exchange Commission and any other applicable rules and regulations.

APPENDIX D

STANDARDS OF BUSINESS CONDUCT

I. OVERVIEW

A. Standards of Business Conduct

It is the policy of Atmel Corporation to conduct its business in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior (this "Policy"). These Standards of Business Conduct form the core of Atmel's Policy and are intended to provide information to help ensure compliance with legal requirements and Atmel's ethical standards. The Atmel Legal department has access to legal advice in every location where Atmel operates and is authorized and encouraged to seek such advice as is necessary in complying with this Policy. Although laws and customs vary from country to country and standards of ethics may vary in different business environments, the fundamental principles of honesty and integrity serve as time-tested standards.

It is the responsibility of every employee and the policy of Atmel to encourage its employees to ask questions, seek guidance, report suspected violations or express their concerns regarding compliance with these standards of conduct. References in this Policy to Atmel include members of the Atmel Group of Companies which encompasses all entities owned in whole or in part by Atmel. References in this Policy to "employees" include officers and employees of Atmel and, where applicable, directors.

Subjects specifically addressed by and that form a minimum standard and scope of this Policy include:

- Compliance with Applicable Laws
- Conflict of Interest
- Business Opportunities
- General Business Practice
- Relations with Government Authorities Within the U.S.
- Relations with Governments Other than the United States
- Proprietary and Classified Information
- Political Contributions
- Protecting Atmel's Assets; Integrity of Atmel's Records
- Financial Disclosure; Other External Communications
- Antitrust
- Securities Laws
- Adherence to Contract Specifications
- Non-Discrimination
- Harassment
- Responsibilities for Reporting Violations; Investigations
- Waiver and Amendment

Atmel recognizes that extraordinary situations may occur which are beyond the scope of this Policy, and which may require action in contravention of this Policy in order to preserve or protect the life of an employee or family member, or in order to preserve or protect a significant asset of Atmel. If that should occur, the action contemplated must, whenever possible, first be approved by the Chief Executive Officer of Atmel or the Vice President, General Counsel of Atmel.

Violations of this Policy will not be tolerated. Failure of an employee to conduct business in accordance with this Policy will result in disciplinary action up to and including termination of employment.

- If there are any questions about these Policies, please contact your Human Resources department.

II. COMPLIANCE WITH APPLICABLE LAWS

Atmel employees and individuals acting directly or indirectly on behalf of Atmel are prohibited from taking any actions that violate:

- local laws, rules and regulations;
- the laws, rules and regulations of the United States relating to standards of conduct toward public officials; and
- the self-governing high standards of honesty and integrity that are applicable to Atmel activities throughout the world.

III. CONFLICT OF INTEREST

Atmel expects employees to devote their best efforts to Atmel's interests, to dedicate themselves exclusively to promoting Atmel's business interests and not to engage in or have the appearance of conflicts with business or financial activity that may conflict with the interests of Atmel. While it is not possible to discuss every circumstance that may lead to a conflict of interest, below are some of the more common examples.

- A conflict of interest may exist if an employee, or any member of his or her immediate family, holds any substantial financial interest in any enterprise that has or may have business dealings with Atmel or that engages in any field of activity engaged in by Atmel. Employees should notify their immediate supervisor of any such potential conflict and refrain from such activity until the conflict situation has been reviewed by Atmel's Chief Executive Officer or the Vice President, General Counsel, and it has been determined that no material conflict of interest exists.
- An employee may not act as a director, officer, partner, representative, consultant, agent or employee for any business or other institution without obtaining the prior written approval of the employee's manager, the manager's supervisor, and the Vice President, General Counsel.
- An employee (including members of such employee's immediate family or household) is prohibited from accepting anything of value from institutions or business that supply materials or services to Atmel. This prohibition against the receipt of gifts is not intended to preclude acceptance of occasional light entertainment by a supplier or the exchange of nonmonetary gifts of a nominal value.
- An employee must report to his or her immediate supervisor all offers of gratuities or other such efforts made by a party to influence a decision of such employee in favor of any person or entity.
- An employee shall not knowingly compete with Atmel in the purchase or sale of any property nor shall an employee divert from Atmel, for the employee's own benefit or otherwise, any business opportunity in which Atmel has or is likely to have an interest.
- An employee may not use Atmel's assets, facilities, know-how, or personnel, for any other business or personal endeavors without having first obtained written approval from an officer of Atmel.
- While employed by Atmel, an employee may not engage in any other employment, occupation, consulting or other activity relating to the actual or anticipated business of Atmel that would otherwise conflict with the employee's obligations to Atmel. In addition, no employee may engage in any activity for any business or academic entity other than Atmel except as set forth in the Employee Invention and Confidential Information Agreement.
- An employee shall not recommend anyone for a consulting position who has a conflict of interest or potential conflict of interest with Atmel.
- While Atmel encourages employees to engage in non-profit community and academic service, if such activity would interfere to any extent with the employee's obligations to Atmel or otherwise present a potential conflict of interest, no employee should engage in such activity without having first obtained the

written approval of the employee's manager, the manager's supervisor, and the Vice President, General Counsel.

- An employee must not make any reference to his/her employment with Atmel when making any public comment and must affirmatively indicate that any such comment is wholly of a personal nature to the employee should the employee's relationship with Atmel become known, unless the employee's employment responsibilities with Atmel include the authority for such public comment or the employee is expressly authorized by the Chief Executive Officer, or the Vice President, General Counsel as an official public spokesperson for the purpose of such public comment.

IV. BUSINESS OPPORTUNITIES

Atmel requires that employees not take for themselves any business opportunity or benefit in which Atmel may have an interest or that an employee may learn of as a result of his or her employment by Atmel. An example would be the acquisition of any interest in technology, products or intellectual property that either is sought by or would be of potential interest to Atmel. If an employee has any questions as to whether Atmel is interested in pursuing any given business opportunity, the employee should consult with the executive level vice president responsible for his or her department.

Officers and directors of Atmel have an additional obligation not to take for themselves any business opportunity or benefit that Atmel may have an interest in pursuing notwithstanding that their knowledge of such business opportunity or benefit was obtained independently of their relationship with Atmel.

V. GENERAL BUSINESS PRACTICE

In dealings with nongovernmental customers, suppliers, subcontractors, other persons or entities, giving or receiving of common courtesies such as business meals involving insubstantial value, usually associated with accepted business practice, is permitted. However, in any such dealings, no employee of Atmel shall request, accept, offer to give, or give anything of significant value, the purpose or result of which is intended to influence, or which gives the appearance of influencing, the bona fide business relationships between Atmel and such person or entity.

VI. RELATIONS WITH GOVERNMENT AUTHORITIES WITHIN THE UNITED STATES

In addition to the other standards of conduct in this Policy, no employee of Atmel shall directly or indirectly offer, provide, solicit or receive any gift, gratuity or entertainment to or from any employee or representative of any government authority, state, local, federal or otherwise, that is in violation of standards of conduct promulgated by such authority.

Employees involved in presenting quotations or offers in connection with U.S. Government contracts must refrain from entering into any agreement, or otherwise communicating, with competitors regarding prices to be charged, intention to submit an offer or methods or factors used to calculate prices, for the purpose of restricting competition. No attempt may be made with the purpose of restricting competition to induce any other concern to submit or not to submit an offer on a government contract or subcontract.

Employees directly or indirectly involved in soliciting business from, preparing offers to, or negotiating contracts with the U.S. Government or contractors or subcontractors operating under a U.S. Government contract, must also be mindful of the need to comply with any applicable requirements relating to prohibiting solicitation of or acceptance of source selection information from a procurement official or competing contractor, and prohibiting the offering or promise of future employment or business opportunity to any government procurement official involved in a procurement. Other regulations prohibit contingent fee arrangements with non-employees in connection with government procurements.

VII. RELATIONS WITH GOVERNMENTS OTHER THAN THE UNITED STATES

It is the policy of Atmel that all employees, including employees outside of the United States, comply with the requirements of the United States Foreign Corrupt Practices Act (""FCPA"). Therefore, no Atmel employee shall make any payment or provide any other thing of value, such as gifts, promises and offers to provide anything of value, to any official of any non-U.S. government or government agency; to any official of a political party in a country other than the U.S.; or any candidate for political office in a country other than the U.S. Notwithstanding the foregoing, Atmel recognizes that in certain non-U.S. countries some minor government officials will delay or fail to perform their ministerial or clerical functions or services unless payments are made to them. Such payments may be made only if it has been determined in writing that:

- the services requested for which the payment being made is clearly a service which the person receiving the payment is legally required to provide;
- the payments are not made to policy making government personnel;
- the payments are consistent with local custom and standards;
- the duties of the person receiving the payment are essentially ministerial or clerical;
- there is not a reasonable alternative to making such payments; and
- the government action sought is proper for Atmel to receive.

In addition, it is recognized that in certain non-U.S. countries there are occasions of general gift giving, which do not occur more than three times a year, when it is normal and customary to make gifts to government and non-government personnel as a gesture of goodwill. On such occasions, gifts may be made that are other than in the form of cash payments and that do not exceed US$50 in cost in the case of any recipient, but no such gifts shall be made to such personnel for the purpose of influencing their official activities in order to obtain or retain business. Acts of hospitality toward public officials should be of such scale and nature as to avoid compromising the integrity or impugning the reputation of the public official or Atmel and should be performed in the expectation that they will become a matter of public knowledge.

All proposed payments and gifts to which this Policy would apply must receive prior approval by the Chief Financial Officer and the Vice President, General Counsel of Atmel and then must be reported on a quarterly basis to the Chief Financial Officer.

VIII. PROPRIETARY AND CLASSIFIED INFORMATION

Each employee shall be bound by the terms of the Employment Confidential Information and Invention Assignment Agreement, and shall follow Atmel's policies and procedures regarding the protection of Atmel Proprietary Information. Each employee shall treat all Atmel and third party proprietary or trade secret information as sensitive and not for general dissemination. Employees shall not disclose any such information except in a manner that has been authorized by Atmel. Additionally, no disclosure shall be made of Atmel or third party proprietary or trade secret information to fellow employees whose duties do not require a need to know such information.

Neither Atmel nor its employees have clearance to receive information that has been classified by the United States or other governmental agency as "confidential", "secret", "top secret" or the like, as part of a governmental classification system. Therefore, should an employee of Atmel encounter any instance where any such information is offered to be provided, it may not be accepted and the incident is to be reported promptly to the Vice President, General Counsel of Atmel.

Employees shall not disclose to Atmel any information that is still covered by any past "confidential", "proprietary" or "non-disclosure" agreements with former employers or other parties.

IX. POLITICAL CONTRIBUTIONS

Generally, Atmel's participation in political activities is through one or more trade associations. Political contributions of Atmel funds, and expenditures of Atmel funds to any person for influencing or attempting to influence any government officer or employee in connection with a government contract, grant, loan or cooperative agreement, are prohibited.

X. PROTECTING ATMEL'S ASSETS; INTEGRITY OF ATMEL'S RECORDS

Funds and assets of Atmel are to be properly accounted for on the books and records of Atmel and are to be used only for the benefit of Atmel in accordance with legal and proper procedures. All employees should protect and ensure efficient use of Atmel's assets. The theft, carelessness and waste of Atmel's assets have a direct impact on the Company's profitability and all Company assets should only be used for legitimate business purposes.

All employees will adhere to Atmel's internal control procedures for initiating and recording transactions. In recognition of its responsibility for the integrity and objectivity of data in the financial statements, management maintains a system of internal accounting controls. Such controls have been designed to provide reasonable assurance that Atmel's assets are properly safeguarded, transactions are executed and reported in accordance with management's authorization and the books and records of Atmel accurately reflect all transactions. The internal control system is augmented by a program of written policies and procedures, review by management, training of qualified personnel and the adoption of a written business ethics policy which is applicable to all employees of Atmel and its subsidiaries.

XI. FINANCIAL DISCLOSURE; EXTERNAL COMMUNICATIONS

Atmel requires that all employees provide information that is accurate, complete, fair, relevant, timely and understandable in reports and documents that we file with, or submit to, the Securities and Exchange Commission ("SEC"), or in our other public communications. Atmel has established disclosure controls and procedures that are designed to ensure that information Atmel files or submits to the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Additionally, Atmel has established internal accounting controls for financial reporting to provide reasonable assurance regarding the reliability of Atmel's financial reporting and the preparation of Atmel's financial statements for external purposes in accordance with generally accepted accounting principles. Although only certain employees (primarily in the finance department) are directly involved in the preparation and publication of reports and documents filed with, or submitted to, the SEC, most of Atmel's employees are involved, directly or indirectly, in the financial reporting process or in activities affecting Atmel's revenues, expenses, assets or liabilities which are published in such reports (e.g. purchase and sales invoices, sales of products, purchase of supplies or equipment, design, manufacturing, assembly and test of products, and marketing activities). Therefore, it is the responsibility of each employee to ensure the accuracy, completeness and reliability of every business record in which he or she is involved (including accounting entries, reports, time sheets, vouchers, bills, payroll records, tax returns and other essential data).

It is also Atmel's policy to sell, market and advertise our products honestly and fairly. False or misleading advertising is strictly prohibited. Care must also be taken to ensure that Atmel's product brochures and product and other press releases are accurate and not misleading.

Atmel strives to maintain open, honest and consistent communications with the media, stockholders, the investment community and government entities. In order to ensure the accuracy and appropriateness of all information publicly disclosed, only designated spokespersons are to respond to inquiries. Inquiries should typically be referred to Atmel's Investor Relations department. However, in certain circumstances, employees will have the authority to present information about Atmel when dealing with customers, suppliers, government agencies and third parties.

XII. ANTITRUST

A. Relations with Competitors

The primary United States antitrust statute prohibits conspiracies and understandings that unreasonably restrain trade. It flatly prohibits any agreements between competitors with respect to price, or any element of price (discounts, credit terms), including arrangements between competitors that tend only to stabilize prices. For example, agreements by competitors to buy up goods in order to prevent a decline in market price, or to adhere to a specific formula for determining price, are clearly just as unlawful as an agreement to fix the price itself.

Also flatly prohibited are agreements or arrangements between competitors regarding:

- the amount of their production;
- the division or allocation of markets, territories, or customers; or
- the boycotting of third parties.

All such agreements are unlawful and cannot be defended or justified in any way. All Atmel employees must understand that prohibited agreements do not have to arise only out of formal documents signed by the parties. A prohibited agreement may be oral, informally arrived at, or may, in some cases, inferred from circumstantial evidence such as the conduct of competitors.

Atmel's products and services are highly regarded throughout the markets in which Atmel operates. It is both unnecessary and contrary to corporate policy to attempt to advance the interests of Atmel by disparaging the products or services of a competitor.

B. Relations with Customers

Atmel's relationships with its customers are subject to a number of antitrust statutes, each of which is keyed to particular types of transactions.

Price Discrimination
Among other things, the Robinson-Patman Act prohibits pricing discrimination in the sale of substantially similar products to competing customers. The Robinson-Patman Act also covers activities such as promotional payments or services. However, there are various exceptions, for example, to provide for pricing to "meet competition".

Resale Restrictions
The Sherman Act prohibits agreements that unreasonably restrain trade. Unreasonable restraints of trade include restrictions placed upon the resale of items purchased by a customer. For example, an agreement between a seller and a customer restricting the price at which the customer will resell the product or otherwise restricting the resale is not permitted. Note, however, that the Sherman Act does not prohibit reasonable restrictions placed on licenses or distributors of Atmel's products.

Refusals to Deal
A company ordinarily has the right to choose new customers and to cease doing business with old ones. However,

the decision to cease doing business with a customer should be made as an independent business decision of Atmel and should never be the result of an agreement between Atmel and any third party; nor may the right to cease doing business be relied upon as the basis for required adherence by a customer to resale restrictions (e.g., fixing the customer's resale price) that would otherwise violate the antitrust laws. Threats to customers that Atmel will cease doing business with them if they do not comply with resale policies are prohibited.

C. Relations with Suppliers

The Sherman Act prohibits the use of reciprocity where a buyer with substantial purchasing power buys a product on the condition that the other seller makes purchases from it in substantial amounts. Such instances can unnecessarily restrain the other party's freedom to trade with whomever it chooses. The law does not prohibit Atmel from purchasing products from companies who purchase from Atmel. Therefore, dealings with other parties that may involve reciprocity should be carefully examined so that Atmel may avoid creating an unreasonable restraint of trade.

D. Prompt Notification to the Legal Department

If an Atmel employee is asked to engage in any transaction that appears to involve any one or more of the foregoing types of activities, the employee must promptly bring the matter to the attention of Atmel's legal department.

XIII. SECURITIES LAWS

The Federal securities laws place limitations on the circumstances under which any employee may purchase and/or sell Atmel's stock or options to purchase stock.

- All employees, including officers, in possession of material, nonpublic corporate information shall not disclose any such information to persons outside of Atmel other than in the course of performing his or her corporate duties.
- It is illegal and a violation of Atmel's Policy, for any employee, including any officer, to trade in Atmel's securities while in the possession of material, nonpublic information. Accordingly, any trading in Atmel's stock until such time as the information has been publicly disseminated is prohibited.
- Material, nonpublic information is defined as any information concerning Atmel, not yet publicly known, but which, if publicly known, could reasonably be expected to affect the price of Atmel's stock, or is likely to be considered important by a reasonable investor.
- Any employee, including any officer, who violates this Policy, by either trading on inside information or passing on such information to others will be immediately discharged and, if appropriate, legal proceedings on behalf of Atmel will be commenced against the employee.
- All employees shall comply with Atmel's Insider Trading Compliance Program.

XIV. ADHERENCE TO CONTRACT SPECIFICATIONS

Atmel is committed to a policy of manufacturing and selling products of the highest quality. In accordance with this policy, it is required that all products be manufactured strictly in accordance with any applicable product specifications.

In the case of a contractually defined specification, responsible employees must take appropriate steps to ensure that such specifications are clearly and precisely defined and understood by all concerned parties. In any case where there is a difference of interpretation between Atmel and a customer with regard to product specifications, immediate action will be taken to resolve the disagreement. Individuals responsible for ensuring that the product is manufactured in accordance with contractually defined specifications will take all necessary steps required to familiarize themselves with such specifications and to ensure that all product requirements are met.

Accurate and appropriate records will be maintained at each location engaged in the manufacture of products in accordance with contractually defined specifications. These locations include wafer fabrication and assembly and test facilities. Such records must reflect, in sufficient detail, the steps and precautions taken during the manufacturing process to ensure adherence to product specification requirements. Such records must also provide a sufficiently accurate and detailed audit trail. Any statement or certification with regard to adherence to product specification will be made only if it is true and accords with the facts and records.

An employee who knowingly fails to meet a product specification or evades the requirements of product specifications will be in violation of Atmel's Policy and subject to disciplinary action up to and including termination. Negligence or carelessness in respect of product specifications or the regulations governing the quality standards applicable to a product constitutes a violation of Atmel's Policy as well. In addition, an employee who fails to keep themselves informed of the requirements applicable to a product is negligent and is likewise subject to disciplinary action, up to and including termination.

XV. NON-DISCRIMINATION

Discrimination in employment is illegal under U.S. law and under the laws of most countries. It is Atmel's policy to recruit, hire, promote, assign, compensate and train qualified persons without regard to race, color, religion, sex, national origin, ancestry, age, marital status, sexual orientation, physical or mental disability, citizenship or veteran status. Further description of this policy is set forth in the employee handbook under Equal Opportunity Policy.

XVI. HARASSMENT

Harassment of any kind is a form of misconduct that undermines the integrity of the employment relationship. Such prohibited harassment includes racial, ethnic and sexual harassment which is illegal under United States Federal Law and in violation of Atmel's policies.

Sexual harassment is defined as sexual conduct toward other employees, including sexual advances, requests for sexual favors, or other physical, verbal or visual conduct of a harassing nature which is felt to be intimidating, demeaning, or creates a hostile work environment.

An employee engaging in harassment is subject to disciplinary action up to and including termination of employment. Further description of this policy is set forth in the employee handbook under Anti-Harrassment Policy.

XVII. RESPONSIBILITIES FOR REPORTING VIOLATIONS; INVESTIGATIONS

Any employee having information, knowledge or suspicion of any actual or contemplated activity which is or appears to be in violation of 'this Policy shall promptly report such matter to the Vice President, General Counsel, or as otherwise specified in this Standards of Business Conduct. If any such activity involves an officer of Atmel, the matter shall be reported directly to the Chief Executive Officer of Atmel, the Vice President, General Counsel, or to the Chairman of the Audit Committee of the Board of Directors. Each of such individuals responsible for administering this Policy, shall complete a full investigation of the alleged violation (including providing the alleged offender an opportunity to respond to such charges if they are deemed to have merit, at the appropriate time) as promptly as possible and to consider and determine the appropriate corrective or disciplinary action. Any such disciplinary action shall strive to ensure that the discipline is commensurate with the nature of the violation and fits the particular facts of the violation (e.g. minor violations for a first-time offender may receive discipline in the form of a warning or reprimand while a serious violation may result in termination of the offender).

All managers will be responsible for the enforcement of and the compliance with this Policy by the employees reporting to them and for the distribution of this Policy to such employees. Failure to comply with this Policy will result in disciplinary action up to and including termination. Disciplinary measures will also apply to managers or executives who condone any illegal or unethical conduct by those reporting to them, who do not take immediate measures to correct the same or who take retaliatory measures against an employee who reports any such activity. Any retaliation against an individual for the good faith reporting of suspected violations of this Policy is strictly prohibited.

XVIII. WAIVER AND AMENDMENT

Any waiver (including an implicit waiver) or amendment (other than a technical, administrative or other non-substantive amendment) of any provision of this Policy for an executive officer or director of Atmel must be approved in writing by Atmel's Board of Directors and promptly disclosed in accordance with applicable laws and regulations. Any waiver (including an implicit waiver) of any provision of this Policy for any other employee, must be approved in writing by the Vice President, General Counsel of Atmel. The term "waiver" means the approval by Atmel of a material departure from a provision of this Policy. The term "implicit waiver" means Atmel's failure to take action within a reasonable period of time regarding a material departure from a provision of this Policy.

IF YOU HAVE ANY QUESTIONS REGARDING THIS POLICY, YOU SHOULD CONTACT THE VICE PRESIDENT, GENERAL COUNSEL OF ATMEL.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-19032

ATMEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0051991 (I.R.S. Employer Identification No.)

2325 Orchard Parkway, San Jose, California 95131
(Address of principal executive offices)

Registrant's telephone number, including area code: (408) 441-0311

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001 per share
Preferred Share Right (currently attached to and trading only with the Common Stock)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES [X] NO [ ]

As of June 30, 2003, the last business day of the Registrant's most recently completed second fiscal quarter, there were 468,779,662 shares of the Registrant's common stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based on the closing sale price of such shares on the NASDAQ National Market on June 30, 2003) was approximately $1,044,933,986. Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 20, 2004, Registrant had outstanding 475,057,450 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 12, 2004 is incorporated by reference in Part III of this Report on Form 10-K to the extent stated herein.

PART I

ITEM 1. BUSINESS

FORWARD LOOKING STATEMENTS

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion, especially under the caption "Trends, Uncertainties and Risks," and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. The Company undertakes no obligation to update any forward looking statements in this Form 10-K.

BUSINESS

General

Semiconductor integrated circuits (ICs) are key components in almost all electronic products and systems produced today. Their capacity to process and store information gives manufacturers of electronic products a powerful ability to add new features, adapt to changing demands and quickly develop new products. As additional semiconductor elements are packed into smaller areas, ICs offer valuable new capabilities important to manufacturers of end products.

We design, develop, manufacture and sell a wide range of IC products. We develop and commercialize nonvolatile memory that continues to store information after power is turned off. We leverage our expertise in nonvolatile memories by combining them with microcontrollers, digital signal processors and other logic to meet the evolving and growing needs of our customers. These complex system-on-a-chip solutions for a broad array of markets are manufactured using our multiple leading-edge process technologies, including complementary metal oxide semiconductor (CMOS), double-diffused metal oxide semiconductor (DMOS), logic, CMOS logic, bipolar, bipolar CMOS (BiCMOS), silicon germanium (SiGe), SiGe BiCMOS, analog, bipolar double diffused CMOS and radiation tolerant process technologies. We develop these process technologies ourselves to ensure they provide the maximum possible performance. We manufacture more than 94% of our products in our own wafer fabrication facilities, or fabs. We believe our broad portfolio of manufacturing capabilities allows us to produce ICs that enable our customers to rapidly introduce leading edge electronic products that are differentiated by higher performance, advanced features, lower cost, smaller size, longer battery life and more memory. Our products are used primarily in the following markets: communications, consumer electronics and computing, storage, automotive, security and imaging.

We were originally incorporated in California in December 1984. In October 1999 we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131, and our telephone number is (408) 441-0311. Our Internet address is: www.atmel.com; however, the information in, or that can be accessed through, our website is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC.

Products

Our products consist primarily of advanced logic, mixed-signal, nonvolatile memory, radio frequency and system-level integration semiconductor solutions.

Our business has four operating segments (see Note 14 of Notes to Consolidated Financial Statements). Each segment offers products that compete in one or more of the end markets described below under the caption "Principal Markets and Customers."

- **Application specific integrated circuit (ASIC)** segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of applications. In addition, this business unit includes smart card applications, imaging sensors and processors, audio processors, data communication processors and data acquisition and control circuits for general sale to multiple customers who use them in products for telecommunications, computers, networking, image processing, industrial, automotive, avionics field programmable gate arrays (FPGAs) and programmable logic devices (PLDs).

- **Microcontrollers** segment includes a variety of proprietary and standard microcontrollers including microcontrollers containing embedded nonvolatile memory.

- **Nonvolatile Memories** segment includes serial and parallel interface Flash memories, serial and parallel interface electrically erasable programmable read only memories (EEPROMs), and erasable programmable read only memories (EPROMs) for use in a broad variety of customer applications.

- **Radio Frequency (RF) and Automotive** segment includes radio frequency and analog circuits for the telecommunications, automotive and industrial markets.

Within each operating segment, we offer our customers products with a range of speed, density, power usage, specialty packaging and other features.

ASIC

ASICs. We manufacture and market ASICs to meet customer requirements for high-performance logic devices in a broad variety of customer-specific applications. These logic devices are designed to achieve highly integrated solutions for particular applications by combining a variety of logic functions on a single chip rather than using a multi-chip solution.

We design and manufacture ASICs in a range of products that includes standard digital and analog functions, as well as nonvolatile memory elements and large pre-designed macro functions all mixed on a single chip. We work closely with customers to develop and manufacture custom ASIC products so we can provide them IC solutions on a sole-source basis. To develop gate arrays and integrated circuits, our customers' system designers require sophisticated development aids. These CAE tools include logic synthesizers, logic circuit simulators, timing analysis and verification tools, test pattern generators and testability graders, automated circuit placement and interconnection programs and mask tooling generators. Our ASIC products are targeted primarily at customers whose high-end applications require high-speed, high-density or low or mixed-voltage devices.

Smart Cards. We offer a range of secure memory products that address the entire smart card market, specifically SIM cards for GSM phones, bankcards, pay television and identification. These products provide customers with advanced security solutions, both for contact and contactless cards.

Sensors. Our line-up of imaging and sensing products includes CCD and CMOS image sensors and processors that cover the market from entry level to the high resolution required for professional, medical, automotive and military applications. Our portfolio of ICs covers innovative image processor technology needed to satisfy our customers' needs for complex image processors and industrial grade image sensors, and can also be integrated into complete digital camera modules.

Multimedia Products. We manufacture media access controllers (MAC's) and MAC's with integrated baseband controllers. Both support all host interfaces such as PCMCIA, CF Card, USB, PCI, Mini-PCI, ethernet and soon SDIO. Atmel's Access Point/Bridging parts provide a seamless connection between wired Ethernet and the WLAN, as well as wireless router and ADSL to WLAN capabilities. Atmel also provides an entire family of products for the Digital Still Camera. These highly integrated devices have the capability to support both CMOS and CCD sensors. All required interfaces for direct control of LCDs, USB, composite video output, all major Flash card storage media and audio interfaces are included.

FPGAs. Our FPGAs, with FreeRAM and Cache Logic®, offer distributed RAM without loss of logic resources as well as a reconfigurable solution for adaptive DSP and other computationally intensive applications. We offer a family of RAD Hard FPGAs for military and space applications. Our family of reconfigurable FPGA Serial Configuration EEPROMs can replace one-time-programmable devices for FPGAs from other vendors. Our exclusive family of large flash configurators provides a fast low power chip in a small package for large FPGAs from other vendors. Our family of N type configurators provides a competitive alternative to OTP proms. Additionally, FPGA to gate array conversion (ULC) is available for both military and commercial applications.

PLDs. We have developed a line of PLDs that are reprogrammable and incorporate nonvolatile elements from our EEPROM technology. These devices are sometimes used as prototyping and pre-production devices and allow for later conversion to gate array products for volume production. For these situations, we offer customers the ability to migrate from FPGAs or PLDs (either its own or competitors') to our gate arrays with minimal conversion effort. We offer CMOS PLDs with high performance and low power consumption.

Microcontrollers

Our Microcontroller business unit offers a variety of products to serve the consumer, industrial and aerospace marketplaces for embedded controls. Our product portfolio has two 8-bit microcontroller architectures targeted at the high volume embedded-control segment, our proprietary AVR microcontrollers and our 8051 microcontrollers. The AVR microcontroller family uses a RISC architecture that is optimized for C language code density and low power operation. The 8051 family consists of microcontrollers containing read only memory and one-time programmable memory products such as flash memory, or microcontrollers without memories plus application specific products designed to enable MP3, CAN or smart card reader systems. Both microcontroller families are offered as standard products, as building blocks in our ASIC library or as application specific products. The microcontroller families offer a large variety of memory densities, package types and peripheral options, including analog capability.

Additionally, we make and sell secure versions of an 8-bit microcontroller to serve smart card markets, standard and secure versions of ARM core-based 32-bit microcontrollers to serve high performance embedded processing applications, and high reliability versions of the Motorola Power PC and 68000 microprocessor families to serve military and industrial applications.

We are a supplier to the aerospace industry, delivering microcontrollers which include radiation-tolerant and radiation-hardened SRAM, Dual Port RAM, FIFO, ASIC and 32-bit SPARC processors.

Nonvolatile Memories

Flash. Flash represents the dominant technology used in nonvolatile devices that can be programmed and reprogrammed within system. We currently manufacture our highest density flash products on 0.18-micron process technology, and are migrating to 0.13-micron during 2004, and will tape out our first flash product on 0.09-micron during 2004.

The flexibility and ease of use of our Flash memories make them attractive solutions in systems where program information stored in memory must be rewritten after the system leaves its manufacturing environment. In addition, many customers use Flash memories within their system manufacturing cycle, affording them in-system diagnostic and test programming prior to reprogramming for final shipment configuration. The reprogrammability of Flash memories also serves to support later system upgrades, field diagnostic routines and in-system reconfiguration, as well as capturing voice and data messages for later review. These products are generally used in handsets, personal computers, cable modems, set-top boxes and DVD players.

DataFlash®. The SPI compatible DataFlash® family of serial flash memories deliver reliable solutions to store both embedded program code and data in low pin-count packages. DataFlash is designed to enable advanced features and functionality in a variety of high volume products and applications. Optimization of the CPU or ASIC pin count, simplified PCB routing, reduced power consumption, lower switching noise and smaller footprint all contribute to the net result of higher performance and lower system cost. The industry standard SPI and higher performance RapidS™ interface are used in a variety of applications due to the simplicity of the 4-pin interface, which greatly eases system design times and constraints. The combination of the DataFlash architecture, very small page size, on board SRAM buffers which allow for self contained rewriting to the flash memory array, low pin count interfaces, and the Atmel Flash and e²STAC™ memory technologies allow for a very flexible solution, shortened development times and significantly smaller software footprints. These products are generally used in digital answering machines, fax machines, personal computers, set-top boxes and DVD players.

Parallel-Interface EEPROMs. We are a leading supplier of high performance in-system programmable parallel-interface EEPROMs. We believe that our parallel-interface EEPROM products, all of which are full featured, represent the most complete parallel-interface EEPROM product family in the industry. We have maintained this leadership role through early introductions of high speed, high capacity and low power consumption CMOS devices. We are the sole-source supplier for several customers for certain parallel-interface EEPROM devices. In the design of this product family, we have emphasized device reliability, achieved partly through the incorporation of on-chip error detection and correction features. These products are generally used to contain frequently updated data in communications infrastructure equipment and avionics navigation systems.

Serial-Interface EEPROMs. We combine our parallel-interface EEPROM technology and sub-micron fabrication capability to offer the serial-interface EEPROM products that have provided Atmel the number one market share position in this market. These products allow us to substantially broaden our EEPROM product offerings to include most package and temperature configurations required by customers in certain segments of the serial-interface EEPROM market such as the 2-wire, 3-wire, 4-wire and serial peripheral interface (SPI) market segments. As with the parallel-interface EEPROM family, we believe our serial-interface EEPROM products represent the most complete family in the industry. The serial-interface EEPROM product line incorporates many of the reliability, speed and other features of our parallel-interface EEPROM products. These products are generally used to contain user-preference data in cellular and cordless telephones, home appliances, automotive applications and computer peripherals or stored value data in smart cards.

EPROMs. The worldwide EPROM market is intensely competitive and characterized by commodity pricing. Our strategy is to target the high-performance end of this market by offering faster speed, higher density and lower power usage devices. These products are generally used to contain the operating programs of embedded microcontroller or DSP-based systems, such as hard disk drives, CD-ROM drives and modems.

RF and Automotive

Our RF products are designed to serve the automotive, telecommunications, consumer and industrial markets. One focus is to enable data communications through the design and supply of high-frequency products for many types of wireless communications devices in the frequency range of 0.1 to 4.8 GHz. These products, manufactured using SiGe technology, are used in two-way pagers, digitally enhanced cordless telecommunications, mobile telephones, and cellular base stations, among other applications. Additionally, Atmel builds RF solutions that concentrate on remote control applications. Key products focus on remote keyless entry for automobiles, tire pressure monitoring, air conditioning control, garage door openers, outside wireless temperature monitoring and security home alarm systems.

For automotive applications, this segment offers a family of read, read/write and encryption identification ICs, which are used for wireless access control and operate at a frequency in the range of 100 kHz to 800 MHz. These ICs are used in combination with a reader IC to make possible contactless identification for a wide variety of applications. Typical applications include access control and tracking of consumer goods. We also specialize in providing intelligent load driver ICs that are specially suited for the rugged automotive environment. These ICs are manufactured utilizing a 0.8-micron mixed signal high voltage technology, providing analog-bipolar, high voltage DMOS power and CMOS logic function on a single chip. The applications for these automotive products are primarily motor and actuator drivers and smart valve controls.

We also provide RF BiCMOS foundry services for customers that are primarily serving the cellular phone markets. Typically, customers of our foundry services use our production capability to manufacture wafers, normally on a process created by the respective customer. In some instances, we will provide the customer with a complete solution.

Technology

From our inception, we have focused our efforts on developing advanced CMOS processes that can be used to manufacture reliable nonvolatile elements for memory and logic integrated circuits. We believe we are a leader in single and multiple-layer metal CMOS processing, which enables us to produce high-density, high-speed and low-power memory and logic products.

We attempt to meet customers' demands for constantly increasing functionality on ever-smaller ICs by increasing the number of layers we use to build the circuits on a wafer and by reducing the size of the transistors and other components in the circuit. To accomplish this we develop and introduce new wafer manufacturing techniques as necessary. We also provide our fabrication facilities with state-of-the-art manufacturing equipment and development resources that allow us to produce ICs with increasingly smaller feature sizes. Our current ICs incorporate effective feature sizes as small as 0.18-microns. We are developing processes that support effective feature sizes as small as 0.13-microns, and we are studying how to implement advanced manufacturing processes with even smaller feature sizes.

We broadened our technology focus by developing expertise for designing and manufacturing high frequency RF products, which are used primarily in cellular telephones and cordless applications. In order to achieve high frequency with high efficiency and very low noise, a SiGe technology was developed. This technology is based on well-established bipolar silicon process technology, with one of the key process steps, the epitaxial layer, modified by adding germanium to the silicon. This technology is designed to replace galium arsenide (GaAs) technology, which is commonly used for power amplifiers in cellular telephones.

In order to extend the capabilities of SiGe, we have begun to combine the high-frequency features of SiGe with CMOS in order to integrate high-density logic parts and RF analog functions on a single integrated circuit. We believe this SiGe/CMOS technology will enable us to provide single-chip system solutions to the marketplace.

Principal Markets and Customers

Communications. Communications, including wireless and wireline telecommunications and data networking, is currently one of our largest end user markets. For the wireless market, we provide nonvolatile memory, standard and secure microcontrollers, and baseband and RF ASICs that are used in global standard for mobile communications (GSM) and code-division multiple access (CDMA) mobile phones and their base stations, as well as two-way pagers, mobile radios, and cordless phones and their base stations. We also have a range of products based on the IEEE 802.11 wireless LAN standard, and on Bluetooth, a new short-range wireless protocol that enables instant connectivity between electronic devices. In 2003 we began shipping a GPS receiver module. Our principal customers in the wireless market include Ericsson, Globespan, Motorola, Nokia, Philips, Qualcomm, Samsung, Siemens and Wavecom.

We also serve the data networking and wireline telecommunications markets, which continue to evolve due to the rapid adoption of new technologies. For these markets, we provide ASIC, nonvolatile memory and programmable logic products that are used in the switches, routers, cable modem termination systems and digital subscriber line (DSL) access multiplexers, that are currently being used to build internet infrastructure. Our principal data networking and wireline telecommunications customers include Alcatel and Siemens.

Consumer Electronics. Our products are also used in a broad variety of consumer electronics products. We provide multimode audio processors and MPEG2-based decoders with programmable transport for complex digital audio streams used in digital TVs, set top boxes and DVD players. For digital cameras, we provide a single chip digital camera processor solution, as well as medium and high-resolution image sensors. We provide demodulators and decoders for cable modems. We also offer media access controllers for wireless local area networks (LANs) and baseband controllers and network protocol stacks for voice-over-internet-protocol (VoIP) telephone terminals. In addition, we provide secure, encryption enabled, tamper resistant circuits for smart cards and embedded PC security applications. Our principal consumer electronics customers include FujiFilm, Invensys, LG Electronics, Matsushita, Microsoft, Philips, Samsung, Sony, and Toshiba.

Computing, Storage and Printing. The computing and computing peripherals markets are also growing with increasing Internet use, network connectivity, and digital imaging requirements. For computing applications, we provide Flash memory, universal serial bus (USB) hubs and ASICs for personal computers and servers. Our biometric security IC verifies a user's identity by scanning a finger. In today's security conscious environment we believe this IC is finding application where access to information, equipment and similar resources needs to be controlled or monitored. For storage applications, we provide servo controllers, laser drivers, read channels, and data interfaces for data storage subsystems, hard drives and DVD players. We provide ASICs, nonvolatile memory and microcontrollers for laser printers, inkjet printers, copy machines and scanners. Our principal customers in these markets include Hewlett-Packard, IBM, Intel, Maxtor and Seagate.

Security. The issue of increased security for electronic applications is a key issue for the development of computing and communications equipment. Atmel addresses increased security requirements with its secure product portfolio, which includes secure microcontrollers and memory as well as contactless and biometric sensors. For example, the Company's Smart Card and Smart Card reader IC's are targeted towards the established European markets and rapidly emerging secure applications in the USA and throughout Asia. Smart Card technology can be used for credit cards, drivers' licenses, identity cards, health cards, mobile communications, TV set top boxes, internet commerce and related applications where data security is essential. Our principal customers in these markets include GemPlus, Sagem and Schlumberger.

Automotive. The automotive electronics market has grown modestly, driven by demand for more sophisticated electronic systems, yet it remains stable during times when other sectors fluctuate. For automotive applications, we provide body electronics for passenger comfort and convenience; safety related subsystems such as air-bag drivers, anti-lock brake control, tire pressure monitors; keyless entry transmitters and receivers; and in-vehicle entertainment components. Virtually all of these are application-specific mixed signal ICs. Our principal customers in these markets include Continental-Temic, Daimler-Chrysler, Delphi, Hella, Lear, Marelli, Robert Bosch and Siemens-VDO.

Military and Aerospace. The military and aerospace industries require products that will operate under extreme conditions and are tested to higher standards than commercial products. Our circuits are available in radiation-hardened versions that meet stringent requirements (cumulated dose, latch-up and transient phenomena) of space, avionic and industrial applications. For these applications, we provide radiation hardened ASICs, FPGAs, non-volatile memories and microcontrollers. Our principal customers in these markets include BAE Systems, Honeywell, Northrop, Raytheon and Roche.

Manufacturing

We currently manufacture our products at our wafer fabrication facilities located in Colorado Springs, Colorado; Heilbronn, Germany; Grenoble, France; Nantes, France; Rousset, France; and North Tyneside, United Kingdom.

As a result of the economic upturn in the semiconductor industry in 2003, we have taken actions to increase our manufacturing capacity to meet increased demand for our products and maximize manufacturing efficiency. The facility at Irving, Texas was acquired in 2000, and the Company originally intended to commence commercial production in the second half of 2002. However, given the market conditions in the semiconductor industry, we reassessed our overall manufacturing capacity against the potential anticipated demand and decided to close the facility in 2002. The fabrication facility is available for sale and was placed on the market in August 2002. In December 2003, we re-evaluated the status of the fabrication equipment in our Irving, Texas facility. Because of significant improvements in market conditions, we have decided to utilize much of this equipment in other facilities to meet increasing demand. An asset impairment charge of $27.6 million was recorded in the fourth quarter of 2003. See Note 16 of Notes to Consolidated Financial Statements.

If market demand for our products continues to increase during 2004 and 2005, we believe that we will be able to substantially meet our production needs from our wafer fabrication facilities through at least the end of 2005; however this date may vary depending on, among other things, our rate of growth and our ability to increase production levels. We will need to hire, train and manage additional production personnel in order to increase our production capacity from current levels. To remain technologically and economically competitive, we must continuously implement new manufacturing technologies such as 0.13-micron and 0.09-micron line widths in our wafer manufacturing facilities regardless of demand for our products.

The cost of expanding our manufacturing capacity at our existing facilities, acquiring additional facilities, and implementing new manufacturing technologies is typically funded through a combination of available cash resources, cash from operations and additional lease, debt or equity financing. We may not be able to generate the cash from operations or obtain the additional financing necessary to fund the maintenance or expansion of our manufacturing facilities or the implementation of new manufacturing technologies.

The fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We may experience problems in achieving acceptable yields in the manufacture of wafers, particularly in connection with the expansion of our manufacturing capacity and related transitions. Because of long lead times associated with increasing manufacturing output, our revenues may not increase in proportion to increases in manufacturing capacity associated with any expanded or new facility. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our wafer fabrication facilities would harm our business.

Once we have fabricated the wafers, we test the individual circuits on them to identify those that do not function. This saves us the cost of putting mechanical packages around circuits whose failure can be determined in advance. After this initial testing we send the wafers to one of our independent assembly contractors, located in China, Hong Kong, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan, or Thailand where they are cut into individual chips, assembled into packages and often given a final test. Many of the packaged integrated circuits, however, are shipped back to our production facilities where we perform final testing before shipping them to customers. Our reliance on independent subcontractors to assemble our products into packages involves significant risks, including reduced control over quality and delivery schedules, a potential lack of capacity at our subcontractors and a risk the subcontractor may abandon assembly processes we need. We cannot be sure that our current assembly subcontractors will continue to assemble, package and test products for us. In addition, because our assembly subcontractors are located in foreign countries, we are subject to some risks commonly associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. As a result, we may experience production delays, insufficient volumes or inadequate quality of assembled products, any of which could harm our operations. To mitigate these risks we execute a strategy of qualifying multiple subcontractors in different countries. However, there can be no guarantee that any strategy will eliminate these risks.

We expect to utilize outside foundries to expand our capacity in the future, especially for high volume commodity type products, such as Flash memory and certain aggressive technology ASIC products. Use of outside capacity will allow us to better manage capacity and costs with the sharp cyclical swings in product demand that we have experienced in the past. Reliance on outside foundries to fabricate wafers involves significant risks, including reduced control over quality and delivery schedules, a potential lack of capacity, and a risk the subcontractor may abandon the fabrication processes we need if the process is not economically viable. We will mitigate these risks with a strategy of qualifying multiple subcontractors, however, there can be no guarantee that any strategy will eliminate these risks.

The raw materials and equipment we use to produce our integrated circuits are available from several suppliers and we are not dependent upon any single source of supply. However, some materials have been in short supply in the past and lead times for new equipment have lengthened, especially during semiconductor expansion cycles.

Environmental Compliance. We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

Marketing and Sales

We generate our revenue by selling our products to original equipment manufacturers (OEMs) and distributors. We market our products worldwide to a diverse base of OEMs serving primarily commercial markets. In the United States and Canada, we sell our products to large OEM accounts primarily through manufacturers' representatives and through national and regional distributors. Our agreements with our representatives and distributors are generally terminable by either party on short notice, subject to local laws. Sales to OEMs as a percentage of worldwide net revenues for 2003 totaled 33% while sales to distributors totaled 67% of worldwide net revenues.

Sales to North American OEMs, as a percentage of net revenues totaled 11%, 15% and 17% for 2003, 2002 and 2001, respectively. Sales to North American distributors, as a percentage of net revenues, totaled 7%, 7% and 8% for 2003, 2002 and 2001, respectively. We support this sales network from our headquarters in San Jose,

California and through North American regional offices in California, Colorado, Florida, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, North Carolina, Oregon, Texas, Mexico, and Canada.

We sell to customers outside of Ncrth America primarily through international sales representatives and distributors, who are managed from our foreign sales offices. We maintain sales offices in Denmark, Finland, France, Germany, Hong Kong, Italy, Japan, Korea, Singapore, Sweden, Switzerland, Taiwan and U.K. Our sales outside North America were approximately 82%, 78% and 75% of total revenues in 2003, 2002 and 2001, respectively. See Note 14 of Notes to Consolidated Financial Statements. Although the U.S. government imposes some restrictions on export sales we have not experienced any serious difficulties because of them. We expect revenues from our international sales will continue to represent a significant portion of our total revenues. International sales are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements and foreign government regulations.

We allow certain distributors, primarily based in the United States, rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors, we defer recognition of revenue from sales to these distributors until they have resold our products. Sales to certain other primarily non-US based distributors carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors on shipment, with a related allowance for potential returns established at the time of our sale

Research and Development

We believe significant investment in research and development is vital to our success, growth and profitability, and we will continue to devote substantial resources, including management time, to this activity. Our primary objectives are to increase performance of our existing products, to develop new wafer processing and design technologies, and to draw upon these technologies to create new products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development, or marketing and sales efforts may not be successful, our new products may not achieve market acceptance, and price expectations for our new products may not be achieved.

During 2003, 2002 and 2001, we spent $248 million, $253 million and $268 million, respectively, on research and development. Research and development expenses are charged to operations as incurred. We expect these expenditures will increase in the future as we continue to invest in new products and new processing technology.

Competition

We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Fujitsu, Hitachi, Intel, LSI Logic, Microchip, Motorola, Sharp, STMicroelectronics, and Texas Instruments. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced new products we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last three years, we have experienced significant price competition in several business segments, especially in our nonvolatile memory segment for EPROM, Serial EEPROM, and Flash memory products. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes

- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies
- the rate at which customers incorporate our products into their systems
- product introductions by our competitors
- the number and nature of our competitors in a given market, and
- general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

Patents and Licenses

We maintain a portfolio of United States patents and we have patent applications on file with the U.S. Patent and Trademark Office. We also operate an internal program to identify patentable developments and we file patent applications wherever necessary to protect our proprietary technologies. However, because technology changes very rapidly in the semiconductor industry, we believe our continued success depends primarily on the technological and innovative skills of our employees and their abilities to rapidly commercialize discoveries.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits which harmed our operating results, and we are currently involved in two significant lawsuits alleging patent infringement. See Item 3, Legal Proceedings. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, whatever the outcome. If any patent or other intellectual property claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

Employees

At December 31, 2003, we employed approximately 7,900 persons. Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

Backlog

We make a significant portion of our sales to satisfy recently received purchase orders. We also accept purchase orders for deliveries covering periods up to approximately one year. However, purchase orders can generally be revised or cancelled by the customer without penalty. Considering these practices and our experience, we do not believe our record of customer purchase orders provides meaningful backlog figures or that it is reliable enough to predict actual sales for future periods.

Geographic Areas

In 2003, 18% of our sales were made to customers in North America, 49% to customers in Asia, 30% to customers in Europe, and 3% to customers in other regions. See Note 14 to the Consolidated Financial Statements. We determine where our sales are made by the destination of our products when they are shipped. At the end of 2003, we owned long-lived assets in the United States amounting to $417 million, in France, $432 million, in Germany, $23 million and in the United Kingdom, $272 million.

ITEM 2. PROPERTIES

At December 31, 2003 we owned the major facilities described below:

Number of Buildings	Location	Total Sq Ft	Use
1	San Jose, CA	291,000	Headquarters offices, research and development, sales and marketing, product design, final product testing
6	Colorado Springs, CO	603,000	Wafer fabrication, research and development, marketing, product design, final product testing
1	Irving, TX	650,000	Wafer fabrication, research and development facility
5	Rousset, France	815,000	Wafer fabrication, research and development, marketing, product design, final product testing
5	Nantes, France	131,000	Wafer fabrication, research and development, marketing, product design, final product testing
2	Grenoble, France	196,000	Wafer fabrication, research and development, marketing, product design, assembly and final product testing
4	Heilbronn, Germany	778,000	Wafer fabrication, research and development, marketing, product design, final product testing (74% of square footage is leased to other companies)
9	North Tyneside, UK	753,000	Wafer fabrication, research and development

In addition to the facilities we own, we lease numerous research and development facilities and sales offices in North America, Europe and Asia. We believe that existing facilities are adequate for our current requirements.

Atmel does not identify facilities or other assets by operating segment. Each facility serves or supports all of our products and the product mix changes frequently.

ITEM 3. LEGAL PROCEEDINGS

The Company currently is a party to various legal proceedings. The amount or range of possible loss, if any, is not reasonably subject to estimation at the time of this Annual Report on Form 10-K. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the net income and financial position of the Company. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flow for the above legal proceedings could change in the future.

Agere Systems, Inc. ("Agere") filed suit in the United States District Court, Eastern District of Pennsylvania in February 2002, alleging patent infringement regarding certain semiconductor and related devices manufactured by Atmel. The complaint seeks unspecified damages, costs and attorneys' fees. Atmel disputes Agere's claims and is vigorously defending this action.

Philips Corporation ("Philips") filed suit against Atmel in the United States District Court, Southern District of New York, on October 30, 2001 for infringement of its patent, seeking injunctive relief against the alleged infringement and damages. Atmel disputes Philips' claims and is vigorously defending this action.

Seagate Technology ("Seagate") filed suit against Atmel in the Superior Court for the State of California for the County of Santa Clara on July 31, 2002. Seagate contends that certain semiconductor chips sold by Atmel to Seagate between April 1999 and mid-2001 were defective. Seagate contends that this defect has caused millions of disk drives manufactured by Seagate to fail. Seagate believes that the plastic encapsulation of the Atmel chips contain red phosphorus, which in certain highly specific and rare situations can result in an electrical short between the pins in the leadframe of the chip. Seagate seeks unspecified damages as well as disgorgement of profits related to these particular chips. Atmel has cross-complained against Amkor Technology, Inc. and ChipPAC Inc., Atmel's leadframe assemblers. Amkor and ChipPAC brought suits against Sumitomo Bakelite Co. Ltd., Amkor and ChipPAC's molding compound supplier. Atmel disputes Seagate's claims and is vigorously defending this action.

On February 7, 2003, a class action entitled *Pyevich v. Atmel Corporation, et al.,* was filed in the United States District Court for the Northern District of California, against Atmel and certain of its current officers and a former officer. The Complaint alleged that Atmel made false and misleading statements concerning its financial results and business during the period from January 20, 2000 to July 31, 2002 as a result of sales of allegedly defective product to Seagate and alleges that Atmel violated Section 10(b) of the Securities Exchange Act of 1934. Additional, virtually identical complaints were subsequently filed and were consolidated into this action. The Complaints did not identify the alleged monetary damages. Atmel filed a motion to dismiss the Complaint on November 14, 2003. By Order dated January 29, 2004, the Court granted Atmel's motion to dismiss with leave to amend. The plaintiffs did not file an amended complaint, and the Court dismissed the action, with prejudice, for failure to state a claim by Order dated March 2, 2004.

On February 19, 2003, a derivative class action entitled *Cappano v. Perlegos, et al.*, was filed in the Superior Court for the State of California for the County of Santa Clara against certain directors, officers and a former officer of Atmel, and Atmel is also named as a nominal defendant. The Complaint alleges that between January 2000 and July 31, 2002, defendants breached their fiduciary duties to Atmel by permitting it to sell defective products to customers. The Complaint alleges claims for breach of fiduciary duty, mismanagement, abuse of control, waste, and unjust enrichment. The Complaint seeks unspecified damages and equitable relief as against the individual defendants. Atmel disputes the claims and is vigorously defending this action.

From time to time, the Company may be notified of claims that it may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of 2003.

Executive Officers of the Registrant

The executive officers of Atmel, who are elected by and serve at the discretion of the Board of Directors, and their ages, are as follows (ages are as of December 31, 2003):

Name	Age	Position
George Perlegos	53	Chairman of the Board, President and Chief Executive Officer
Gust Perlegos	56	Executive Vice President, Office of the President
Tsung-Ching Wu	53	Executive Vice President, Office of the President
Francis Barton	57	Executive Vice President and Chief Financial Officer
Robert McConnell	59	Vice President and General Manager, RF and Automotive Business Unit
Bernard Pruniaux	62	Vice President and General Manager, ASIC Business Unit
Steve Schumann	44	Vice President and General Manager, Non-Volatile Memory Business Unit
Graham Turner	44	Vice President and General Manager, Microcontroller Business Unit

George Perlegos has served as Atmel's President and Chief Executive Officer and a director since our inception in 1984. George Perlegos holds degrees in electrical engineering from San Jose State University (B.S.) and Stanford University (M.S.). George Perlegos is a brother of Gust Perlegos.

Gust Perlegos has served as a director since January 1985, as Vice President, General Manager from January 1985 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Gust Perlegos holds degrees in electrical engineering from San Jose State University (B.S.), Stanford University (M.S.) and Santa Clara University (Ph.D.). Gust Perlegos is a brother of George Perlegos.

Tsung-Ching Wu has served as a director of Atmel since 1985, as Vice President, Technology from January 1986 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Francis Barton has served as Executive Vice President and Chief Financial Officer since May 15, 2003. From October 2001 to September 2002, he held the position of Executive Vice President and Chief Financial Officer for Broadvision, Inc., an enterprise business applications company. From September 1998 to September 2000, Mr. Barton served as Senior Vice President and Chief Financial Officer for Advanced Micro Devices, a semiconductor company, and from 1996 to 1998, he served as Chief Financial Officer of Amdahl Corporation, a computer hardware company. He holds an M.B.A in Finance from Northeastern University and a B.S. in Chemical Engineering from Worcester Polytechnic Institute.

Robert McConnell has served as Atmel's Vice President and General Manager, RF and Automotive Business Unit since January 2003. Prior to joining Atmel, Mr. McConnell was President and Chief Executive Officer of Cypress MicroSystems, a semiconductor company and subsidiary of Cypress Semiconductor Corporation, from September 1999 to December 2002. From January 1972 to September 1999, Mr. McConnell was Vice President and General Manager, Embedded Processor Division at Advanced Micro Devices, Inc. a semiconductor manufacturer. Mr. McConnell holds a B.S.E.E. degree from Northwestern University and an M.B.A. from Pepperdine University.

Bernard Pruniaux has served as Atmel's Vice President and General Manager, ASIC Business Unit since November 2001, and as Chief Executive Officer of Atmel Rousset from May 1995 to November 2001. Mr. Pruniaux holds a master's degree in electrical engineering from Ecole Superieure d'Ingenieurs in Toulouse, France and a PhD from the LETI in Grenoble, France.

Steve Schumann has served as Atmel's Vice President and General Manager, Non-Volatile Memory Business Unit since January 2002, as Vice President of Non-Volatile Memory Products from February 1996 to January 2002, and prior to February 1996, he has held various other positions (including Managing Director of EEPROM and Flash Products) since joining Atmel in 1985. Mr. Schumann holds a B.S. in electrical engineering and computer science from the University of California, Berkeley.

Graham Turner has served as Atmel's Vice President and General Manager, Microcontroller Business Unit since October 2001, as Vice President of European Operations from 1993 to October 2001, and has held various other positions since joining Atmel in 1989.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Sales of Unregistered Securities

In October 2003, we acquired certain assets of LSI Design & Integration Corporation ("LDIC"), a company that develops and markets mass storage integrated circuit products in exchange for 1,000,000 unregistered shares of our Common Stock (the "Acquisition Shares"). The Acquisition Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) thereof, on the basis that the transaction did not involve a public offering.

Price Range of Common Stock

Atmel's common stock is traded on the Nasdaq Stock Market's National Market under the symbol "ATML." The last reported price for our stock on February 20, 2004, was $7.00. The following table presents the high and low closing sales price per share for our common stock as quoted on the NASDAQ National Market for the periods indicated.

	High	Low
Fiscal Year 2002		
First Quarter	10.14	6.90
Second Quarter	10.85	5.82
Third Quarter	6.12	1.06
Fourth Quarter	4.05	0.70
Fiscal Year 2003		
First Quarter	2.62	1.47
Second Quarter	3.08	1.67
Third Quarter	4.96	2.60
Fourth Quarter	6.85	4.10

As of February 20, 2004, there were approximately 2,346 stockholders of record of Atmel's common stock. Because many of our shares of Common Stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by theses record holders.

No cash dividends have been paid on the common stock, and we currently have no plans to pay cash dividends in the future.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	Year ended December 31,				
	2003	2002	2001	2000	1999
Net revenues	$1,330,635	$1,193,814	$1,472,268	$2,012,672	$1,330,161
Net income (loss) before taxes	(104,051)	(551,567)	(531,393)	415,586	128,821
Net income (loss)	(117,996)	(641,796)	(418,348)	265,976	53,379
Basic net income (loss) per share	(0.25)	(1.37)	(0.90)	0.59	0.14
Diluted net income (loss) per share	(0.25)	(1.37)	(0.90)	0.55	0.13

	As of December 31,				
	2003	2002	2001	2000	1999
Cash and cash equivalents	$385,887	$346,371	$331,131	$448,281	$251,272
Cash and cash equivalents plus short term investments	431,054	445,802	593,008	962,544	412,462
Fixed assets, net	1,121,367	1,049,031	1,651,475	1,927,817	938,562
Total assets	2,154,690	2,302,559	3,024,197	3,824,887	2,014,910
Long term debt, net of current portion	358,031	453,509	693,212	668,503	654,033
Stockholders' equity	1,018,117	969,143	1,486,527	1,894,857	801,479

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion, especially under the caption "Trends, Uncertainties and Risks," and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. The Company undertakes no obligation to update any forward looking statements in this Form 10-K.

Overview

We are a leading provider of semiconductor IC products. We leverage our expertise in nonvolatile memories by combining them with microcontrollers, digital signal processors, RF devices, and other logic to enable our customers to rapidly introduce leading edge electronic products that are differentiated by higher performance, advanced features, lower cost, smaller size, longer battery life and more memory. Our products are used primarily in the following markets: communications, consumer electronics and computing, storage, automotive, security and imaging.

We design, develop, manufacture and sell our products. We develop process technologies ourselves to ensure they provide the maximum possible performance. We manufacture more than 94% of our products in our own wafer fabrication facilities, or fabs.

Beginning late in the fourth quarter 2000, the global semiconductor industry began to experience a severe downturn that continued through early 2003. Our revenue and profitability were significantly impacted by this downturn with the effect that our net revenues declined sequentially in 2001 and 2002. The decrease was a result of both shipping fewer units and decreasing average selling prices.

Rapid declines in revenue had an adverse impact on our profitability in 2001 and 2002 because significant portions of our costs are fixed, resulting in operating losses. In response to these market conditions we made several reductions in our workforce and recorded impairment charges for our wafer fabrication facilities, which further adversely impacted our results. In the third quarter of 2002, we closed the Company's 8-inch wafer fabrication facility at Irving, Texas, resulting in a significant charge.

Although we incurred net losses for 2001, 2002, and 2003, we still generated cash from operating activities in each year. During 2002 and 2003, we used this cashflow to significantly reduce our outstanding debt. At the end of 2003, our cash and cash equivalents, short-term investments, and restricted cash balances totaled $458 million, down 2% from $468 million at the end of fiscal 2002, after repayments of $301 million in capital leases and convertible bonds during 2003.

During 2003, we experienced a modest recovery in revenue, and despite a loss for the year, achieved a small profit for the fourth quarter of the year. Included in this profit was $38 million in other income received as a result of a legal award, partially offset by $27 million in asset impairment charges. Our outlook for 2004 is to achieve moderate revenue growth, which we project will result in a modest profit for the year.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Revenue recognition

We generate our revenue by selling our products to OEMs and distributors. Our policy is to recognize revenue upon shipment of products to customers, where shipment represents the point when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. We use the percentage-of-completion method for recognizing revenues on fixed-fee design arrangements.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents are used to verify delivery, and shipment terms are mostly FCA Seller's Facility. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Sales terms do not include post shipment obligations except for product warranty, as described in Note 10 to the Consolidated Financial Statements.

We allow certain distributors, primarily based in the United States, rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors, we defer recognition of revenue from sales to these distributors until they have resold our products. Deferred revenue for distributor sales were $19 million and $21 million as of December 31, 2003 and 2002, respectively. Sales to certain other primarily non-US based distributors carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors on shipment, with a related allowance for potential returns established at the time of our sale.

Allowance for Doubtful Accounts and Sales Returns

We must make estimates of potential future product returns and revenue adjustments related to current period product revenue. Management analyzes historical returns, current economic trends in the semiconductor industry, changes in customer demand and acceptance of our products when evaluating the adequacy of our allowance for sales returns. If management made different judgments or utilized different estimates, material differences in the amount of our reported revenue may result. We provide for sales returns based on our customer experience, and our expectations for revenue adjustments based on economic conditions within the semiconductor industry. Atmel's reserve for sales returns was approximately $10 million at December 31, 2003 and 2002.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimates of the uncollectability of our accounts receivable by analyzing specific customer creditworthiness, historical bad debts, and current economic trends. At December 31, 2003, the allowance for doubtful accounts was $16 million and at December 31, 2002 it was $22 million.

Accounting for income taxes

In calculating the income tax expense, it is necessary to make certain estimates and judgements for financial statement purposes that affect the recognition of tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase net income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would reduce net income in the period such determination is made.

Our income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. Our tax calculations may, however, be subject to audit by the respective tax authority. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due. This expense is recorded in the period that the liability is identified. To the extent that it is ultimately determined that the liability is less than that originally accrued, the excess liability is reversed and a tax benefit is recognized. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than what we expect the ultimate assessment to be.

Valuation of inventory

Our inventories are stated at the lower of average cost or market value. Average cost includes labor, materials, and depreciation and other overhead costs, as well as factors for estimated production yields and scrap. Determining market value of inventories involves numerous judgments, including average selling prices and sales volumes for future periods. We primarily utilize selling prices in our period ending backlog for measuring any potential declines in market value below average cost. Any adjustments for market value provision is charged to cost of revenues at the point of market value decline.

We provide inventory allowances for excess and obsolete inventories. The allowance is determined primarily by future demand forecasts, and is measured as the difference between the cost of the inventory and market value based on future demand. Charges to increase the allowance are charged to cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-costed inventory is subsequently sold, the related allowance is matched to the movement of related product inventory, resulting in lower costs and higher gross margins for those products.

Our inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than we estimate we may be required to take additional inventory write-downs.

Product and process technology

Costs that we incur to acquire product and process technology are capitalized and amortized on a straight-line basis over two to five years. Capitalized product and process technology costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement.

Fixed Assets

Atmel reviews for impairment the carrying value of fixed assets when events and circumstances indicate that the carrying value of an asset or group of assets may not be recoverable from the estimated future cash flows expected to result from its use and/or disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the estimated fair value of the assets. The estimation of future cash flows involves numerous assumptions which require our judgment, including, but not limited to, future use of the assets for Company operations versus sale or disposal of the assets, future selling prices for Atmel's products and future production and sales volumes. In addition, we must use our judgment in determining the groups of assets for which impairment tests are separately performed.

Our business requires heavy investment in manufacturing facilities that are technologically advanced but can quickly become significantly underutilized or rendered obsolete by rapid changes in demand for semiconductors produced in those facilities.

We estimate the useful life of our manufacturing equipment, which is the largest component of our fixed assets, to be five years. We base our estimate on our experience with acquiring, using and disposing of equipment over time.

Depreciation expense is a major element of our manufacturing cost structure. We begin depreciation on new equipment when it is put into use for production. The aggregate amount of fixed assets under construction for which depreciation was not being recorded amounted to $57 million at December 31, 2003 and $30 million at December 31, 2002.

Litigation

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We are currently involved in such intellectual property litigation (see Note 10 of Notes to Consolidated Financial Statements) and have not accrued a liability for such litigation. We regularly evaluate current information available to determine whether such accruals should be made. An estimated liability would be accrued when it is determined to be probable that a liability has been incurred and the amount of loss can be reasonably estimated. If we were to determine that such a liability was probable and could be reasonably estimated, the adjustment would be charged to income in the period such determination was made.

RESULTS OF OPERATIONS

	2003		2002		2001	
	(amounts in millions and as a percent of net revenues)					
Net revenues	$ 1,330.6	100.0 %	$ 1,193.8	100.0%	$ 1,472.3	100.0%
Gross margin	306.2	23.0 %	230.9	19.3%	414.6	28.2%
Research and development	247.6	18.6 %	253.2	21.2%	268.1	18.2%
Selling, general & administrative	138.8	10.4 %	126.7	10.6%	182.2	12.4%
Restructure and other charges	27.3	2.1 %	383.8	32.1%	481.3	32.7%
Loss from operations	$ (107.5)	(8.1)%	$ (532.7)	(44.6)%	$ (516.9)	(35.1)%

Net Revenues

Net revenues improved to $1,331 million in 2003 from $1,194 million in 2002, an increase of $137 million, or 11%. The increase resulted from higher shipment volumes, especially for ASIC and Microcontroller products, as a result of new products introduced in 2003 and improved market conditions.

Net revenues for 2002 decreased $278 million, or 19%, from $1,472 million in 2001. The decline was caused largely by reductions in average selling prices for most of our products. The commodity memory portion of the semiconductor industry, in which we sell our nonvolatile memory products, suffered from excess capacity since late in the fourth quarter 2000, which led to greater than normal price erosion during 2003, 2002 and 2001.

Net Revenues By Operating Segment

Our operating segments now comprise: (1) application specific integrated circuits (ASICs); (2) microcontroller products (Microcontroller); (3) nonvolatile memory products (Nonvolatile Memory); and (4) radio frequency and automotive products (RF and Automotive).

Our net revenues by segment are summarized as follows (*in thousands*):

Segment	2003		2002		2001	
ASIC	$ 479,078	36%	$ 379,758	32%	$ 332,624	22%
Microcontroller	271,676	20%	234,394	20%	260,636	18%
Nonvolatile Memory	355,425	27%	359,641	30%	615,056	42%
RF and Automotive	224,456	17%	220,021	18%	263,952	18%
Net revenues	$ 1,330,635	100%	$ 1,193,814	100%	$ 1,472,268	100%

ASIC

ASIC segment revenues increased by 26% or $99 million to $479 million in 2003, and grew 14% or $47 million in 2002 compared to 2001. Both 2003 and 2002 saw higher unit shipments, partially offset by lower average selling prices. The majority of this growth came from increased revenues in Smart Card and ARM-based digital products. Smart Card products saw growing demand for applications requiring small memory with high security, such as GSM cell phone applications, banking and government security. ARM-based digital products benefited from introduction of new design wins for "Disk-on-Key" and other consumer-type electronics.

Microcontroller

The Microcontroller segment revenues increased 16% or $37 million to $272 million in 2003, following a decrease of 10% or $26 million in 2002 compared to 2001. The growth in 2003 can be attributed to sales of our proprietary AVR Microcontroller products, which we consider to be the fastest 8-bit Microcontrollers in the industry. This product family has benefited from the overall increase in shipments of consumer and industrial electronics, as well as market share gains. Average selling prices were steady to slightly higher in 2003, while volumes increased with demand.

The decline in net revenues in 2002 was due to decreases in average selling prices, partially offset by increases in unit shipments. The decline was caused primarily by a decrease in revenues from product families based on the 8051 microcontroller architecture.

Nonvolatile Memory

Nonvolatile Memory (NVM) segment revenues were slightly lower in 2003, decreasing by 1%, or $4 million to $355 million compared to $360 million in 2002. During 2003, both volumes and pricing for Flash products declined significantly due to both a commodity-oriented pricing environment, as well as our delays in introducing higher density products. The decline in revenues from Flash products was largely offset, however, by an increase in shipment volumes for our DataFlash products along with Serial EEPROM products. Our DataFlash products have gained market share in the serial interface market, and have gained design wins in many consumer electronic products.

NVM net revenues declined by 42% or $255 million in 2002 compared to 2001. The decrease was caused primarily by a decline in average selling prices, partially offset by higher unit shipments. While all product families registered lower revenues in 2002 compared to 2001, the largest dollar declines occurred in the Flash, DataFlash and Serial EEPROM product families.

Because NVM products are commodity oriented, they are subject to greater declines in average selling prices than products in other segments of our Company. Our nonvolatile memory segment continues to be unprofitable. Competitive pressures and the need to continually migrate to new technology are among several factors causing continued pricing declines. Conditions are expected to remain challenging for the foreseeable future.

RF and Automotive

RF and Automotive segment revenues increased slightly in 2003 by $4 million to $224 million, a 2% increase over 2002 levels of $220 million. Increases in volumes for automotive and networking applications were offset by decreases in BiCMOS products. We have a significant presence in the European automotive sector, which has given us a steady customer base utilizing our products for function controllers, as well as ASSP's for power train, convenience, and safety systems. RF communication applications include WLAN, GPS and car radio products. Decline in volumes for BiCMOS products is primarily a result of lower OEM shipments for legacy cellular phone products.

RF and Automotive segment revenues declined by 17% or $44 million in 2002 compared to 2001. This decrease in revenue was primarily due to an overall decrease in unit shipments and average selling prices in 2002. Weakness in the RF BiCMOS and Secure Product businesses were the significant contributors to the revenue decline in 2002, compared to 2001.

Net Revenues By Geographic Area

Our net revenues by geographic delivery location (see Note 14 of Notes to Consolidated Financial Statements) for the three years ended December 31, 2003, 2002 and 2001 are summarized as follows *(in thousands)*:

Area	2003	2002	2001
North America	$ 239,926	$ 260,447	$ 365,602
Europe	397,945	397,585	496,875
Asia	658,601	510,040	552,267
Rest of World *	34,163	25,742	57,524
Total Net Revenues	$ 1,330,635	$ 1,193,814	$ 1,472,268

* Primarily includes the Philippines, South Africa, and Central and South America

Over the last several years, revenues have increased significantly in Asia, while revenues in the United States and Europe have declined. We believe that part of this shift reflects changes in customer manufacturing trends, with many customers increasing production in Asia.

Sales outside North America accounted for 82% of net revenues in 2003, 78% of our revenues in 2002, and 75% of our revenues in 2001.

Our sales to North America declined $21 million, or 8% for 2003 compared to 2002, and declined $105 million, or 29% in 2002 compared to 2001 primarily due to slightly higher volume shipments offset by lower average selling prices.

Our sales to Europe were flat at $398 million when comparing 2003 to 2002, and declined $99 million, or 20% in 2002 compared to 2001 primarily due to flat volume shipments and lower average selling prices.

Our sales to Asia increased $149 million, or 29% for 2003 compared to 2002, but decreased $42 million, or 8% in 2002 compared to 2001. The increase in 2003 was primarily due to much higher volume shipments offset by lower average selling prices, while the decline in 2002 was primarily a result of decreasing average selling prices.

Revenues and Costs – Impact from Changes to Currency Rates

In 2003, approximately 28% of net revenues were denominated in foreign currencies, primarily the Euro. For 2002, sales denominated in foreign currencies were approximately 25% of net revenues. Sales in Euros amounted to 26%, 22%, and 16% of total sales in 2003, 2002, and 2001. Sales in Japanese yen accounted for 2%, 3%, and 5% of net revenues for the same periods.

During 2003, changes in foreign exchange rates had a significant impact on net revenues and operating costs. Had average exchange rates during 2003 remained the same as the average exchange rates in effect for 2002, our reported revenues in 2003 would have been approximately $60 million lower. However, our foreign currency costs exceed foreign currency revenues. During 2003, approximately 53% of costs were denominated in foreign currencies, primarily the Euro. Had average exchange rates for 2003 remained the same as the average exchange rates for 2002 our operating costs would have been approximately $119 million lower (cost of revenues $91 million, research and development $21 million, sales, general and administrative $7 million).

Had average exchange rates during 2002 remained the same as the average exchange rates in effect for 2001, our reported revenues in 2002 would have been approximately $8 million lower. However, our foreign currency costs exceed foreign currency revenues. During 2002, approximately 48% of costs were denominated in foreign currencies, primarily the Euro. Had average exchange rates for 2002 remained the same as the average exchange rates for 2001, our operating costs would have been approximately $34 million lower (cost of revenues $20 million, research and development $7 million, sales, general and administrative $1 million, restructuring charges $6 million).

Cost of Revenues and Gross Margin

Our cost of revenues represents the costs of wafer fabrication, assembly and test operations, and freight costs. Our gross margin as a percentage of net revenues fluctuates, depending on product mix, manufacturing yields, utilization of manufacturing capacity, and average selling prices, among other factors.

Gross margin was 23% for 2003 compared to 19% for 2002. The gross margin percentage improvement is a result of increased capacity utilization, allowing us to ship higher unit volumes while manufacturing costs remained relatively flat. Manufacturing costs also benefited from cost containment programs and the sale of inventory previously reserved, but were partially offset by lower average selling prices, the negative effect of foreign exchange rate fluctuations, and a patent license charge recorded in March 2003. Had exchange rates for 2003 remained the same as the average exchange rates in effect for 2002, our reported gross margin would have been 27%.

On March 31, 2003, we entered into a patent license agreement. In conjunction with this agreement, the Company recorded a charge of $10 million that is now included in cost of revenues for 2003. The amount was previously recorded in interest and other expense, net, in the quarterly report on Form 10-Q for the quarter ended March 31, 2003, but has been subsequently reclassified to cost of revenues. We made payment in the quarter ended June 30, 2003.

Gross margin decreased to 19% for 2002 compared to 28% for 2001. The decrease in gross margin as a percentage of net revenues in 2002 compared to 2001 was caused primarily by decreases in average selling prices of our products as well as decreased utilization of manufacturing capacity, partially offset by a benefit from a reduction of inventory reserves that had been established in previous periods. Products associated with these reserves were sold in 2002. During 2000, we put in place additional manufacturing capacity, and corresponding costs, in anticipation of continuing growth in demand for our products. When demand decreased starting in 2001, we were unable to reduce our fixed manufacturing costs, such as labor, depreciation, maintenance, and supplies as quickly as customer demand declined.

Our gross margin has been impacted by the timing of inventory adjustments related to inventory write-downs and subsequent sale of these written-down products. The table below sets forth the gross margins and the related impact of inventory adjustments to gross margins as a percentage of net revenues.

	2003	2002	2001
Gross margins	23%	19%	28%
Impact of inventory adjustments: benefit (write-down)	0%	1%	(5%)

During the fourth quarter of 2003, we realized a benefit of $8 million, or 2.0% of revenue from the sale of previously written down inventory. However, this amount was offset by unfavorable adjustments in the first and third quarters of 2003, and resulted in no significant impact on gross margins for the year ended December 31, 2003.

In recent periods, average selling prices for some of our semiconductor products have been below manufacturing costs, and accordingly, our results of operations, cash flows and financial condition have been adversely affected. As these charges are recorded in advance of when written-down inventory is sold, subsequent gross margins in the period of sale may be higher than they would be absent the effect of the previous write-downs. Our excess and obsolete inventory write-offs taken in prior years relate to all of our product categories, while lower-of-cost or market reserves relate primarily to our memory products.

We receive economic assistance grants in some locations as an incentive to achieve certain hiring and investment goals related to manufacturing operations, the benefit for which is recognized as an offset to related costs. We recognized a $7 million reduction to cost of revenues for such grants in 2003 compared to $5 million in 2002, and $8 million in 2001.

Research and Development

Research and development (R&D) expenses in 2003 decreased by $5 million or 2% to $248 million from $253 million in 2002 primarily due to a decrease in expenditures on process development at our North Tyneside, UK wafer fabrication facility as this facility transitioned to production volume levels during the second half of the year. Had exchange rates for 2003 remained the same as the average exchange rates incurred in 2002, R&D expenditures would have been $21 million lower in 2003.

R&D expenses decreased 6% to $253 million in 2002 from $268 million in 2001. The decrease in expenses was caused by various cost control measures, including termination of development at our fabrication facility in Irving, Texas in connection with making it available for sale in the third quarter of 2002 and headcount reductions.

We have continued to invest in R&D efforts in a wide variety of product areas and process technologies, including Flash, Logic, and embedded EEPROM CMOS technology to be manufactured at 0.13 and 0.09 micron linewidths, as well as investments in Silicon Germanium BiCMOS technology to be manufactured at 0.18 micron linewidths. We have also continued to purchase or license technology in order to bring a broad range of products to market in a timely fashion. We believe that continued strategic investments in process technology and product development are essential for us to remain competitive in the markets we serve.

We receive R&D grants from various European research organizations, the benefit for which is recognized as an offset to related costs. For 2003, we recognized $11 million in research grant benefits, compared to $13 million for 2002 and $11 million for 2001.

Selling, General and Administrative

Selling, general and administrative (SG&A) expenses increased 9% or $12 million to $139 million in 2003 from $127 million in 2002. As a percentage of net revenues, SG&A expenses decreased to 10% in 2003 compared to 11% in 2002. The increase was primarily related to higher selling costs as a result of higher net revenues, and higher legal costs associated with several lawsuits filed in 2003, 2002, and 2001. Had exchange rates for 2003 remained the same as the average exchange rates incurred in 2002, SG&A expenditures would have been $3 million lower in 2003.

SG&A expenses declined 30% or $55 million to $127 million in 2002 from $182 million in 2001. As a percentage of net revenues, SG&A expenses decreased to 11% in 2002 compared to 12% in 2001. Selling costs, which declined by $41 million in 2002 from 2001, were the primary cause of the decrease in SG&A. The decreases were primarily due to cost controls, reductions from lower sales and marketing activities, declines in selling commissions related to lower sales and headcount reductions. General and administrative costs decreased by $14 million in 2002 compared to 2001 due to cost controls and headcount reductions.

Restructuring Charges

During the period from fiscal 1998 to fiscal 2000, our sales volume grew significantly, from $1.1 billion to $2.0 billion. As business conditions improved during this time, the Company took steps to significantly expand its manufacturing capacity. During the period from January 1998 to September 2001, we spent approximately $2.0 billion for acquisitions of property and equipment in anticipation of significant growth in our business during 2001, 2002 and beyond from the historical levels achieved in 2000. Beginning late in the fourth quarter 2000, business conditions in the semiconductor industry deteriorated rapidly.

As a result of the difficult operating conditions that existed in the semiconductor industry, we performed asset impairment reviews of our fixed assets during the third quarter of 2001. Our estimate of fair market value was done by management, which considered an outside appraisal that assumed the assets would continue in use at their current locations. During the third quarter of 2001, we recorded a $462.8 million asset impairment charge related to certain of our fabrication facilities in Colorado Springs, Colorado, Rousset, France and Nantes, France and a $18.5 million charge related to a headcount reduction in Europe. The charges were part of a restructuring plan that included a workforce reduction and the consolidation of manufacturing operations in both the U.S. and Europe.

Starting in the fourth quarter of 2001, the asset impairment and restructuring actions taken in the third quarter of 2001, were expected to result in estimated expense reductions of approximately $130 million per year, consisting of $105 million reduction in cost of revenues and $25 million reduction in operating expenses. Actual expense reductions are approximately the same as original estimates.

As a result of the downturn experienced in 2001, we delayed the completion of construction of our fabrication facilities in North Tyneside, UK, and Irving, Texas, to 2002, when we anticipated the industry to rebound. However, after further evaluation of market conditions, we recorded a $341.4 million asset impairment charge in the second quarter of 2002 related to the equipment and facilities for wafer fabrication facilities in Irving, Texas and North Tyneside, U.K. Our estimate of fair market value was done by management, which considered an outside appraisal that assumed the assets would continue in use at their current locations.

In the third quarter of 2002, we reassessed the overall manufacturing capacity of the Irving facility against the potential anticipated demand and decided to close the Irving, Texas facility, without conducting any commercial production there. The facility was placed on the market for sale in August 2002. As a result of the decision to close the facility and make it available for sale, we recorded $42.2 million of charges in the third quarter of 2002 consisting of an asset impairment charge of $23.5 million, $13.9 million for terminating contracts with suppliers, employee termination costs of $3.7 million for 297 employees, and a $1.1 million charge related to the repayment of a property tax abatement. Also during the third quarter of 2002, we recorded a $2.6 million reversal of restructuring charges as a result of changes to estimates of termination costs related to headcount reduction charges taken in third quarter of 2001. Actual costs incurred for the reductions of European employees were lower than original estimates, primarily for severance and re-hiring incentives.

We also recorded an asset impairment and restructuring charge of $2.8 million in the fourth quarter of 2002. This charge relates to plans for reorganizing certain programs and a 50-person workforce reduction in Europe.

The asset impairment and restructuring actions taken in the second, third and fourth quarter of 2002 was expected to result in a reduction of $73 million in depreciation expense, $2 million in manufacturing services, and of $17 million in employee expenses per year. Actual expense reductions are approximately the same as original estimates.

In December 2003, we re-evaluated the status of the fabrication equipment in our Irving, Texas facility. Because of significant improvements in market conditions, we decided to utilize much of this equipment in other facilities to meet increasing demand. An asset impairment charge of $27.6 million to write down asset values to the lower of their then fair value or original net book value, prior to holding these assets for sale less depreciation relating to the period the assets were held for sale, was recorded in the fourth quarter of 2003. While this facility was held-for-sale, assets were not in use, and were not depreciated. As the equipment is placed into service in 2004, depreciation expense will increase over 2003 levels. We estimate Irving equipment and facility will increase depreciation expense approximately $14 million in 2004.

The restructuring actions underlying the asset impairment and restructuring charges are proceeding as planned. The 2001 asset impairment and restructuring actions resulted in expense reductions of approximately $107 million in 2002, consisting of a $105 million reduction in cost of revenues and a $2 million reduction in operating expenses. The 2002 asset impairment and restructuring actions resulted in expense reductions of approximately $96 million in 2003, consisting of $95 million reduction in cost of revenues and $1 million reduction in operating expenses. These cost reduction figures exclude subsequent impact of changes in foreign exchange rates.

In February 2003, we evaluated various strategic alternatives available to us, including a potential sale of the Nantes, France, fabrication facility. Because of improvements in market conditions in the second half of 2003, we have decided to keep our Nantes facility to enable us to meet additional capacity requirements.

Interest and Other Expenses, Net

Interest and other expenses, net, increased by $15 million to $34 million in 2003 compared to $19 million in 2002. The increase is due to a combination of gains recognized in 2002, primarily on the repurchase of convertible notes of $15 million and sale of land in San Jose of $3 million. In addition, we had a lower average level of invested funds, lower interest rates received and higher losses realized on foreign exchange transactions. Interest expense decreased by $9 million to $36 million in 2003 from $46 million in 2002 due to a decrease in outstanding borrowings.

Interest and other expenses, net, increased by $4 million to $19 million in 2002 compared to $15 million in 2001. The increase is due to a decline in interest and other income caused by a combination of a lower level of invested funds, lower interest rates received and higher losses realized on foreign exchange transactions, partially offset by larger gains recognized in 2002, primarily on the repurchase of convertible notes of $15 million and sale of land in San Jose of $3 million. Interest expense decreased by $10 million to $46 million in 2002 from $56 million in 2001 due to a decrease in outstanding borrowings.

During the fourth quarter of 2003, we received approximately $37.9 million from Silicon Storage Technologies, Inc. (SST), constituting the $36.5 million jury award, plus pre- and post-judgment interest, granted in relation to the May 7, 2002, judgment by the District Court for the Northern District of California.

Provision for income taxes

We recorded tax expense of $14 million and $90 million for the fiscal years ended December 31, 2003 and 2002, respectively and an income tax benefit of $113 million for the fiscal year ended December 31, 2001. This resulted in an effective tax rate of 13% and 16% for 2003 and 2002, respectively, and an effective tax benefit rate of 21% for 2001.

The income tax expense recorded for 2003 resulted primarily from taxes incurred by our profitable foreign subsidiaries. Additionally, we released $6 million of tax reserves related to issues in tax audits that closed during the year

The significant increase in income tax expense recorded for 2002 is attributed primarily to an increase in the valuation allowance recorded against deferred tax assets during the year. During 2002, we made an assessment of its prior two years of losses and determined that it was more likely than not that the deferred tax assets will not be realized. As a result, substantially all of deferred tax assets were reserved, resulting in income tax expense for the year ended December 31, 2002. The income tax expense was partially offset by tax refunds of $60 million expected to be realized in the U.S. and increased further by additional tax liabilities incurred by our profitable foreign subsidiaries.

Our 2000 and 2001 U.S. federal tax returns are currently under examination by the Internal Revenue Service (IRS). The IRS has completed its examination of our 1994 through 1996 tax years and we are currently pursuing resolution of all tax issues with the IRS Appeals Division. We have settled all issues for the 1997 through 1999 tax years with the IRS with no material change in tax expense. In addition, we have various tax audits in progress in certain U.S. states and foreign jurisdictions that we conduct business. We believe that we have adequately provided for all tax, interest and penalties that may arise upon resolution of the respective tax issues.

Liquidity and Capital Resources

At December 31, 2003, we had a total of $458 million of cash and cash equivalents, short term investments, and restricted cash compared to $468 million at December 31, 2002. Current ratio, calculated as total current assets divided by total current liabilities, improved to 1.8 at December 31, 2003, compared to 1.4 at December 31, 2002. Despite reporting losses during 2003 and 2002, we have generated positive cashflow from operating activities, as net losses were impacted by non-cash depreciation and asset impairment charges. We have used this cash generated to reduce our net debt obligations by $236 million to $513 million at December 31, 2003 from $749 million at December 31, 2002. Working capital increased by $72 million to $417 million at December 31, 2003 compared to $342 million at December 31, 2002.

Operating Activities: Net cash provided by operating activities was $258 million in 2003, compared to $196 million in 2002. We generated strong operating cash flow in spite of incurring losses due primarily to depreciation, asset impairment charges and other non-cash charges reflected in the statement of operations.

Accounts receivable increased 10% or $20 million to $215 million at December 31, 2003 from $195 million at December 31, 2002. The average days of accounts receivable outstanding ("DSO") improved to 52 days at the end of the fourth quarter of 2003 as compared to 58 days at the end of the fourth quarter of 2002. Our accounts receivable and DSO are primarily impacted by shipment linearity, payment terms offered, and collection performance. We made improvements during 2003 in shipment linearity and collection performance. Should we need to offer longer payment terms in the future due to competitive pressures, this could negatively affect our DSO.

Inventories decreased by $8 million or 3% to $268 million at December 31, 2003 from $276 million at December 31, 2002. Average days of sales in inventory improved to 95 days at December 31, 2003 compared to 106 days at December 31, 2002. Inventories consist of raw wafers, purchased specialty wafers, work in process, and finished units. We are continuing to take measures to reduce manufacturing cycle times and improve production planning efficiency. However, higher shipment levels, increased process complexity, and the strategic need to offer competitive lead times may result in an increase in inventory levels in the future.

U.S. Federal income tax refunds were a significant source of cash from operating activities in both 2003 and 2002. These refunds were received as a result of taxable losses applied to income taxes paid in prior years on the annual tax returns.

During 2002, restructuring charges and provision for valuation allowance of deferred income tax assets resulted in non-cash charges that increased net loss but were added back to arrive at net cash provided by operating activities (see Note 16 to the Consolidated Financial Statements).

Investing Activities: Net cash used by investing activities was $11 million in 2003 compared to $52 million provided during in 2002. The decrease in cash used by investing activities was primarily due to Atmel liquidating less of its investments in 2003 compared to 2002. During 2003, we re-deployed under-utilized manufacturing equipment and improved manufacturing processes to increase yields and production volumes, which allowed us to significantly reduce fixed asset purchases from $104 million in 2002 to $64 million in 2003.

Financing Activities: Net cash used in financing activities decreased slightly to $264 million in 2003 compared to $270 million in 2002. The decrease is primarily due to increased capital leasing in 2003 of $27 million versus $6 million in 2002, as well as $8 million of stock repurchase activity in 2002 compared to no stock repurchase activity in 2003.

We believe that our existing balance of cash, cash equivalents and short term investments, together with cash flow from operations, equipment lease financing, and other short- and medium-term bank borrowings, will be sufficient to meet our liquidity and capital requirements over the next twelve months.

Net increase in cash and cash equivalents in 2003 and 2002, included increases of $57 million and $36 million, respectively, due to the effect of exchange rate changes on cash balances denominated in foreign currencies. These cash balances were primarily held in certain subsidiaries in Euro denominated accounts and increased in value due to the strengthening of the Euro compared to the U.S. Dollar during these periods. Net decrease in cash and cash equivalents in 2001 included a decrease of $8 million due to the effect of exchange rate changes on cash balances, primarily attributable to the weakening of the Euro compared to the U.S. Dollar during this period.

During 2004, we expect our operations to generate positive cash flow; however, a significant portion of this cash will be used to repay debt and make capital investments. The amount of cash we use in 2004 will depend largely on the amount of cash generated from our operations. Currently, we expect our 2004 capital expenditures to be approximately $150 million. In 2004 and future years, our capacity to make significant capital investments will depend on our ability to generate substantial cash flow from operations and on our ability to obtain adequate financing.

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2003. (see Note 8 of Notes to Consolidated Financial Statements).

(In thousands)

	Payments due by period				
Contractual Obligations	Up to 1 year	2-3 years	4-5 years	After 5 years	Total
Notes payable	$ 19,275	$ 7,619	$ 27	$ 1,035	$ 27,956
Capital leases	121,024	121,240	11,093	13,168	266,525
Convertible notes [a]	-	203,585	264	-	203,849
Line of credit	15,000	-	-	-	15,000
Subtotal debt obligations	155,299	332,444	11,384	14,203	513,330
Capital purchase commitments	43,547	-	-	-	43,547
Long-term supplier contract	828	1,839	2,115	6,950	11,732
Operating leases	8,353	14,507	9,946	5,535	38,341
Other long-term obligations	29,312	28,138	21,000	54,668	133,118
Subtotal other commitments	82,040	44,484	33,061	67,153	226,738
Add: interest	15,973	34,749	3,103	1,277	55,102
Total	$253,312	$411,677	$47,548	$82,633	$795,170

(a) Zero coupon convertible debt issued in May 2001 is redeemable for cash, at our option, at any time on or after May 23, 2006 in whole or in part at redemption prices equal to the issue price plus accrued original issue discount. At the option of the holders on May 23, 2006, 2011 and 2016, we may be required to redeem the debt at prices equal to the issue price plus accrued original issue discount through date of repurchase. If redeemed at the option of the holder, we may elect to pay the repurchase price in cash, in shares of common stock or in any combination of the two (see Note 8 of Notes to Consolidated Financial Statements). We estimate that the redemption price of these notes in May 2006 would be approximately $228 million.

Other long-term obligations consist principally of future repayments of $119 million of advances from customers, of which $25 million are included in the column for payments due within 1 year, and have been classified as current liabilities (see Note 3 of Notes to Consolidated Financial Statements).

Approximately $32 million of the debt included in the capital lease obligations and a $25 million revolving line of credit (with no outstanding borrowing at December 31, 2003) require Atmel to meet certain financial ratios and to comply with other covenants on a periodic basis, and approximately $30 million of the debt obligations have cross default provisions. The financial ratio covenants include, but are not limited to, the maintenance of minimum cash balances and net worth, and debt to capitalization ratios. In 2002, we renegotiated and amended certain covenants with the lenders, requiring us to maintain restricted cash balances of approximately €21 million ($27 million at December 31, 2003) with them. We were in compliance with covenants at the end of 2003. If we need to renegotiate any of these covenants in the future, and the lenders refuse and we are unable to comply with the covenants, then we may immediately be required to repay the loans concerned. In the event we are required to repay these loans ahead of their due dates, we believe that we have the resources to make such repayments, but such payments could adversely impact our liquidity.

Our ability to service long-term debt in the US or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded. Since a substantial portion of our operations are conducted through our foreign subsidiaries, our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the US parent corporation. These foreign subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amounts to us, whether by dividends, distributions, loans or other payments. However, the US parent corporation owes much of our consolidated long-term debt, including our outstanding issue of convertible notes.

Off Balance Sheet Arrangements

In the ordinary course of business, we have investments in privately held companies which may be considered variable interest entities. We have evaluated our investments in these other privately held companies and have determined that there will be no material impact on our operating results or financial condition upon the adoption of FIN 46.

Under FIN 46, certain events can require a reassessment of our investments in privately held companies to determine if they are variable interest entities and which of the stakeholders will be the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. We may be unable to influence these events.

We had $44 million in outstanding purchase commitments at December 31, 2003 for delivery of manufacturing equipment in 2004.

During the ordinary course of business, we provide standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either Atmel or its subsidiaries. As of December 31, 2003, the maximum potential amount of future payments that Atmel could be required to make under these guarantee agreements was approximately $11 million. We have not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, we believe we will not be required to make any payments under these guarantee arrangements

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46-R) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities (SPEs) created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the Company's consolidated financial position, consolidated results of operations, or liquidity. The Company believes that the adoption of FIN 46-R will not have a material impact on the Company's consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 ("FAS 132 (revised 2003)")." This Statement revises employers' disclosures about pension plans and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The new disclosure provisions, effective for 2003 calendar year-end financial statements, were adopted by the Company. The provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

TRENDS, UNCERTAINTIES AND RISKS

OUR REVENUES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN OUR STOCK PRICE.

Our future operating results will be subject to quarterly variations based upon a wide variety of factors, many of which are not within our control. These factors include:

- the cyclical nature of both the semiconductor industry and the markets addressed by our products
- ability to meet our debt obligations
- availability of additional financing
- the extent of utilization of manufacturing capacity
- fluctuations in manufacturing yields
- the highly competitive nature of our markets
- the pace of technological change
- natural disasters or terrorist acts
- political and economic risks
- fluctuations in currency exchange rates
- our ability to maintain good relationships with our customers
- integration of new businesses or products
- third party intellectual property infringement claims
- ability of independent assembly contractors to meet our volume, quality, and delivery objectives
- environmental regulations
- personnel changes
- business interruptions, and
- system integration disruptions.

Any unfavorable changes in any of these factors could harm our operating results.

We believe that our future sales will depend substantially on the success of our new products. Our new products are generally incorporated into our customers' products or systems at the design stage. However, design wins may precede volume sales by a year or more. We may not be successful in achieving design wins or design wins may not result in future revenues, which depend in large part on the success of the customer's end product or system. The average selling price of each of our products usually declines as individual products mature and competitors enter the market. To offset average selling price decreases, we rely primarily on reducing costs to manufacture those products, increasing unit sales to absorb fixed costs and introducing new, higher priced products which incorporate advanced features or integrated technologies to address new or emerging markets. Our operating results could be harmed if such cost reductions and new product introductions do not occur in a timely manner. From time to time, our quarterly revenues and operating results can become more dependent upon orders booked and shipped within a given quarter and, accordingly, our quarterly results can become less predictable and subject to greater variability.

In addition, our future success will depend in large part on the resurgence of economic growth generally and of various electronics industries that use semiconductors, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics, data networking equipment and military equipment. The semiconductor industry has the ability to supply more product than demand requires. Our successful return to profitability will depend heavily upon a better supply and demand balance within the semiconductor industry.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY CREATES FLUCTUATIONS IN OUR OPERATING RESULTS

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. The industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. The semiconductor industry faced severe business conditions with global semiconductor revenues for the industry declining 32% to approximately $139 billion in 2001, compared to revenues in 2000. The semiconductor industry began to turnaround in 2002 with global semiconductor sales increasing modestly by 1% to approximately $141 billion. In 2003, global semiconductor sales increased 18% to $166 billion.

Atmel's operating results have been harmed by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity and declining gross margins. In 2001 we recorded a $463 million charge to recognize impairment in value of our manufacturing equipment in Colorado Springs, Colorado, Rousset, France and Nantes, France. In addition, we recorded a $19 million charge for the costs of reducing our workforce in our European manufacturing operations. We also recorded an asset impairment charge of $341 million in the second quarter 2002 to write down to fair value the book value of our fabrication equipment in Irving, Texas and North Tyneside, U.K. We recorded a restructuring and asset impairment charge in the third quarter of 2002 of $42 million, primarily in connection with the closing of our Irving, Texas 8-inch wafer fabrication facility and making it available for sale. The charges consisted of costs for reduction in headcount, asset write-downs, and expenses associated with our decision to close the facility. We recorded a restructuring and asset impairment charge in the fourth quarter 2002 of $3 million. This charge related to plans for reorganizing certain programs and a reduction in headcount in Europe. In December 2003, we re-evaluated the status of the fabrication equipment in our Irving, Texas facility and because of increasing demand we decided to utilize much of this equipment in other facilities. An asset impairment charge of $27.6 million was recorded in the fourth quarter of 2003. Our business may be harmed in the future not only by cyclical conditions in the semiconductor industry as a whole but also by slower growth in any of the markets served by our customer products.

OUR LONG-TERM DEBT COULD HARM OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND OUR ABILITY TO MEET OUR DEBT OBLIGATIONS WILL BE DEPENDENT UPON OUR FUTURE PERFORMANCE.

As of December 31, 2003, our long term convertible notes and long term debt less current portion was $358 million compared to $454 million at December 31, 2002. Our long-term debt (less current portion) to equity ratio was 0.4 and 0.5 at December 31, 2003 and December 31, 2002, respectively. Our current debt levels as well as any increase in our debt-to-equity ratio could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and make us more vulnerable to industry downturns and competitive pressures.

Our ability to meet our debt obligations will depend upon our future performance and ability to generate substantial cash flow from operations, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to meet debt obligations or otherwise are obliged to repay any debt prior to its due date, our available cash would be depleted, perhaps seriously, and our ability to fund operations harmed.

Our ability to service long-term debt or to obtain cash for other needs of the Atmel group from our foreign subsidiaries may be structurally impeded. Since a substantial portion of our operations is conducted through our subsidiaries, our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the US parent corporation. These subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amounts to the US parent corporation, whether by dividends, distributions, loans or other payments. However, the US parent corporation owes much of our consolidated long-term debt, including our two outstanding issues of convertible notes.

In addition, the payment of dividends or distributions and the making of loans and advances to the US parent corporation by any of our subsidiaries could in the future be subject to statutory or contractual restrictions or depend on other business considerations and be contingent upon the earnings of those subsidiaries. Any right held by the US parent corporation to receive any cash or other assets of any of our subsidiaries upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. Although the US parent corporation may be recognized as a creditor, its interests will be subordinated to other creditors whose interests will be given higher priority.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

Semiconductor companies that maintain their own fabrication facilities have substantial capital requirements. We made capital expenditures aggregating $1,951 million in 1999, 2000 and 2001, in large part preparing for expected increases in demand. However, in light of falling demand we have recognized asset impairment charges aggregating $828 million in 2001 and 2002. We intend to continue to make capital investments to support new products and manufacturing processes that achieve manufacturing cost reductions and improved yields. Currently, we expect our 2004 capital expenditures to be approximately $150 million. We may seek additional equity or debt financing to fund further enhancement of our wafer fabrication capacity or to fund other projects. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms.

IF WE DO NOT SUCCESSFULLY ADJUST OUR MANUFACTURING CAPACITY IN LINE WITH DOWNTURNS IN OUR INDUSTRY OR INCREASES IN DEMAND, OUR BUSINESS COULD BE HARMED.

In 2000 and 2001, we made substantial capital expenditures to increase our wafer fabrication capacity at our facilities in Colorado Springs, Colorado and Rousset, France. We also currently manufacture our products at our facilities in Heilbronn, Germany; Grenoble, France; and Nantes, France.

During economic upturns in the semiconductor industry we may need to increase our manufacturing capacity to a level that meets demand for our products in order to achieve and maintain profitability. During economic downturns in our industry, expensive manufacturing machinery may be underutilized or may need to be sold off at significantly discounted prices, although we continue to be liable to make payments on the debt that financed its purchase. At the same time, employee and other manufacturing costs may need to be reduced.

Since 2001, our gross margin has declined significantly as a result of the increase in fixed costs and operating expenses related to the expansion of capacity in 2000 and 2001 and lower unit sales over which to spread these costs. If the pace of the current economic recovery in the semiconductor industry does not sufficiently improve, our inability to reduce fixed costs, such as depreciation, and employee and other expenses necessary to maintain and operate our wafer manufacturing facilities would continue to harm our operating results.

We announced in the third quarter 2001 that we were ceasing high volume production at one of our two wafer fabrication facilities in Colorado Springs, Colorado and at one of our facilities in Europe. We announced in July 2002 that we were closing, prior to beginning commercial production, our wafer fabrication facility located in Irving, Texas that we acquired in 2000, and we have put the facility on the market.

In December 2003, we re-evaluated the status of the fabrication equipment in our Irving, Texas facility. Because of significant improvements in market conditions, we decided to utilize much of this equipment in other facilities to meet increasing demand. An asset impairment charge of $27.6 million to write down asset values to the lower of their then fair value or original net book value, prior to holding these assets for sale less depreciation relating to the period the assets were held for sale, was recorded in the fourth quarter of 2003.

We continue to evaluate the current restructuring and asset impairment reserves as the restructuring plans are being executed and as a result, there may be additional restructuring charges or reversals of previously established reserves.

During economic downturns in our industry we may have to reduce our wafer fabrication capacity. Reducing our wafer fabrication capacity involves significant potential costs and delays, particularly in Europe, where we have substantial manufacturing facilities and where the extensive statutory protection of employees imposes substantial costs and delays on their employers when the market requires downsizing. Such costs and delays include compensation to employees and local government agencies, requirements and approvals of governmental and judicial bodies, and losses of governmental subsidies. We may experience labor union objections or other difficulties while implementing a downsizing. Any such difficulties that we experience would harm our business and operating results, either by deterring needed downsizing or by the additional costs of accomplishing it in Europe relative to America or Asia.

If we cannot expand our capacity on a timely basis during economic upturns in the semiconductor industry, we could experience significant capacity constraints that would prevent us from meeting increased customer demand, which would also harm our business.

Our available cash from operations has not been sufficient to provide significant funding for continued expansion of our facilities or the implementation of new technologies, and may remain insufficient for such purposes if the business conditions do not improve sufficiently. In light of our losses since the middle of 2001, we may not be able to obtain from external sources the additional financing necessary to fund the expansion of our manufacturing facilities or the implementation of new manufacturing technologies.

IF WE ARE UNABLE TO EFFECTIVELY UTILIZE OUR WAFER MANUFACTURING CAPACITY AND FAIL TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED.

Whether demand for semiconductors is rising or falling, we are constantly required by competitive pressures in the industry to successfully implement new manufacturing technologies in order to reduce the geometries of our semiconductors and produce more integrated circuits per wafer. We are developing processes that support effective feature sizes as small as 0.13-microns, and we are studying how to implement advanced manufacturing processes with even smaller feature sizes.

Fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We may experience problems in achieving acceptable yields in the manufacture of wafers, particularly when we expand our manufacturing capacity or during a transition in the manufacturing process technology that we use.

We have previously experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity or transitions in manufacturing process technology. Production delays or difficulties in achieving acceptable yields at any of our fabrication facilities could materially and adversely affect our operating results. We may not be able to obtain the additional cash from operations or external financing necessary to fund the implementation of new manufacturing technologies.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUES, REDUCED GROSS MARGINS, AND LOSS OF MARKET SHARE.

We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Fujitsu, Hitachi, Intel, LSI Logic, Microchip, Motorola, Sharp, STMicroelectronics and Texas Instruments. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced our new products, we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability.

We are experiencing significant price competition in our nonvolatile memory business and especially for EPROM and Flash products. We expect continuing competitive pressures in our markets from existing competitors and new entrants, which, among other things, will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies
- the rate at which customers incorporate our products into their systems
- product introductions by our competitors
- the number and nature of our competitors in a given market, and
- general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

The average selling prices of our products historically have decreased over the products' lives and are expected to continue to do so. As a result, our future success depends on our ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. We are continually designing and commercializing new and improved products to maintain our competitive position. These new products typically are more technologically complex than their predecessors, and thus have increased potential for delays in their introduction.

The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decision to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or by technologies serving the markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products, our future operating results could be harmed.

In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. Our integrated solution products require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development, or marketing and sales efforts may not be successful, our new products may not achieve market acceptance, and price expectations for our new products may not be achieved, any of which could harm our business.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE HARMED BY NATURAL DISASTERS OR TERRORIST ACTS.

Since the attacks on the World Trade Center and the Pentagon, certain insurance coverage has either been reduced or made subject to additional conditions by our insurance carriers, and we have not been able to maintain all necessary insurance coverage at reasonable cost. Instead, we have relied to a greater degree on self-insurance. For example, we now cover the expense of property loss up to $10 million per event. Our headquarters, some manufacturing facilities and some of our major vendors' and customers' facilities are located near major earthquake faults and in potential terrorist target areas. If a major earthquake or other disaster or a terrorist act impacts us and insurance coverage is unavailable for any reason, we may need to spend significant amounts to repair or replace our facilities and equipment, we may suffer a temporary halt in our ability to transport product and we could suffer damages of an amount sufficient to harm our business, financial condition and results of operations.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS POLITICAL AND ECONOMIC RISKS.

Sales to customers outside North America accounted for approximately 82%, 78%, and 75% of net revenues in 2003, 2002, and 2001. We expect that revenues derived from international sales will continue to represent a significant portion of net revenues. International sales and operations are subject to a variety of risks, including:

- greater difficulty in protecting intellectual property
- greater difficulty in staffing and managing foreign operations
- reduced flexibility and increased cost of staffing adjustments, particularly in France and Germany
- greater risk of uncollectible accounts
- longer collection cycles
- potential unexpected changes in regulatory practices, including export license requirements, trade barriers, tariffs and tax laws
- sales seasonality, and
- general economic and political conditions in these foreign markets.

Further, we purchase a significant portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly at our French, German and U.K. manufacturing facilities. As a result, our costs will fluctuate along with the currencies and general economic conditions in the countries in which we do business, which could harm our operating results.

Approximately 72%, 75%, and 79% of our net revenues in 2003, 2002, and 2001 were denominated in U.S. dollars. During these periods our products became less price competitive in countries with currencies declining in value against the dollar. In 1998, business conditions in Asia were severely affected by banking and currency issues that adversely affected our operating results. Approximately 49%, 43%, and 38% of net revenues were generated in Asia in 2003, 2002 and 2001.

WHEN WE TAKE FOREIGN ORDERS DENOMINATED IN LOCAL CURRENCIES, WE RISK RECEIVING FEWER DOLLARS WHEN THESE CURRENCIES WEAKEN AGAINST THE DOLLAR, AND MAY NOT BE ABLE TO ADEQUATELY HEDGE AGAINST THIS RISK.

When we take a foreign order denominated in a local currency we will receive fewer dollars than initially anticipated if that local currency weakens against the dollar before we collect our funds. In addition to reducing revenues, this risk will negatively affect our operating results. In Europe, where our significant operations have costs denominated in European currencies, these negative impacts on revenues can be partially offset by positive impacts on costs. However, in Japan, while our yen denominated sales are also subject to exchange rate risk, we do not have significant operations with which to counterbalance our exposure. Sales denominated in European currencies and yen as a percentage of net revenues were 26% and 2% in 2003, 22% and 3% in 2002, and 16% and 5% in 2001, respectively. We also face the risk that our accounts receivable denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar.

PROBLEMS THAT WE EXPERIENCE WITH KEY CUSTOMERS OR DISTRIBUTORS MAY HARM OUR BUSINESS.

Our ability to maintain close, satisfactory relationships with large customers is important to our business. A reduction, delay, or cancellation of orders from our large customers would harm our business. The loss of one or more of our key customers, or reduced orders by any of our key customers, could harm our business and results of operations. Moreover, our customers may vary order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods.

We sell many of our products through distributors. Our distributors could experience financial difficulties or otherwise reduce or discontinue sales of our products. Our distributors could commence or increase sales of our competitors' products. In any of these cases, our business could be harmed.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS.

We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

OUR FAILURE TO SUCCESSFULLY INTEGRATE BUSINESSES OR PRODUCTS WE HAVE ACQUIRED COULD DISRUPT OR HARM OUR ONGOING BUSINESS.

We have from time to time acquired, and may in the future acquire additional, complementary businesses, products and technologies. Achieving the anticipated benefits of an acquisition depends, in part, upon whether the integration of the acquired business, products or technology is accomplished in an efficient and effective manner. Moreover, successful acquisitions in the semiconductor industry may be more difficult to accomplish than in other industries because such acquisitions require, among other things, integration of product offerings, manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of such integration may be increased by the need to coordinate geographically separated organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures.

The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. The inability of management to successfully integrate any future acquisition could harm our business. Furthermore, products acquired in connection with acquisitions may not gain acceptance in our markets, and we may not achieve the anticipated or desired benefits of such transactions.

WE MAY FACE THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN LOSS OF SIGNIFICANT RIGHTS.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which on occasion have resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits, which harmed our operating results and are currently involved in intellectual property infringement lawsuits which may harm our future operating results. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, whatever the outcome. If any patent or other intellectual property claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS WHICH MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND WHICH MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES.

We manufacture wafers for our products at our fabrication facilities, and the wafers are then sorted and tested at our facilities. After wafer testing, we ship the wafers to one of our independent assembly contractors located in China, Hong Kong, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan or Thailand where the wafers are separated into die, packaged and, in some cases, tested. Our reliance on independent contractors to assemble, package and test our products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because our assembly contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS, WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS.

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and in the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

BUSINESS INTERRUPTIONS COULD HARM OUR BUSINESS.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. In addition, business interruption insurance may not be enough to compensate us for losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

SYSTEM INTEGRATION DISRUPTIONS COULD HARM OUR BUSINESS.

We are currently making enhancements to our integrated financial and supply chain management system and transitioning some of our operational procedures at the same time. This transition process is complex, time-consuming and expensive. Operational disruptions during the course of this transition process or delays in the implementation of this new system could adversely impact our operations. Our ability to forecast sales demand, ship products, manage our product inventory and record and report financial and management information on a timely and accurate basis could be impaired during the transition period.

PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND PREFERRED SHARES RIGHTS AGREEMENT MAY HAVE ANTI-TAKEOVER EFFECTS.

Certain provisions of our Restated Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

We also have a preferred shares rights agreement with Equiserve Trust Company, N.A., as rights agent, dated as of September 4, 1996, amended and restated on October 18, 1999 and amended as of November 7, 2001, which gives our stockholders certain rights that would likely delay, defer or prevent a change of control of Atmel in a transaction not approved by our board of directors.

OUR STOCK PRICE HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE.

The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by factors such as the announcement of new products or product enhancements by us or our competitors, technological innovations by us or our competitors, quarterly variations in our results of operations, changes in earnings estimates by market analysts and general market conditions or market conditions specific to particular industries. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically could result in an immediate and adverse effect on the market price of our stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, often unrelated to the operating performance of the specific companies.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We maintain investment portfolio holdings of various issuers, types and maturities whose values are dependent upon short-term interest rates. We generally classify these securities as available for sale, and consequently record them on the balance sheet at fair value with unrealized gains and losses being recorded as a separate part of stockholders' equity. We do not currently hedge these interest rate exposures. Given our current profile of interest rate exposures and the maturities of its investment holdings, we believe that an unfavorable change in interest rates would not have a significant negative impact on our investment portfolio or statement of operations through December 31, 2003. In addition, some of our borrowings are at floating rates, so this would act as a natural hedge.

We have short-term debt, long-term debt, capital leases and convertible notes totaling approximately $513 million at December 31, 2003. Approximately $368 million of these borrowings have fixed interest rates. We have approximately $145 million of floating interest rate debt of which $98 million is Euro denominated. We do not hedge against this interest rate risk and could be negatively affected should either of these rates increase significantly. A hypothetical 100 basis point increase in interest rates would have a $1.5 million adverse impact on income before taxes on our Consolidated Statements of Operations for 2003. While there can be no assurance that both of these rates will remain at current levels, we believe that any rate increase will not cause significant negative impact to our operations and to our financial position.

The following table presents the hypothetical changes in interest expense related to our outstanding borrowings for the year ending December 31, 2003 that are sensitive to changes in interest rates. The modeling technique used measures the change in interest expense arising from hypothetical parallel shifts in yield, of plus or minus 5%, 10% and 15% for the year ended December 31, 2003.

	Interest expense given an interest rate decrease by X basis points			Interest expense with no change in interest rate	Interest expense given an interest rate increase by X basis points		
	150 BPS	100 BPS	50 BPS		50 BPS	100 BPS	150 BPS
Interest expense	$34,026	$34,816	$35,606	$36,396	$37,186	$37,976	$38,766

The following table presents the hypothetical changes in fair value in our outstanding convertible notes at December 31, 2003 that is sensitive to the changes in interest rates. The modeling technique used measures the change in fair values arising from hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS and 150 BPS over a twelve-month time horizon. The base value represents the fair market value of the notes (in thousands):

	Valuation of borrowing given an interest rate decrease of X basis points			Valuation with no change in interest rate	Valuation of borrowing given an interest rate increase of X basis points		
	150 BPS	100 BPS	50 BPS		50 BPS	100 BPS	150 BPS
Convertible notes	$201,995	$200,991	$199,993	$199,000	$198,012	$197,030	$196,053

Market Risk Sensitive Instruments

We did not use derivative financial instruments in our operations during 2003.

Foreign Currency Risk

When we take a foreign order denominated in a local currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we collect our funds, which will reduce revenue. Conversely, revenues will be positively impacted if the local currency strengthens against the dollar. In Europe, where our significant operations have costs denominated in European currencies, costs will decrease if the local currency weakens. Conversely, costs will increase if the local currency strengthens against the dollar. In 2003, the impact of the change in foreign currency represents 50% of net loss (as discussed in the overview section of Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations). This impact is determined assuming that all foreign denominated transactions that occurred in 2003 were recorded using the average 2002 foreign currency rates. Sales denominated in foreign currencies were 28%, 25% and 21% in 2003, 2002 and 2001, respectively. Sales denominated in Euros were 26%, 22%, and 16% in 2003, 2002 and 2001 respectively. Sales denominated in yen were 2%, 3% and 5% in 2003, 2002 and 2001 respectively. Costs denominated in foreign currencies, primarily the Euro, were approximately 53% in 2003 and 48% in 2002 and 2001.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately, 36% and 29% of our accounts receivable are denominated in foreign currency as of December 31, 2003 and 2002 respectively.

We also face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately, 53% and 55% of our accounts payable were denominated in foreign currency as of December 31, 2003 and 2002, respectively. Approximately, 39% and 21% of our debt obligations were denominated in foreign currency as of December 31, 2003 and 2002, respectively.

In 2004, we plan to implement a hedging program to reduce our risk and to minimize the short term impact of foreign currency fluctuations. We anticipate using derivative instruments to manage foreign currency cash flows, and asset and liability exposures. We will not enter into foreign exchange contracts for trading purposes. The accounting for these derivative instruments will follow SFAS No. 133.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited, in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2003				
Net revenues	$ 296,478	$ 318,472	$ 335,187	$ 380,498
Loss from operations	(41,669)	(32,646)	(22,464)	(10,697)
Net income (loss)	(53,120)	(44,077)	(31,791)	10,996
Basic and diluted net income (loss) per share	(0.11)	(0.09)	(0.07)	0.02
Price range of common stock/share				
High	2.62	3.08	4.96	6.85
Low	1.47	1.67	2.60	4.10
Year ended December 31, 2002				
Net revenues	$ 275,773	$ 314,753	$ 298,657	$ 304,631
Loss from operations	(41,175)	(368,900)	(96,126)	(26,500)
Net loss	(44,333)	(478,931)	(102,325)	(16,207)
Basic and diluted net loss per share	(0.09)	(1.02)	(0.22)	(0.03)
Price range of common stock/share				
High	10.14	10.85	6.12	4.05
Low	6.90	5.82	1.06	0.70

Other information required by this Item regarding Consolidated Financial Statements and Supplementary Data is set forth in the Consolidated Financial Statements and related notes, and Report of the Independent Auditors, which appear on pages 46 through 73 of this Report on Form 10-K.

In conjunction with a patent license agreement, a charge of $10,000 was previously recorded in interest and other expense, in Form 10-Q for the quarter ended March 31, 2003. This amount was reclassified and is now included in cost of revenues and operating loss in the above table.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

As of the end of the period covered by this Annual Report on Form 10-K, we evaluated under the supervision of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Atmel's management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in internal control over financial reporting.

During the fiscal quarter ended December 31, 2003, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this Item regarding directors, executive officers and our code of ethics set forth under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 12, 2004 (the "2004 Proxy Statement"), is incorporated herein by reference. Information regarding Registrant's executive officers is set forth at the end of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item regarding compensation of Registrant's directors and executive officers set forth under the captions "Election of Directors - - Director Compensation" and "Executive Compensation" in the 2004 Proxy Statement is incorporated herein by reference (except to the extent allowed by Item 402 (a)(8) of Regulation S-K).

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required by this Item regarding beneficial ownership of Registrant's common stock by certain beneficial owners and management of Registrant, as well as equity compensation plans, set forth under the captions "Security Ownership" and "Equity Compensation Plan Information" in the 2004 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item regarding certain relationships and related transactions with management set forth under the caption "Transactions with Management" in the 2004 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item regarding accounting fees and services set forth under the caption "Ratification of Appointment of Independent Accountants" in the 2004 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of, or incorporated by reference into, this Report on Form 10-K:

1. Financial Statements.

2. Financial Statement Schedules.
The following Financial Statement Schedules for the years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the Consolidated Financial Statements, and related notes thereto.

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits. The following Exhibits are filed as part of, or incorporated by reference into, this Report on Form 10-K:

3.1 Restated Certificate of Incorporation of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 0-19032).

3.2 Bylaws of Registrant, as amended.

3.3 Certificate of Determination of Rights, Preferences and Privileges of Series A Preferred Stock (which is incorporated herein by reference to Exhibit A of Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).

4.1 Amended and Restated Preferred Shares Rights Agreement dated as of October 18, 1999, between Atmel Corporation and BankBoston, N.A., a national banking association, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights (which is incorporated herein by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).

10.1+	1986 Incentive Stock Option Plan, as amended, and forms of stock option agreements thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-38882) declared effective on March 19, 1991).
10.2+	1991 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 0-19032).
10.3+	Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19032).
10.4+	1996 Stock Plan and forms of agreements thereunder (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 0-19032).
10.5	Indenture, dated as of April 21, 1998, by and between the Registrant and State Street Bank and Trust Company of California, N.A., as trustee thereunder (including the form of debenture) (which is incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-59261) filed on July 16, 1998).
10.6	First Supplemental Indenture, dated as of October 15, 1999, to Indenture dated as of April 21, 1998, by and between the Registrant and State Street Bank and Trust Company of California, N.A., as trustee thereunder (which is incorporated herein by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 0-19032).
10.7	Registration Rights Agreement dated as of April 21, 1998, by and between the Registrant and Morgan Stanley & Co. Incorporated (which is incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 (File No. 333-59261) filed on July 16, 1998).
10.8	Indenture, dated as of May 23, 2001, by and between the Registrant and State Street Bank and Trust Company of California, N.A., as trustee thereunder (including the form of debenture) (which is incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-63996) filed on June 27, 2001).
10.9	Registration Rights Agreement dated as of May 23, 2001, by and among the Registrant and Morgan Stanley & Co. Incorporated, Credit Lyonnais Securities (USA) Inc. and Needham & Company, Inc. (which is incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 (File No. 333-63996) filed on June 27, 2001).
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
24.1	Power of Attorney (included on the signature pages hereof)
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

\+ Indicates management compensatory plan, contract or arrangement.

(b) Reports on Form 8-K. On October 16, 2003, Registrant filed a report on Form 8-K furnishing, pursuant to Item 12, a press release relating to its financial information for the three months ended September 30, 2003 and forward-looking statements relating to the fourth quarter of 2003, as presented in a press release of October 16, 2003.

(c) Exhibits. See Item 15(a)(3) above.

(d) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ATMEL CORPORATION

March 12, 2004

By: /s/ George Perlegos
George Perlegos
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George Perlegos and Francis Barton, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on March 12, 2004 on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ George Perlegos (George Perlegos)	President, Chief Executive Officer and Director *(principal executive officer)*
/s/ Francis Barton (Francis Barton)	Executive Vice President and Chief Financial Officer *(principal financial and accounting officer)*
/s/ Gust Perlegos (Gust Perlegos)	Director
/s/ Tsung-Ching Wu (Tsung-Ching Wu)	Director
/s/ T. Peter Thomas (T. Peter Thomas)	Director
/s/ Norm Hall (Norm Hall)	Director
/s/ Pierre Fougere (Pierre Fougere)	Director
/s/ Dr. Chaiho Kim (Dr. Chaiho Kim)	Director
/s/ David Sugishita (David Sugishita)	Director

Atmel Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Years Ended December 31, 2003	2002	2001
Net revenues	**$ 1,330,635**	**$ 1,193,814**	**$ 1,472,268**
Operating expenses			
Cost of revenues	1,024,399	962,869	1,057,623
Research and development	247,636	253,163	268,056
Selling, general and administrative	138,804	126,682	182,183
Asset impairment and restructuring charges	27,272	383,801	481,296
Total operating expenses	**1,438,111**	**1,726,515**	**1,989,158**
Loss from operations	**(107,476)**	**(532,701)**	**(516,890)**
Proceeds from legal award	37,850	-	-
Interest and other expenses, net	(34,425)	(18,866)	(14,503)
Loss before taxes	**(104,051)**	**(551,567)**	**(531,393)**
(Provision for) benefit from income taxes	(13,945)	(90,229)	113,045
Net loss	**$ (117,996)**	**$ (641,796)**	**$ (418,348)**
Basic and diluted net loss per share:	**$ (0.25)**	**$ (1.37)**	**$ (0.90)**
Shares used in basic and diluted net loss per share calculations	**469,869**	**466,949**	**464,575**

The accompanying notes are an integral part of these financial statements.

Atmel Corporation

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	December 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 385,887	$ 346,371
Short-term investments	45,167	99,431
Accounts receivable, net of receivable reserves of $16,411 in 2003 and $22,415 in 2002	215,303	195,182
Inventories	268,074	276,069
Other current assets	54,198	107,672
Total current assets	**968,629**	**1,024,725**
Fixed assets, net	1,121,367	1,049,031
Fixed assets held for sale	-	174,651
Other assets	37,859	32,025
Cash – restricted	26,835	22,127
Total assets	**$ 2,154,690**	**$ 2,302,559**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 155,299	$ 163,444
Convertible notes	-	132,485
Trade accounts payable	144,476	95,002
Accrued liabilities and other	232,251	271,139
Deferred income on shipments to distributors	19,160	20,791
Total current liabilities	**551,186**	**682,861**
Long-term debt less current portion	154,182	259,261
Convertible notes	203,849	194,248
Other long-term liabilities	227,356	197,046
Total liabilities	**1,136,573**	**1,333,416**
Commitments and contingencies (Note 10)		
Stockholders' equity		
Common stock; par value $0.001: Authorized:1,600,000 shares; Shares issued and outstanding: 473,047 at December 31, 2003 and 465,630 at December 31, 2002	473	466
Additional paid-in capital	1,269,071	1,252,273
Accumulated other comprehensive income	205,265	55,100
Accumulated deficit	(456,692)	(338,696)
Total stockholders' equity	**1,018,117**	**969,143**
Total liabilities and stockholders' equity	**$ 2,154,690**	**$ 2,302,559**

The accompanying notes are an integral part of these financial statements.

Atmel Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended December 31, 2003	2002	2001
Cash from operating activities			
Net loss	$ (117,996)	$ (641,796)	$ (418,348)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation and amortization	279,013	253,588	302,016
Asset impairment charge	27,272	365,719	462,768
Deferred taxes	(135)	142,067	(94,335)
Tax benefit of stock option purchases	-	4,408	3,601
(Gain) loss on sales of fixed assets	(246)	(3,927)	7,815
Provision (recovery) of doubtful accounts receivable	(1,219)	2,526	5,502
Accrued interest on zero coupon convertible debt	12,204	17,365	13,098
Gain on repurchase of convertible notes	-	(14,751)	-
Stock compensation charge	3,033	-	-
Other	(2,331)	2,300	(1,754)
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	(16,703)	87	198,183
Inventories	22,511	36,147	(19,399)
Other assets	(1,362)	11,900	(19,319)
Trade accounts payable and other accrued liabilities	(12,869)	(10,788)	(97,102)
Federal, state, local and foreign taxes	68,276	34,698	(36,203)
Deferred income on shipments to distributors	(1,690)	(3,639)	(9,407)
Net cash provided by operating activities	**257,758**	**195,904**	**297,116**
Cash from investing activities			
Acquisition of fixed assets	(64,422)	(104,208)	(818,181)
Sales of fixed assets	4,029	22,077	1,533
(Increase) decrease in restricted cash	(4,708)	(22,127)	51,000
Purchase of investments	(52,858)	(59,916)	(176,586)
Sale or maturity of investments	107,237	215,913	433,429
Net cash provided (used in) by investing activities	**(10,722)**	**51,739**	**(508,805)**
Cash from financing activities			
Issuance of notes payable	-	-	10,100
Proceeds from issuance of convertible bonds	-	-	200,027
Proceeds from capital leases and notes	27,478	5,704	104,944
Principal payments on capital leases and notes	(166,767)	(256,689)	(225,745)
Repurchase of convertible notes	(134,640)	(21,798)	-
Repurchase and retirement of common stock	-	(8,468)	-
Issuance of common stock	9,610	10,934	15,390
Net cash (used in) provided by financing activities	**(264,319)**	**(270,317)**	**104,716**
Effect of exchange rate changes on cash and cash equivalents	56,799	35,914	(8,177)
Net increase (decrease) in cash and cash equivalents	39,516	13,240	(115,150)
Cash and cash equivalents at beginning of year	**346,371**	**333,131**	**448,281**
Cash and cash equivalents at end of year	**$ 385,887**	**$ 346,371**	**$ 333,131**
Supplemental cash flow disclosures:			
Interest paid	$ 25,472	$ 28,636	$ 43,573
Income taxes (refunded) paid, net	(51,553)	(79,847)	55,143
Issuance of common stock for intangible assets	5,090	-	-
Fixed asset purchases in accounts payable	15,967	10,829	32,849
Fixed assets acquired under capital leases	-	25,849	-
Issuance of common stock in exchange for intangible assets	5,090	25,849	-

The accompanying notes are an integral part of these financial statements.

Atmel Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Par value	Additional paid-in capital	Retained Earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balances December 31, 2000	**462,473**	**$ 462**	**$ 1,226,412**	**$ 721,448**	**$ (53,465)**	**$ 1,894,857**
Sales of stock						
Exercise of options	2,534	3	4,718	-	-	4,721
Employee stock purchase plan	1,052	1	10,668	-	-	10,669
Tax benefit from exercise of options	-	-	3,601	-	-	3,601
Other comprehensive income						
Unrealized gain on investments				-	4,355	4,355
Foreign currency translation adjustment				-	(13,328)	(13,328)
Net loss				(418,348)	-	(418,348)
Comprehensive loss				(418,348)	(8,973)	(427,321)
Balances December 31, 2001	**466,059**	**466**	**1,245,399**	**303,100**	**(62,438)**	**1,486,527**
Sales of stock						
Exercise of options	1,331	1	2,830	-	-	2,831
Employee stock purchase plan	2,619	3	8,100	-	-	8,103
Repurchase and retirement of shares	(4,379)	(4)	(8,464)	-	-	(8,468)
Tax benefit from exercise of options	-	-	4,408	-	-	4,408
Other comprehensive income						
Unrealized loss on investments					(3,348)	(3,348)
Foreign currency translation adjustment					120,886	120,886
Net loss				(641,796)		(641,796)
Comprehensive income (loss)				(641,796)	117,538	(524,258)
Balances December 31, 2002	**465,630**	**466**	**1,252,273**	**(338,696)**	**55,100**	**969,143**
Sales of stock						
Exercise of options	1,403	1	2,537			2,538
Employee stock purchase plan	5,014	5	7,067			7,072
Adjustment to tax benefit from exercise of options			(928)			(928)
Issuance of common stock in exchange for intangible assets	1,000	1	5,089			5,090
Stock compensation charge			3,033			3,033
Other comprehensive income						
Unrealized loss on investments					(669)	(669)
Foreign currency translation adjustment					150,834	150,834
Net loss				(117,996)		(117,996)
Comprehensive income (loss)				(117,996)	150,165	32,169
Balances December 31, 2003	**473,047**	**$ 473**	**$ 1,269,071**	**$ (456,692)**	**$ 205,265**	**$ 1,018,117**

The accompanying notes are an integral part of these financial statements.

Atmel Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data, employee data, and where otherwise indicated)

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Atmel Corporation designs, develops, manufactures and markets a broad range of high-performance nonvolatile memory and logic integrated circuits using its proprietary complementary metal-oxide semiconductor (CMOS) technologies. Atmel's products are used in a range of applications in the telecommunications, computing, networking, consumer and automotive electronics and other markets. Atmel's customers comprise a diverse group of U.S. and non-U.S. original equipment manufacturers (OEMs) and distributors.

Principles of Consolidation

The consolidated financial statements include the accounts of Atmel and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include reserves for inventory, the sales return reserve, restructuring charges, allowances for doubtful accounts receivable, the warranty reserve, estimates for useful lives associated with long-lived assets, asset impairments, net realizable value for inventories, certain accrued liabilities and income taxes and tax valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of Atmel's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items. Investments in debt securities are carried at fair value based on quoted market prices. At December 31, 2003, the estimated fair value of the convertible notes was approximately $199,000, as compared to book value of $203,849. The estimated fair value has been determined by the Company using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that Atmel could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash and Investments

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, and consist of highly liquid money market instruments.

Atmel maintains its cash balances at a variety of financial institutions and has not experienced any material losses relating to such instruments. Atmel invests its excess cash in accordance with its investment policy that has been reviewed and approved by the Board of Directors to minimize credit risk.

Accounts Receivable

An allowance for doubtful accounts is calculated based on the aging of Atmel's accounts receivable, historical experience, and management judgment. Atmel writes off accounts receivable against the allowance when Atmel determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventories

Inventories are stated at the lower of cost (first-in, first-out for materials and purchased parts and average cost for work in progress and finished goods) or market and comprise the following:

December 31,	2003	2002
Materials and purchased parts	$11,103	$13,557
Work in progress	191,886	193,540
Finished goods	65,085	68,972
Total	$268,074	$276,069

Atmel's inventories represent high-technology parts that may be subject to rapid technological obsolescence and are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than the Company's estimate, the Company may be required to take additional inventory write-downs. On the other hand, if the Company sells more inventory or at better prices than the Company's forecast, future margins may be higher.

Inventory reserves at December 31, 2003 and 2002 were $100,686 and $89,800, respectively.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	10 to 20 years
Machinery and equipment	2 to 5 years
Furniture and fixtures	5 years

Revenue Recognition

The Company sells its products to OEM's and distributors and recognizes revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. Reserves for sales returns and allowances are estimated and provided at the time of shipment.

For sales to certain distributors (primarily based in the United States) with agreements allowing for price protection and product returns, the Company recognizes revenue at the time the distributor sells the product to its end customer. Revenue is not recognized upon shipment since, due to rights to price protection, the sales price is not substantially fixed or determinable at that time. Additionally, these distributors have contractual rights to return products, up to a specified amount for a given period of time. Revenue is recognized when the distributor sells the product to an end-user, at which time the sales price becomes fixed. At the time of shipment to these distributors, the Company records a trade receivable for the selling price since there is a legally enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in "Deferred income on shipments to distributors" on the balance sheet. Deferred income represents the gross margin on the sale to the distributor; however, the amount of gross margin recognized by the Company in future periods could be less than the deferred margin as a result of price protection granted. The Company does not reduce deferred margin by estimated price protection; instead, such price concessions are recorded when incurred, which is generally at the time the distributor sells the product to an end-user. Sales to certain other primarily non-U.S. based distributors carry either no or very limited rights of return. The Company has historically been able to estimate returns and other credits from these distributors and accordingly has historically recognized revenue from sales to these distributors on shipment, with a related allowance for potential returns established at the time of sale.

Grant Recognition

Atmel receives grants from certain government authorities for expanding operations or performing technical services. Grants are recognized as receivable at the time specified milestones have been met for receiving them. Grants are amortized as a reduction of expenses over the period the related obligations are fulfilled.

Advertising Costs

Atmel expenses all advertising costs as incurred. Advertising costs were not significant in 2003, 2002 and 2001.

Foreign Currency Translation

Atmel uses the U.S. dollar as its functional currency and its major international subsidiaries use their local currencies as their respective functional currencies. Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. The effect of translating the accounts of Atmel's foreign subsidiaries into U.S. dollars has been included in stockholders' equity as a cumulative foreign currency translation adjustment. Gains and losses from remeasurement of assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations. Gains (losses) due to foreign currency remeasurement included in interest and other income for the years ended December 31, 2003, 2002 and 2001 were ($7,312), ($3,135) and $5,640.

Stock-based Compensation

Atmel accounts for stock-based compensation, including stock options granted and shares issued under the Employee Stock Purchase Plan, using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for stock options, if any, is recognized ratably over the vesting period. Atmel's policy is to grant options with an exercise price equal to the quoted market price of our stock on the grant date. Atmel provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation."

The following table illustrates the effect on net loss and net loss per share if Atmel had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation. The estimated fair value of each Atmel option is calculated using the Black Scholes option pricing model.

	2003	2002	2001
Net loss – as reported	$ (117,996)	$ (641,796)	$ (418,348)
Add: compensation expense for ESPP included in Net loss reported	3,033		
Deduct: compensation expense based on fair value	(17,200)	(22,619)	(17,713)
Net loss – pro forma	$ (132,163)	$ (664,415)	$ (436,061)
Basic and diluted net loss per share– as reported	$ (0.25)	$ (1.37)	$ (0.90)
Basic and diluted net loss per share – pro forma	$ (0.28)	$ (1.42)	$ (0.94)

See Note 12 for a summary of the assumptions used to estimate the fair value of equity instruments granted to employees.

Certain Risks and Concentrations

Atmel sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. Atmel performs ongoing credit evaluations and maintains adequate allowances for potential credit losses. No customer represented more than ten percent of accounts receivable as of December 31, 2003 and 2002 or net revenues for the years ended December 31, 2003, 2002 and 2001.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. Our financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. As a result, Atmel may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Atmel believes that our existing sources of liquidity, including the Company's cash, cash equivalents and investments, will be adequate to support our operating and capital investment activities for the next twelve months.

Income Taxes

Atmel's provision for (benefit from) income tax is comprised of its current tax liability and change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more likely than not to be recoverable against future taxable income. No U.S. taxes are provided on earnings of non-US subsidiaries, to the extent such earnings are deemed to be permanently invested.

Amtel's income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. The Company's tax calculations may, however, be subject to audit by the respective tax authority. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due. This expense is recorded in the period that the liability is identified. To the extent that it is ultimately determined that the liability is less than that originally accrued, the excess liability is reversed and a tax benefit is recognized. The Company records an additional charge in its provision for taxes in the period in which the Company determines that the recorded tax liability is less than what the Company expects the ultimate assessment to be.

Long-Lived Assets

Atmel periodically evaluates the recoverability of its long-lived assets. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in our market capitalization for an extended period of time relative to net book value. When Atmel determines that there is an indicator that the carrying value of long life assets may not be recoverable, the assessment of possible impairment is based on Atmel's ability to recover the carrying value of the asset from the expected future undiscounted pre-tax cash flows of the related operations. These estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses, within Atmel, the fair values of certain assets based on appraisals and industry trends. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as a change in equity of a company during a period, from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income (loss) and comprehensive income (loss) for Atmel arises from foreign currency translation adjustments and unrealized gains (losses) on securities. Comprehensive income is shown in the statement of stockholders' equity. As of December 31, 2003, the accumulated other comprehensive income consisted of unrealized income on securities of $552 and foreign currency translation adjustments of $204,713. As of December 31, 2002, the accumulated other comprehensive income consisted of unrealized income on securities of $1,221 and foreign currency translation adjustments of $53,879.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for that period. Diluted net loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, warrants and convertible securities for all periods.

Product Warranties

The Company warrants finished goods against defects in material and workmanship under normal use and service typically for periods of 90 days to one year. A liability for estimated future costs under product warranties is recorded when products are shipped.

Research and Development and Software Development Costs

Costs incurred in the research and development of Atmel's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility and capitalized thereafter until the product is available for general release to customers. No software development costs were capitalized during the years ended December 31, 2003, 2002 and 2001 since costs incurred subsequent to establishment of technological feasibility were not material.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46-R) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities (SPEs) created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the Company's consolidated financial position, consolidated results of operations, or liquidity. The Company believes that the adoption of FIN 46-R will not have a material impact on the Company's consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 ("FAS 132 (revised 2003)")." This Statement revises employers' disclosures about pension plans and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The new disclosure provisions, effective for 2003 calendar year-end financial statements, were adopted by the Company. The provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

Reclassifications

Certain reclassifications have been made to the 2001 and 2002 amounts to conform to the 2003 presentations. These reclassifications did not change the previously reported net loss or the total assets of Atmel.

Note 2

ACQUISITIONS AND DISPOSITIONS

Disposition of Assets

In September 2002, Atmel completed the sale of certain land located in North Tyneside, UK for cash of $13,900. Atmel recorded a gain of $1,000, after disposal costs, which is included in Atmel's Consolidated Statements of Operations under the caption "Interest and other expenses, net."

In November 2002, Atmel completed the sale of certain land located in San Jose, California, for cash of $4,430. Atmel recorded a gain of $3,500, after disposal costs, which is included in Atmel's Consolidated Statements of Operations under the caption "Interest and other expenses, net."

Note 3

BALANCE SHEET DETAIL

Other current assets consist of the following:

December 31,	2003	2002
Income tax receivable	$ 6,624	$ 61,750
VAT receivable	26,616	25,249
Grants receivable	6,027	7,249
Other	14,931	13,424
Total	$ 54,198	$ 107,672

Other assets consist of the following:

December 31,	2003	2002
Intangible Assets	$ 33,384	$ 27,130
Investment in privately held companies	4,475	4,895
Total	$ 37,859	$ 32,025

Accrued liabilities and other consist of the following:

December 31,	2003	2002
Advance payments from customer	$ 9,762	$ 10,000
Federal, state, local and foreign taxes	58,778	70,650
Accrued salaries and benefits	62,917	86,560
Deferred grants	22,414	20,233
Warranty reserves and accrued returns, royalties and licenses	26,782	34,943
Restructuring	11,732	16,500
Accrued expenses	20,554	15,710
Deferred income tax liability	-	6,539
Other	19,312	10,004
Total	$ 232,251	$ 271,139

Other long-term liabilities consist of the following:

December 31,	2003	2002
Advance payments from customer	$ 94,668	$ 104,668
Income tax payable	60,950	51,396
Accrued pension liability	34,265	24,586
Long term technology license payable	15,051	-
Deferred income tax liability	7,748	5,504
Other	14,674	10,892
Total	$ 227,356	$ 197,046

As of December 31, 2003, Atmel has recorded $104,430 in customer advances, of which $9,762 is recorded in accrued liabilities and $94,668 in other long-term liabilities. The customer advances relate to financings and supply agreements into which Atmel entered with a specific customer in 2000. The supply agreements call for the Company to make available to the customers a minimum quantity of products. Minimum payments are required each year on these agreements, with additional payments to be made if the customers exceed certain purchasing levels. Minimum payments required to be made annually are the greater of 15% of value of product shipped to customer or $10,000, until such time that the advances have been fully repaid.

The Company has entered into a number of technology license agreements with unrelated third parties. Generally, the agreements require a one-time or annual license fee. In addition, Atmel may be required to pay a royalty on sales of certain products that are derived under these licensing arrangements. The royalty expense is accrued in the period in which the revenues incorporating the technology are recognized.

Note 4

SHORT-TERM INVESTMENTS

All marketable securities are deemed by management to be available for sale and are reported at fair value with net unrealized gains or losses reported within stockholders' equity. Realized gains and losses are recorded based on the specific identification method. For fiscal years 2003, 2002 and 2001, gross realized gains and losses on short-term investments were $93, $402 and $199. The carrying amount of Atmel's investments is shown in the table below:

December 31,	2003		2002	
	Book Value	Market Value	Book Value	Market Value
U.S. Government obligations	$ 3,001	$ 3,017	$ 22,075	$ 22,349
State and municipal securities	5,000	5,000	6,000	6,000
Corporate securities and other obligations	36,614	37,150	70,135	71,082
	44,615	45,167	98,210	99,431
Unrealized gains	552	-	1,221	-
Total	$ 45,167	$ 45,167	$ 99,431	$ 99,431

At December 31, 2003, investments with scheduled maturities within one year were $14,782 and for over one year were $29,833. At December 31, 2002, investments with scheduled maturities within one year were $59,951 and for over one year were $38,259. Atmel has classified all investments with maturity dates of 90 days or more as short term since it has the ability to redeem them within the year.

Note 5

FIXED ASSETS

December 31,	2003	2002
Land	$ 55,339	$ 37,453
Buildings and improvements	482,649	501,544
Machinery and equipment	1,854,942	1,438,048
Furniture and fixtures	88,213	91,160
Construction in progress	57,219	29,998
	2,538,362	2,098,203
Less accumulated depreciation and amortization	(1,416,995)	(1,049,172)
Fixed assets, net	$ 1,121,367	$ 1,049,031

Fixed assets include building and improvements, and machinery and equipment acquired under capital leases of $409,435 and $481,009 at December 31, 2003 and 2002. Related accumulated depreciation amounted to $284,836 and $283,620, respectively. Depreciation expense on fixed assets for the years ended December, 31 2003, 2002 and 2001, was $263,480, $236,757, $277,795, respectively.

Note 6

FIXED ASSETS HELD FOR SALE

Fixed assets related to the fabrication facilities at Irving, Texas, in the amount of $174,180 as of December 31, 2002 were designated as held for sale by the Company and were not depreciated. As of December 31, 2002, the Company had also classified $471 of certain assets in Europe as held for sale. As described in Note 16, the net realizable value of these assets was determined based on management estimates including the use of an outside appraisal.

In December 2003, the Company re-evaluated the status of the fabrication equipment in its- Irving, Texas facility. Because of significant improvements in market conditions, the Company decided to utilize much of the Irving Texas facility's equipment in other facilities to meet increasing demand. An asset impairment charge of $27,631 to write down asset values to lower of their then fair value or original net book value prior to holding these assets for sale less depreciation relating to the period the assets were held for sale, was recorded in the fourth quarter of 2003.

For the year ended December 31, 2003, the Company has sold equipment with a net book value of approximately $3,084. This equipment was classified as held for sale at December 31, 2002. The proceeds from the sales approximated the carrying values.

For the year ended December 31, 2003, the Company has scrapped equipment with a net book value of approximately $3,156. This equipment was classified as held for sale at December 31, 2002.

For the year ended December 31, 2003, the Company has put back in service assets with a net book value of $140,780. This equipment was classified as held for sale at December 31, 2002.

Note 7

INTANGIBLE ASSETS

Intangible assets as of December 31, 2003 consisted of the following:

Balances as of December 31, 2003	Gross Assets	Accumulated Amortization	Net Assets
Core / Licensed Technology	$ 100,359	$ (68,576)	$ 31,784
Non-Compete Agreement	306	(26)	280
Patent Valuation	1,377	(57)	1,320
Total Intangible Assets	$ 102,042	$ (68,658)	$ 33,384

Intangible assets as of December 31, 2002 consisted of the following:

Balances as of December 31, 2002	Gross Assets	Accumulated Amortization	Net Assets
Core / Licensed Technology	$78,802	$ (51,672)	$ 27,130

Total amortization expense related to other intangible assets is set forth in the table below:

	December 31,		
Years Ended	2003	2002	2001
Core / Licensed Technology	$ 14,115	$ 15,766	$ 23,445
Non-Compete Agreement	26	-	-
Patent Valuation	56	-	-
Total Accumulated Amortization	$ 14,197	$ 15,766	$ 23,445

The following table presents the estimated future amortization of the intangible assets:

Years Ending December 31:	*(in thousands)*
2004	$11,714
2005	10,131
2006	6,280
2007	4,477
2008	782
Total	$33,384

During 2003, Atmel acquired intangible assets for total consideration of $5,090, consisting of 1 million shares of Atmel common stock valued at $5.09 per share. Acquisition and legal costs were not material, and no liabilities were assumed. Assets acquired are classified as core technology, non-compete agreement, and patent valuation. Intangible assets are being amortized using the straight-line method over their respective estimated useful lives, which range from two to four years.

On March 31, 2003, the Company entered into a patent license agreement. In conjunction with this agreement, the Company recorded a charge of $10,000 that is now included in cost of revenues for 2003 and capitalized $15,636. The capitalized amount is amortized over the five-year life of the license agreement. The charge of $10,000 was previously recorded in interest and other expense, net, in the quarterly report on Form 10-Q for the quarter ended March 31, 2003, but has been subsequently reclassified to cost of revenues. Payment was made in the quarter ended June 30, 2003.

Note 8

BORROWING ARRANGEMENTS

Information with respect to Atmel's debt obligations is shown in the following table:

December 31,	2003	2002
Various non-interest bearing notes	$ -	$ 1,514
Various interest-bearing notes	27,956	35,804
Line of credit	15,000	-
Convertible notes	203,849	326,733
Capital lease obligations	266,525	385,387
	513,330	749,438
Less amount due within one year	(155,299)	(295,929)
Long-term debt due after one year	$ 358,031	$ 453,509

Maturities of the debt obligations are as follows:

Year ending December 31,	Convertible Notes	Other	Total
2004	$ -	$ 170,489	$ 170,489
2005	-	102,031	102,031
2006	228,033	35,746	263,779
2007	-	7,206	7,206
2008	335	5,840	6,175
Thereafter	-	14,202	14,202
	228,368	335,514	563,882
Less amount representing interest	(24,519)	(26,033)	(50,552)
Total	$ 203,849	$309,481	$ 513,330

The non-interest-bearing notes were fully repaid in 2003. Interest rates on interest bearing notes and capital lease obligations are based on either the London Interbank Offered Rate (LIBOR) plus a spread ranging from 1.75% to 2%, the short-term Euro Interbank Offered Rate (EURIBOR) plus a spread ranging from 0.8% to 1.23%, or fixed rates ranging from 6.43% to 6.55%. The six-month LIBOR and EURIBOR rates were approximately 1.22% and 2.17%, respectively, at December 31, 2003.

In June 2003, the Company entered into a $15,000 revolving line of credit with a domestic bank. The full amount of the line of credit is currently outstanding, the final maturity date of which is June 25, 2006. The interest rate is 3.05% and is based on the LIBOR plus a spread of 1.25%. The spread is based on the level of borrowings under the revolving line of credit and can range from 1.25% to 5%. The Company has pledged certain marketable securities as collateral. At December 31, 2003, the fair market value of these marketable securities was $45,167.

In July 2003, the Company entered into a $25,000 revolving line of credit with a domestic bank. The maturity date is July 1, 2005. The interest rate is based on the LIBOR plus 2.5%. At December 31, 2003 no amount is outstanding under this line of credit. This line of credit is secured by certain accounts receivable and inventory balances.

Approximately $32,425 of the debt included in the capital lease obligations and the $25,000 revolving line of credit (with no outstanding borrowing at December 31,2003) require Atmel to meet certain financial ratios and to comply with other covenants on a periodic basis, and approximately $29,811 of the debt obligations have cross default provisions. The financial ratio covenants include, but are not limited to, the maintenance of minimum cash balances and net worth, and debt to capitalization ratios. The Company was in compliance with the covenants as of December 31, 2003. One of the Company's lenders requires the Company to maintain restricted cash of approximately €21,307 ($26,835) as of December 31, 2003.

In April 1998, Atmel completed a sale of zero coupon subordinated convertible notes, due 2018, which raised $115,004. On April 21, 2003, the Company paid $134,640 in cash to those note-holders of the 2018 convertible notes that submitted these notes for redemption. The 2018 convertible notes with an accreted value of $264 as of December 31, 2003 were not submitted for redemption and remain outstanding. The 2018 convertible notes are convertible, at the option of the holder, into the Company's common stock at the rate of 55.932 shares per $1 (one thousand dollars) principal amount at maturity of the debt. The effective interest rate of the notes is 5.5% per annum. At any time the Company has the option to redeem these notes for cash, in whole at any time or in part from time to time at redemption prices equal to the issue price plus accrued interest. In addition, the Company may be required to repurchase these notes at the option of the holder as of April 21, 2008 and 2013, at prices equal to the issue price plus accrued interest.

In May 2001, the Company completed a sale of zero coupon convertible notes, due 2021, which raised $200,027. The notes are convertible, at the option of the holder, into the Company's common stock at the rate of 22.983 shares per $1 (one thousand dollars) principal amount at maturity of the debentures. The effective interest rate of the debentures is 4.75% per annum. The notes will be redeemable for cash, at the Company's option, at any time on or after May 23, 2006 in whole or in part at redemption prices equal to the issue price plus accrued original issue discount. At the option of the holders on May 23, 2006, 2011 and 2016, the Company may be required to repurchase the notes at prices equal to the issue price plus accrued original issue discount through date of repurchase. The Company may elect to pay the repurchase price in cash, in shares of common stock or in any combination of the two.

Note 9

COMMON STOCK

Stock Repurchase

In January 1998, the Board of Directors of the Company approved a stock repurchase program that allowed the Company to purchase up to 20,000 shares of its common stock. In October 2002, the Board of Directors of the Company approved a stock purchase program that allowed the Company to purchase up to 100,000 additional shares of its common stock.

The Company purchased 9,400 shares of its common stock at an average price of $6.68 per share before December 31, 2000. The Company purchased 4,400 shares of its common stock at an average price of $1.93 in 2002. No shares of common stock were repurchased in 2001 and 2003. At December 31, 2003, the Company had the ability to purchase an additional 106,200 shares based on the approved stock purchase programs.

Authorized Common Stock

In May 2001, the authorized common stock of the Company was increased to 1,600,000 shares from 500,000 shares.

Note 10

COMMITMENTS AND CONTINGENCIES

Atmel leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options. Atmel also leases certain manufacturing equipment under operating leases. Rental expense for 2003, 2002 and 2001 was $10,832, $12,617 and $10,948, respectively.

The Company has entered into capital leases to finance building and improvements, and machinery and equipment. The capital leases are secured by the financed assets. At December 31, 2003, no additional amounts were available to borrow under these arrangements.

Aggregate non-cancelable future minimum rental payments under operating and capital leases are as follows:

Year ending December 31	Operating leases, net	Capital Leases
2004	$ 8,353	$ 134,221
2005	7,467	97,225
2006	7,040	32,576
2007	6,183	7,178
2008	3,763	5,840
Thereafter	5,535	13,168
	38,341	290,208
Less amount representing interest		(23,683)
Total capital lease obligations		266,525
Less current portion		(121,024)
Capital lease obligations due after one year		$ 145,501

During the normal course of business, the Company is notified of claims that it may be infringing on patents issued to other parties and is currently involved in license negotiations. Should the Company elect to enter into license agreements with other parties or should the other parties resort to litigation, the Company may be obligated in the future to make payments or to otherwise compensate these third parties which could have an adverse effect on the Company's financial condition or results of operations or cash flows.

The Company currently is a party to various legal proceedings. The amount or range of possible loss, if any, is not reasonably subject to estimation at the time of this Annual Report on Form 10-K. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the net income and financial position of the Company. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flow for the above legal proceedings could change in the future.

Agere Systems, Inc. ("Agere") filed suit in the United States District Court, Eastern District of Pennsylvania in February 2002, alleging patent infringement regarding certain semiconductor and related devices manufactured by Atmel. The complaint seeks unspecified damages, costs and attorneys' fees. Atmel disputes Agere's claims and is vigorously defending this action.

Philips Corporation ("Philips") filed suit against Atmel in the United States District Court, Southern District of New York, on October 30, 2001 for infringement of its patent, seeking injunctive relief against the alleged infringement and damages. Atmel disputes Philips' claims and is vigorously defending this action.

Seagate Technology ("Seagate") filed suit against Atmel in the Superior Court for the State of California for the County of Santa Clara on July 31, 2002. Seagate contends that certain semiconductor chips sold by Atmel to Seagate between April 1999 and mid-2001 were defective. Seagate contends that this defect has caused millions of disk drives manufactured by Seagate to fail. Seagate believes that the plastic encapsulation of the Atmel chips contain red phosphorus, which in certain highly specific and rare situations can result in an electrical short between the pins in the leadframe of the chip. Seagate seeks unspecified damages as well as disgorgement of profits related to these particular chips. Atmel has cross-complained against Amkor Technology, Inc. and ChipPAC Inc., Atmel's leadframe assemblers. Amkor and ChipPAC brought suits against Sumitomo Bakelite Co. Ltd., Amkor and ChipPAC's molding compound supplier. Atmel disputes Seagate's claims and is vigorously defending this action.

On February 7, 2003, a class action entitled *Pyevich v. Atmel Corporation, et al.,* was filed in the United States District Court for the Northern District of California, against Atmel and certain of its current officers and a former officer. The Complaint alleged that Atmel made false and misleading statements concerning its financial results and business during the period from January 20, 2000 to July 31, 2002 as a result of sales of allegedly defective product to Seagate and alleges that Atmel violated Section 10(b) of the Securities Exchange Act of 1934. Additional, virtually identical complaints were subsequently filed and were consolidated into this action. The Complaints did not identify the alleged monetary damages. Atmel filed a motion to dismiss the Complaint on November 14, 2003. By Order dated January 29, 2004, the Court granted Atmel's motion to dismiss with leave to amend. The plaintiffs did not file an amended complaint, and the Court dismissed the action, with prejudice, for failure to state a claim by Order dated March 2, 2004.

On February 19, 2003, a derivative class action entitled *Cappano v. Perlegos, et al.*, was filed in the Superior Court for the State of California for the County of Santa Clara against certain directors, officers and a former officer of Atmel, and Atmel is also named as a nominal defendant. The Complaint alleges that between January 2000 and July 31, 2002, defendants breached their fiduciary duties to Atmel by permitting it to sell defective products to customers. The Complaint alleges claims for breach of fiduciary duty, mismanagement, abuse of control, waste, and unjust enrichment. The Complaint seeks unspecified damages and equitable relief as against the individual defendants. Atmel disputes the claims and is vigorously defending this action.

The Company accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The majority of products are generally covered by a warranty typically ranging from 90 days to one year.

The following table summarizes the activity related to the product warranty liability during 2003:

	Liability Debit/(Credit)
Balance at January 1, 2003	$ (10,250)
Accrual for warranties during the period	(9,920)
Accrual relating to preexisting warranties (including change in estimates)	(1,052)
Settlements made (in cash or in kind) during the period	11,224
Balance at December 31, 2003	$ (9,998)

As is customary in the Company's industry, as provided for in local law in the United States and other jurisdictions, the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company's products. From time to time, the Company will indemnify customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of the Company's products and services, usually up to a specified maximum amount. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents. In the Company's experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

At December 31,2003 we had outstanding commitments for purchases of capital equipment of $43,547.

Note 11

TAXES ON INCOME

The components of loss from operations before income taxes were as follows:

Years Ended December 31,	2003	2002	2001
U.S.	$ (186,502)	$ (373,095)	$ (258,035)
Foreign	82,451	(178,472)	(273,358)
	$ (104,051)	$ (551,567)	$ (531,393)

The provision for (benefit from) income taxes consists of the following:

Years Ended December 31,		2003	2002	2001
Federal	Current	$ (6,593)	$ (60,000)	$ (20,365)
	Deferred	(3,714)	67,899	(66,024)
State	Current	-	-	-
	Deferred	-	37,133	(20,699)
Foreign	Current	30,685	8,162	1,655
	Deferred	(6,433)	37,035	(7,612)
Total income tax provision (benefit)		$ 13,945	$ 90,229	$ (113,045)

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31,	2003	2002
Deferred income tax assets:		
Fixed assets	$ 204,917	$ 242,030
Other intangibles	16,618	16,525
Deferred income on shipments to distributors	5,767	5,729
Other accruals	44,681	23,559
Net operating loss	106,525	81,034
Research and development and other tax credits	37,426	38,463
Total deferred income tax assets	415,934	407,340
Deferred income tax liabilities:		
Deferred grant and undistributed subsidiary income	(14,135)	(11,480)
Unrealized foreign exchange loss	(655)	-
Other	(368)	(563)
Total deferred tax liabilities	(15,158)	(12,043)
Less valuation allowance	(402,672)	(407,340)
Total net deferred income tax liability	$ (1,896)	$ (12,043)

The Company records a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The reduction in valuation allowance for the year ended December 31, 2003 resulted primarily from the utilization of deferred tax assets in offsetting current tax expense. The ultimate realization of the deferred tax assets depends upon generation of future taxable income during periods in which the temporary differences become deductible. With the exception of the deferred tax assets of certain non-U.S. subsidiaries, based on historical losses and projections for making future taxable income over the periods that the deferred tax assets are deductible, the Company believes that it is more likely than not that it will not realize the benefit of the net deferred tax assets, and accordingly, has provided a full valuation allowance. At December 31, 2003, the valuation allowance relates primarily to deferred tax benefits in U.S., U.K, and French jurisdictions.

The Company's effective tax rate differs from the United States federal statutory income tax rate as follows:

Years Ended December 31,	2003	2002	2001
United States federal statutory income tax rate	(35.00)%	(35.00)%	(35.00)%
Foreign operations	18.07	15.13	5.84
State taxes, net of federal income tax benefit	-	4.41	(2.53)
Unrecognized benefit of net operating losses and tax credits	27.63	31.41	10.49
Other, net	2.70	0.41	(0.10)
Effective tax rate (benefit)	13.40%	16.36%	(21.30)%

U.S. income taxes are provided for deferred tax on undistributed earnings of non-US subsidiaries that are not expected to be permanently reinvested. There has been no provision for U.S. income tax for the remaining undistributed earnings of approximately $163,300 at December 31, 2003, because the Company intends to reinvest these earnings indefinitely in operations outside the U.S. If repatriated, these earnings would result in a tax expense of approximately $57,200 at the current federal statutory tax rate of 35%. Subject to limitation, tax on undistributed earnings may be reduced by foreign tax credits that may be generated in connection with the repatriation of earnings.

The Company has a net operating loss carryforward from foreign operations of approximately $191,100. There is no expiration on the use of the majority of these losses. The Company also has U.S. federal and state net operating loss carryforwards of approximately $130,500 and $339,800, respectively. These losses expire in different periods from 2006 through 2023.

The Company's United States income tax returns for the years 1994 through 1996 are currently under appeal with the Internal Revenue Service (IRS). The IRS has completed its examination of the years 1997 through 1999 with no material change in tax. The IRS is also examining income tax returns of the Company for the years 2000 through 2001. The Company believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments that may result from the resolution of these examinations.

Note 12

EMPLOYEE OPTION AND STOCK PURCHASE PLANS

Atmel has two stock option plans—the 1986 Incentive Stock Option Plan (1986 Plan) and the 1996 Stock Option Plan (1996 Plan). The 1986 Plan expired in April 1996. The 1996 Plan, which has reserved 36,000 shares of Common Stock for issuance thereunder, was approved by the stockholders on April 26, 1996. Under Atmel's 1996 Plan, Atmel may issue common stock directly or grant options to purchase common stock to employees, consultants and directors of Atmel. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire ten years from that date.

Activity under Atmel's 1986 Plan and 1996 Plan is set forth below:

		Outstanding Options			
	Available For Grant	Number of Options	Exercise Price Per Share	Aggregate Exercise Price	Weighted Average Ex. Price Per Share
Balances, December 31, 2000	**15,613**	**22,526**	**0.53 - 24.44**	**126,146**	**5.60**
Options Granted	(1,856)	1,856	7.12 - 14.94	19,199	10.34
Options Cancelled	844	(844)	1.84 - 24.44	(10,020)	11.87
Options Exercised		(2,534)	0.53 - 12.47	(4,718)	1.86
Balances, December 31, 2001	**14,601**	**21,004**	**0.53 - 24.44**	**130,607**	**5.60**
Options Granted	(7,616)	7,616	1.00 - 9.75	26,260	3.45
Options Cancelled	793	(793)	1.69 - 24.44	(8,457)	10.66
Options Expired	(50)	-			
Options Exercised		(1,331)	0.53 - 8.39	(2,831)	2.13
Balances, December 31, 2002	**7,728**	**26,496**	**$ 1.00 - 24.44**	**145,579**	**$ 5.49**
Options reserved for issuance	20,000				
Options Granted	(6,078)	6,078	1.68 - 6.27	31,698	5.22
Options Cancelled	655	(655)	1.00 - 24.44	(4,975)	7.60
Options Expired	(42)	-			
Options Exercised		(1,403)	1.60 - 6.85	(2,538)	1.81
Balances, December 31, 2003	**22,263**	**30,516**	**$ 1.00 - 24.44**	**169,764**	**$ 5.56**

The number of shares exercisable under Atmel's stock option plans at December 31, 2003, 2002 and 2001 were 17,024, 15,507 and 14,454.

The following table summarizes the stock options outstanding at December 31, 2003:

		Options Outstanding			Options Exercisable	
	Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	$ 1.00- 1.98	8,280	3.6 years	$ 1.97	7,663	$ 1.98
	2.11- 3.67	6,603	8.2	2.31	2,021	2.68
	3.70- 5.75	6,503	8.2	5.39	1,476	4.35
	5.91- 8.41	4,383	6.6	7.24	2,793	7.21
	8.83- 10.82	818	7.5	9.38	362	9.64
	11.02-14.97	2,114	6.9	12.88	1,217	12.77
	17.13-24.44	1,815	6.2	18.24	1,492	18.07
Total	$ 1.00-24.44	30,516	6.5	$ 5.56	17,024	$ 5.47

Under the 1991 Employee Stock Purchase Plan (ESPP), qualified employees are entitled to purchase shares of Atmel's common stock at 85 percent of the fair market value at certain specified dates. Purchases under the

ESPP were 5,014 shares of common stock in 2003, 2,619 shares of common stock in 2002, and 1,052 shares of common stock in 2001, at an average price of $1.41, $3.09 and $10.14, respectively. Of the 42,000 shares authorized for issuance under this plan, 17,977 shares were available for issuance at December 31, 2003.

The fair value of each option grant for both 1986 Plan and 1996 Plan is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest	2.97%	1.60%	3.58%
Expected life (years)	4.98 – 5.90	4.97 – 5.34	4.99 – 5.35
Expected volatility	76%	116%	80%
Expected dividend	$0	$0	$0

The weighted average fair values of options granted during 2003, 2002, and 2001 were $3.02, $2.60, and $6.33. The weighted average expected life was calculated based on the period from the vesting date to the exercise date and the exercise behavior of the employees.

The fair value of each purchase under the ESPP is estimated on the date at the beginning of the offering period using the Black-Scholes option-pricing model with substantially the same assumptions as the option plans but with expected lives of 0.5 years. The weighted average fair values of ESPP purchases during 2003, 2002 and 2001 were $0.98, $1.54 and $4.26, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

The effects of applying SFAS 123 on the pro forma disclosures for the years ended December 31, 2003, 2002 and 2001 are not likely to be representative of the effects on pro forma disclosures in future years.

At the annual stockholders meeting on May 7, 2003, the stockholders approved an increase in the authorized shares available under the ESPP by an additional 20 million shares. The Company began an ESPP offering period on February 14, 2003, intending to offer a discount to employees of 15% for funds contributed for the 6 month offering period of February through August 2003. However, since there were insufficient authorized shares to fund the entire offering, a portion of the award (representing shares issuable on August 14, 2003 but authorized by shareholders on May 7, 2003) is deemed to be measured as of May 7, the date the additional shares were approved, instead of February 14. As the discount under the ESPP is greater than 15% at the shareholders' approval date, the offering under the plan is considered a compensatory offering and the Company accounted for a portion of the award (representing shares issuable on August 14, 2003 but authorized by shareholders on May 7, 2003) relating to the offering period ended August 14, 2003 as a variable award. As a variable award, the Company is required to recognize compensation expense equal to the difference between the fair value of stock and the purchase price of the stock. Based on such calculation, the Company has recorded a non-cash compensation expense totalling $3,033 in 2003 ($2,306 of which was recorded in cost of revenues).

Note 13

RETIREMENT PLAN

The Company sponsors a defined benefit pension plan that covers substantially all German employees. The benefits are based on years of service and compensation on a career-average pay basis. The plan is non-funded. Charges to expense are based upon costs computed by independent actuaries. The contributions are intended to provide for benefits earned to date and those expected to be earned in the future.

Key assumptions for Defined Benefit Plan:

Year ended December 31,	2003	2002	2001
Assumed discount rate	5.5%	5.8%	6.0%
Assumed compensation rate of increase	4.0%	4.5%	5.0%

Net pension cost in Germany in 2003, 2002, and 2001 included the following components:

Year ended December 31,	2003	2002	2001
Service costs-benefits earned during the period	$ 943	$ 841	$ 680
Interest cost on projected benefit obligation	1,253	1,050	902
Amortization of prior service cost	-	-	(47)
Net pension cost	$ 2,196	$ 1,891	$ 1,535

The change in the German projected benefit obligation at December 31, 2003 and 2002 was as follows:

Year ended December 31,	2003	2002
Projected benefit obligation at beginning of the year	$ 20,189	$ 16,497
Service cost	943	841
Interest cost	1,253	1,050
Actuarial gains (losses)	96	(999)
Benefits paid	(296)	(199)
Foreign currency exchange rate changes	4,300	2,999
Projected benefit obligation at end of the year	26,485	20,189
Unrecognized net gain	2,232	1,937
Accrued pension liability	$ 28,717	$ 22,126

Atmel maintains a 401(k) Tax Deferred Savings Plan for the benefit of qualified employees who are primarily U.S. based. Atmel matches each eligible employee's contribution with up to a maximum of five hundred dollars. The Atmel matching contribution was $797, $811 and $1,026 for 2003, 2002, and 2001.

Atmel also has defined contribution plans, which provide retirement benefits to certain employees, primarily in France. The benefit accrues to the employees on a pro-rata basis, adjusted for inflation during their employment period. Contributions are based on several factors including salary, age, and length of service with the Company. As of December 31, 2003 and 2002, the Company has accrued approximately $10,700 and $7,300, respectively, for these defined contribution pension plans. The annual cost of these plans in 2003, 2002, and 2001 amounted to approximately $3,400, $2,400 and $2,300, respectively.

Note 14

OPERATING SEGMENTS

Atmel designs, develops, manufactures and sells a wide range of semiconductor integrated circuit products. To better focus its resources, Atmel reorganized its product families into four business units during the fourth quarter of 2001, each of which is a reportable segment. The segments represent management's view of the Company's businesses and how it evaluates the progress of its major components. In addition, each segment comprises product families with similar requirements for design, development and marketing. Atmel has four reportable segments:

ASIC: designs, develops and markets custom application-specific integrated circuits and smart cards to meet specialized customer requirements for high performance devices in a broad variety of customer-specific applications. In addition, this segment produces field programmable gate arrays, programmable logic devices, imaging sensors and data acquisition circuits for sale to customers who use them in products for telecommunications, computers, networking, image processing, industrial and military applications, and avionics.

Microcontrollers: designs, develops and markets a variety of standard microcontrollers and microcontrollers containing embedded nonvolatile memory.

Nonvolatile Memory: designs, develops and markets erasable programmable read-only memories, electrically erasable programmable read-only memories, and Flash memories for a marketplace characterized by standardized products and commodity pricing.

RF and Automotive: designs, develops and markets radio frequency and analog circuits for the telecommunications, automotive and industrial markets.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Atmel evaluates performance based on income or loss from operations before interest, nonrecurring gains and losses, foreign exchange gains and losses and income taxes.

Atmel's wafer manufacturing facilities fabricate integrated circuits for all business units as necessary and their operating costs are reflected in the segments' cost of revenues on the basis of product costs. Because operating segments are defined by the products they design and sell, they do not make sales to each other. Atmel does not report assets, or track expenditures on long-lived assets by operating segment.

Information about segments:

	ASIC	Micro-controllers	Nonvolatile Memories	RF and Automotive	Total
Year ended December 31, 2001:					
Net revenues from external customers	$ 332,624	260,636	615,056	263,952	$ 1,472,268
Segment operating income (loss)	(43,490)	26,065	25,118	26,171	33,864
Year ended December 31, 2002:					
Net revenues from external customers	$ 379,758	234,394	359,641	220,021	$ 1,193,814
Segment operating income (loss)	(11,494)	28,272	(102,880)	8,277	(77,825)
Year ended December 31, 2003:					
Net revenues from external customers	$ 479,078	271,676	355,425	224,456	$ 1,330,635
Segment operating income (loss)	(51,404)	47,127	(109,629)	33,702	(80,204)

Reconciliations of segment information to financial statements:

	2003	2002	2001
Total income (loss) for reportable segments	$ (80,204)	$ (77,825)	$ 33,864
Unallocated amounts:			
Start up costs	-	(71,075)	(69,458)
Asset impairment and restructuring charges	(27,272)	(383,801)	(481,296)
Operating loss	$ (107,476)	$ (532,701)	$ (516,890)

Start up costs reflect the pre-production cost for the North Tyneside, U.K., and Irving, Texas, wafer fabrication facilities which cannot be allocated to any product segment.

Geographic sources of revenues for each of the years ended December 31 2003, 2002 and 2001, and locations of long-lived assets as of December 31, 2003, 2002 and 2001:

	2003		2002		2001
	Revenues	Long-lived assets	Revenues	Long-lived assets	Revenues
United States	$ 235,966	$ 416,994	$ 255,332	$ 556,914	$ 358,713
Germany	138,724	23,400	113,667	24,883	132,069
France	93,859	431,932	112,732	448,061	133,359
UK	32,945	271,812	64,420	214,835	82,868
Japan	67,321	23	70,223	-	151,471
China	90,753	393	206,390	397	101,100
Rest of Asia-Pacific	500,527	1,935	233,427	1,630	299,696
Rest of Europe	132,417	12,737	106,766	8,987	148,579
Rest of World	38,123	-	30,857	-	64,413
Total	$ 1,330,635	$ 1,159,226	$ 1,193,814	$ 1,255,707	$ 1,472,268

Revenues are attributed to countries based on delivery locations. Long-lived assets exclude assets held for sale in the U.S. and Europe.

Note 15

STOCKHOLDER RIGHTS PLAN

In September 1998, the Board of Directors approved a stockholder rights plan, and in October 1999, the Board of Directors approved an amended and restated rights plan, under which stockholders of record on September 16, 1998 received rights to purchase ("Rights") one-thousandth of a share of Atmel's Series A preferred stock for each outstanding share of Atmel's common stock. The Rights are exercisable at an exercise price of $50, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and the Rights will become exercisable upon the earlier of: (1) fifteen (15) days (or such later date as may be determined by a majority of the Board of Directors) following a public announcement that a person or group of affiliated associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of Atmel's outstanding common stock, or (2) fifteen (15) business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock of Atmel. The Rights expire on the earlier of (1) October 15, 2009, (2) redemption or exchange of the Rights, or (3) consummation of a merger, consolidation or assets sale resulting in expiration of the Rights.

Note 16

ASSET IMPAIRMENT AND RESTRUCTURING CHARGES

All restructuring and asset impairment charges have been primarily recorded in line item "Restructuring and asset impairment charge" in the statements of operations.

In the third quarter of 2001, as part of a restructuring plan that included a workforce reduction and the consolidation of manufacturing operations in both the United States and Europe, the Company recorded:

- a $2,824 charge related to a headcount reduction in the United States. The US reduction in force of approximately 400 employees, mainly in the production group, was expensed as cost of revenues upon finalization of detailed plans and communications to employees, which were generally in the periods in which the employees were terminated. All employees were terminated by December 31, 2001.
- a $18,528 charge related to a headcount reduction in Europe. The European reduction in force charges of approximately 397 employees, mainly in the production group, were based on minimum legal requirements. From the original total restructuring reserve of $18,528, the Company paid $15,589 to the terminated employees. The Company reversed $2,579 in 2002 and $360 in 2003 as some terminated employees did not use retraining and rehire benefits resulting in a favorable variance compared to the original plan. At December 31, 2003, the plan was completed and 411 employees have been terminated.
- a $462,768 asset impairment charge related primarily to the manufacturing assets in the fabrication facilities in Colorado Springs, Colorado, Rousset, France and Nantes, France.

As a result of the downturn experienced in 2001, the Company delayed the completion of construction of its wafer fabrication facilities at North Tyneside, UK and Irving, Texas to 2002, when it anticipated the industry to rebound. The Company failed to meet its revenue projections in the first half of 2002 and concluded that the recovery in the industry would be slower and take longer than previously estimated. In light of these conditions, the Company performed an asset impairment review of its fixed assets. The Company determined that due to excess capacity, the future undiscounted cash flows related to the facilities at Irving, Texas and North Tyneside, U.K. would not be sufficient to recover the historical carrying value of the manufacturing equipment in those facilities. Atmel recorded an asset impairment charge of $341,383 in the second quarter 2002 to write down the carrying value of the equipment in the fabrication facilities in Irving, Texas and North Tyneside, U.K. to their estimated fair values. The estimate of fair values was made by management based on a number of factors, including appraisals.

In the third quarter of 2002, as a result of the decision to close the Irving facility and make it available for sale, the Company recorded a restructuring charge of:

- $23,456 for write down of assets held for sale to their estimated net realizable value of $174,427.
- $13,923 for terminating contracts with suppliers. A $12,437 charge, for one supplier, was estimated using the present value of the future payments which totaled approximately $18,112 at the time. The restructuring reserve is being adjusted as each monthly payment is made until complete payment of the obligation in December 2013. An additional charge of $1,486, for another supplier, was recorded and fully paid. At December 31, 2003, the remaining restructuring reserve was $11,732.
- $3,712 related to a headcount reduction. This charge related to a reduction in force of approximately 272 employees, mainly in fab operations, and was expensed upon finalization of detailed plans and communications to employees. At March 31, 2003, the Company had completed the plan, and fully used the reserve.
- A $1,118 charge related to the repayment of a property tax abatement. At March 31, 2003, the Company had fully repaid that amount.

In the fourth quarter of 2002, the Company recorded a $1,908 charge related to a headcount reduction in Europe. The charges were part of a restructuring plan that included a workforce reduction and the consolidation of manufacturing operations in Europe. The European reduction in force charges for approximately 32 employees, mainly in the production group, were based on minimum legal requirements. Atmel recorded an asset impairment charge of $880 in the fourth quarter 2002 to write down the carrying value of certain assets held for sale in Europe to their estimated realizable value. At December 31, 2003, the Company had terminated the 32 employees.

In December 2003, Atmel re-evaluated the status of the fabrication equipment in its Irving, Texas facility. Because of significant improvements in market conditions, Atmel decided to utilize much of this equipment in other facilities to meet increasing demand. An asset impairment charge of $27,632 to write down asset values to the lower of their then fair value or original net book value, prior to holding these assets for sale less depreciation relating to the period the assets were held for sale, was recorded in the fourth quarter of 2003. While this facility was held-for-sale, assets were not in use, and were not depreciated.

The following table summarizes the activity related to the restructuring reserve liability as of December 31, 2001, 2002, and 2003.

	January 1, 2001 reserve	Charges	Reversals	Payments	December 31, 2001 reserves
Third quarter of 2001					
Reduction of force in Europe	$ -	$ 18,528	$ -	$ (1,001)	$ 17,527

	January 1, 2002 reserve	Charges	Reversals	Payments	December 31, 2002 reserves
Third quarter of 2001					
Reduction of force in Europe	$ 17,527	$ -	$ (2,579)	$ (14,113)	$ 835
Third quarter of 2002					
Termination of contract with supplier	-	13,923	-	(499)	13,424
Employee termination costs	-	3,712	-	(3,601)	111
Repayment of property tax abatement	-	1,118	-	(606)	512
Fourth quarter of 2002					
Reduction of force in Europe	-	1,908	-	(290)	1,618
Total	$ 17,527	$ 20,661	$ (2,579)	$ (19,109)	$ 16,500

	January 1, 2003 reserve	Charges	Reversals	Payments	December 31, 2003 reserves
Third quarter of 2001					
Reduction of force in Europe	$ 835	$ -	$ (360)	$ (475)	$ -
Third quarter of 2002					
Termination of contract with supplier	13,424	-	-	(1,692)	11,732
Employee termination costs	111	-		(111)	-
Repayment of property tax abatement	512	-	-	(512)	-
Fourth quarter of 2002					
Reduction of force in Europe	1,618	-	-	(1,618)	-
Total	$ 16,500	$ -	$ (360)	$ (4,408)	$ 11,732

The restructuring reserve balance of $11,732 at December 31, 2003 is for the termination of a contract with a supplier and will be paid out over the next 10 years.

Note 17

NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for that period. Diluted net loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, warrants and convertible securities for all periods.

A reconciliation of the numerator and denominator of basic and diluted net loss per share is provided as follows:

Years Ended December 31,	2003	2002	2001
Basic and diluted net loss (numerator)	$ (117,996)	$ (641,796)	$ (418,348)
Shares used in basic and diluted net loss per share calculations (denominator)	469,869	466,949	464,575
Basic and diluted net loss income per share	$ (0.25)	$ (1.37)	$ (0.90)

Options to purchase approximately 30,516, 26,496 and 21,004 shares were outstanding at December 31, 2003, 2002 and 2001, respectively and were excluded from the computation of dilutive shares because of their antidilutive effect on net loss per share as the Company incurred a net loss for these years.

Common stock equivalent shares associated with the convertible notes of 59,086, 60,891 and 26,166 shares were also excluded from the computation of dilutive shares because of their antidilutive effect on net loss per share as the Company incurred a net loss for the years ended December 31, 2003, 2002 and 2001. The number of common stock equivalent shares is computed by dividing the total outstanding balance (principal plus interest) of the convertible notes by the average closing sales price of the Company's common stock for the applicable period. The average closing stock price was $3.45, $5.37 and $10.71 in 2003, 2002 and 2001, respectively. This calculation assumes the Company would repurchase the convertible notes using only common stock at the average stock price for the related period and no cash. In the event of redemption of the convertible notes, the actual conversion price will depend on future market conditions.

Note 18

PROCEEDS FROM LEGAL AWARD AND INTEREST AND OTHER EXPENSES, NET

During the fourth quarter of 2003, we received approximately $37,850 from Silicon Storage Technologies, Inc. (SST), constituting the $36,500 jury award, plus pre- and post-judgment interest, granted in relation to the May 7, 2002, judgment by the District Court for the Northern District of California.

Interest and other expenses, net, is summarized in the following table:

Years Ended December 31,	2003	2002	2001
Interest and other income	$ 9,283	$ 15,255	$ 35,709
Interest expense	(36,396)	(45,737)	(55,852)
Gain on repurchase of convertible notes	-	14,751	-
Foreign exchange transactions gains (losses)	(7,312)	(3,135)	5,640
Total	$ (34,425)	$ (18,866)	$ (14,503)

Report of Independent Auditors

To the Board of Directors and
Stockholders of Atmel Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Atmel Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California

March 3, 2004

Report of Independent Auditors on
Financial Statement Schedule

To the Board of Directors
of Atmel Corporation

Our audits of the consolidated financial statements of Atmel Corporation and subsidiaries referred to in our report dated March 3, 2004 also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
San Jose, California

March 3, 2004

Schedule II

ATMEL CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
For the fiscal years ended December 31, 2003, 2002, and 2001

(In thousands)

Description	Balance at Beginning of Period	Charged (Credited) to Expense[1]	Deductions - Write-offs	Balance at End of Period
Allowance for doubtful accounts receivable:				
Fiscal year ended December 31, 2001	$19,687	$5,502	$(5,000)	$20,189
Fiscal year ended December 31, 2002	20,189	2,526	(300)	22,415
Fiscal year ended December 31, 2003	22,415	(1,219)	(4,785)	16,411

1. Additions charged (credited) to expense, net of recoveries. During the year ended December 31, 2003, the Company recorded a benefit of $2.6 million due to collection of previously reserved accounts receivable which resulted in a net credit to the Statement of Operations.

ATMEL